
10013326

SeaChange

2010 ANNUAL REPORT AND PROXY



a television experience free from physical constraint

FlexibiliTv

define
your television
experience.

SEACHANGE INTERNATIONAL, INC. **FINANCIAL HIGHLIGHTS**



NET INCOME
$3,000
$10,000
$1,300
DILUTED EARNINGS PER SHARE
0.10
0.32
0.04
TOTAL REVENUE
$180,000
$202,000
$202,000
CASH AND INVESTMENTS
$88,000
$86,000
$48,500
FY '08
FY '09
FY '10

(all numbers in thousands, except diluted earnings per share)

LETTER FROM THE CEO

Dear Fellow Shareholders:

This year SeaChange accomplished major milestones in spite of a down global economy. We improved our software licensing revenue model to achieve 60 percent recurring revenue. We also advanced our strategic vision to become the leading multi-screen software vendor for the broadband industry through several acquisitions.

Fiscal 2010 ended with revenue of $201.7 million and Non-GAAP income of $0.25 per share. I remain confident about continued growth of the video-on-demand market, our leadership position, and our financial strength. In fiscal 2011, we will continue to focus on building recurring revenue, expansion of our software business, and consolidation of our acquisitions into a shareable, component-based software platform.

SOFTWARE

Our flagship Software business segment achieved revenues of $67 million. We were well positioned in our support for increased interest in on-demand advertising, a trend which we expect to continue throughout fiscal 2011. At the same time, many operators began migrating toward more powerful and flexible consolidated back office software, which reinforced our market leadership as we grew the total number of customers running their entire on-demand back office on SeaChange.

Mobix Interactive – Our fiscal 2009 acquisition of Mobix allowed us to expand into multi-screen environments and we expect additional rollouts throughout next year in the U.S., EMEA, and Asia.

eventIS – This year we acquired eventIS, the largest linear and on-demand back office software provider for cable in mainland Europe. The Company's revenue was approximately $10 million last year, in a market that is still in its early stages. Europe has 80 million cable subscribers in comparison to the United States' 70 million cable subscribers, which are mostly digital and ready for on-demand. The European market has plenty of room for growth as cable infrastructure today is primarily comprised of one-way networks.

The work being done in Europe to upgrade to two-way networks is under way, meaning that the market has significant upside to launch two-way services such as video-on-demand, advanced advertising and more. eventIS provides a complementary product set and European-centric software integrations.

VividLogic – This year we also focused on the next generation of in-home software with the acquisition of VividLogic. The acquisition closed shortly after the end of the fiscal year and I look forward to talking about the Company's integration with SeaChange throughout Fiscal 2011. VividLogic licenses software that runs in the device (set-top, television, home gateway, etc.) and sells to consumer electronics companies such as Cisco, Pace, HP, Mitsubishi, Hitachi, Fujitsu, Sony, Panasonic, Pioneer, Funai, Epson, and others. We are also working with several operators to develop hardware-agnostic software for their next generation home products.

The greatest accomplishment for our software business this year was the shift from licensing revenue to significant recurring revenue. By continuing to innovate for our customers we were able to achieve a more consistent revenue stream.

We continue to see our customers focused on advanced advertising and multi-screen video expansion. Many are working to launch TV Everywhere services, in which they offer multi-screen video service bundles. One of our strategies for the upcoming fiscal year will be to effectively use all of the software investments as one common infrastructure, thereby optimizing our R&D spending while continuing to grow recurring revenue.

MEDIA SERVICES

The Media Services business segment revenue for the year was $20 million. The year-over-year growth for this business unit was 38%, using local currencies, and we expect growth of 25 -30% again in FY 2011.

Outside of North America, the video market continues to trend towards content aggregation outsourcing, which provides us with opportunities for growth in Europe and expansion into other regions. Typically, the Media Services business is managed at the CEO and CMO levels of our customers. This has allowed us to expand our traditional CTO and technology relationships to new senior management groups, furthering our overall relationships within our customer base.

This past year we built a state-of-the-art digital processing workflow factory. This facility allows us to fully manage and control vital content processing of the business, rather than outsourcing it. Bringing this in-house has allowed us to double our gross margins from 10% in the first half of the year to 22% in the second half.

Today, we support 12 distribution platforms across nine territories in six languages. We've been able to expand beyond traditional television content to also offer managed services for mobile content, offering such services to companies including Vodafone and 3 UK. Currently we stream over 40,000 mobile videos every month, and we're trending toward further growth.

SERVERS AND STORAGE

The Servers and Storage business segment revenue for fiscal 2010 was $35 million. We expanded into new sites and customers throughout the year, primarily in Europe and the Americas. The streaming and storage business continues to expand into Content Distribution Network (CDN) architectures and we have been selected by several multiple systems operators to supply solutions for their CDN launches.

As we continue to expand our leadership in software solutions, we are also carefully evaluating various options, including offering more software-focused, hardware-agnostic products.

CLOSING

Fiscal 2010 was a year of positioning the Company to address new markets and expand its presence with current customers. We made strategically important acquisitions with eventIS and VividLogic and won key back office software accounts, while also expanding current accounts.

In fiscal 2011 we expect our acquisitions will contribute to our expansion both financially and in market share. Key to this is consolidating our software platforms into a common, shared architecture, which provides the starting point for local integration and customization to meet the needs of individual world markets. This approach optimizes our R&D spending and allows us to be a more nimble partner to our customers through more effective engagement of our engineering organizations in the United States, United Kingdom, Netherlands, China, and the Philippines.

Our target for R&D expense is below 25%. And we have a gross margin target of 60% and a 10% pre-tax margin for the software business by the close of fiscal 2011. We'll maintain an aggressive evaluation of our product portfolio to ensure that it fully serves our core software strategy.

Our customers and the industry as a whole are focused on content growth, multiple screen streaming, content flexibility through new content formats, "over the top" delivery, device growth, 3D TV, and interactive applications as opportunities for fiscal 2011. SeaChange has already been at work in support of these opportunities.

But as always, we cannot do it alone. Our loyal customers, dedicated employees worldwide, and supportive shareholders are crucial to our success. I thank all of you and look forward to sharing our progress during the exciting year ahead.

With best regards,

Bill Styslinger

Chief Executive Officer and Chairman
SeaChange International, Inc.



SEACHANGE INTERNATIONAL, INC.
50 Nagog Park
Acton, Massachusetts 01720

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 15, 2010

The Annual Meeting of Stockholders of SeaChange International, Inc. ("SeaChange" or the "Company") will be held at SeaChange's offices, located at 50 Nagog Park, Acton, Massachusetts 01720, on Thursday, July 15, 2010 at 10:00 a.m., local time, to consider and act upon each of the following matters:

1. To elect the three members named in the proxy statement to the Board of Directors to serve for three-year terms as Class II Directors.
2. To ratify the appointment of SeaChange's independent registered public accounting firm.
3. To transact such other business as may properly come before the meeting and any adjournments thereof.

Stockholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 18, 2010, the record date fixed by the Board of Directors for such purpose.

IF YOU PLAN TO ATTEND:

Please call Martha Schaefer at (978) 897-0100 if you plan to attend. Please bring valid picture identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts ("street name" holders) will also need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, cell phones, recording devices and other electronic devices will not be permitted at the meeting.

By Order of the Board of Directors

Kevin M. Bisson
Chief Financial Officer, Secretary, Treasurer and Senior Vice President, Finance and Administration

Acton, Massachusetts
June 4, 2010

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy and mail it promptly in the enclosed envelope to ensure representation of your shares. No postage need be affixed if the proxy is mailed in the United States. If you are the registered holder of the shares, you may rather choose to vote via the Internet or by telephone. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone. Please refer to the enclosed form for instructions.

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2010 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT
TABLE OF CONTENTS

SEACHANGE INTERNATIONAL, INC.
50 Nagog Park
Acton, Massachusetts 01720

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 15, 2010

June 4, 2010

Proxies in the form enclosed with this proxy statement are solicited by the Board of Directors (the "Board") of SeaChange International, Inc. for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, July 15, 2010, at 10:00 a.m., local time, at SeaChange's offices, located at 50 Nagog Park, Acton, Massachusetts 01720.

Only stockholders of record as of the close of business on May 18, 2010 (the "Record Date") will be entitled to vote at the Annual Meeting and any adjournments thereof.

SeaChange is pleased to take advantage of the U.S. Securities and Exchange Commission (the "SEC") rules that allow companies to furnish their proxy materials over the Internet. We believe that this process allows SeaChange to provide its stockholders with the information they need in a timelier manner, while reducing the environmental impact and lowering the costs of printing and distributing its proxy materials.

As a result, SeaChange is mailing to most of its stockholders of record entitled to vote at the annual meeting on or about June 4, 2010 a Notice Regarding the Availability of Proxy Materials (sometimes referred to as the "Notice") instead of a paper copy of this proxy statement and SeaChange's 2010 Annual Report. The Notice contains instructions on how to access those documents over the Internet. The balance of SeaChange's stockholders entitled to vote at the annual meeting will be mailed on or about June 9, 2010 a printed copy of the proxy materials together with a copy of the Notice.

Information Regarding Voting and Proxies

Stockholders may vote in one of the following three ways:

(1) if you receive a copy of the proxy materials by mail, by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage paid envelope by return mail;

(2) by completing a proxy using the toll-free telephone number listed on the proxy card or Notice; or

(3) by completing a proxy on the Internet at the address listed on the proxy card or Notice.

Any proxy may be revoked by a stockholder at any time before its exercise by either delivering written revocation or a later dated proxy to the Secretary of SeaChange, entering a new vote by Internet or telephone, or attending the Annual Meeting of Stockholders and voting in person. **Only your latest dated proxy will count.**

All properly completed proxy forms returned in time to be cast at the Annual Meeting will be voted. With respect to the election of the Class II Directors, any stockholder submitting a proxy has a right to withhold authority to vote for a nominee by indicating this in the space provided on the proxy. The stockholders will also consider and vote upon a proposal put forth by the Board to ratify the selection of SeaChange's independent registered public accounting firm. Where a choice has been specified on the proxy card with respect to each proposal, the shares represented by the proxy will be voted in accordance with your specifications. If no specification is indicated on the proxy card, the shares represented by the proxy will be voted **FOR** the nominees named herein for election to the Board of Directors to serve as Class II Directors and **FOR** the proposal to approve the ratification of the selection of SeaChange's independent registered public accounting firm.

A majority in interest of the outstanding shares represented at the Annual Meeting in person or by proxy shall constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Directors are elected by a plurality of the votes cast by stockholders entitled to vote at the meeting. On all other matters being submitted to stockholders, an affirmative vote of at least a majority of the shares present, in person or represented by proxy, and voting on that matter is required for approval or ratification. An automated system administered by SeaChange's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. Abstentions, as well as broker "non-votes" are not considered to have been voted for such matters and have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matters by reducing the total number of shares from which the majority is calculated.

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other matter should be presented at the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxies and in accordance with the SEC's proxy rules. The persons named as proxies, William C. Styslinger, III and Kevin M. Bisson, were selected by the Board of Directors and are officers of SeaChange. See "Stockholder Proposals" herein at page 11.

OWNERSHIP OF SECURITIES

Securities Ownership Of Certain Beneficial Owners And Management

The following table sets forth information regarding the beneficial ownership of SeaChange common stock as of May 18, 2010 by:

- each person or entity who is known by SeaChange to beneficially own more than 5% of the common stock of SeaChange;
- each of the directors of SeaChange, the nominee to become a director of SeaChange and each of the executive officers of SeaChange named in the Summary Compensation Table on page 30; and
- all of the directors and executive officers of SeaChange as a group.

Except for the named executive officers and directors, none of these persons or entities has a relationship with SeaChange. Unless otherwise indicated, the address of each person or entity named in the table is c/o SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720, and each person or entity has sole voting power and investment power (or shares such power with his or her spouse), with respect to all shares of capital stock listed as owned by such person or entity.

The number and percentage of shares beneficially owned is determined in accordance with the rules of the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares of common stock underlying options or warrants that are exercisable by that person within 60 days of May 18, 2010. However, these shares underlying options or warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of beneficial ownership is based on 31,172,784 shares of SeaChange's common stock outstanding as of May 18, 2010.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
William C. Styslinger, III (2)	2,209,465	7.0%
Yvette M. Kanouff	119,373	*
Kevin M. Bisson	60,529	*
Edward Dunbar (3)	90,000	*
Ira Goldfarb	185,240	*
Bruce Mann (4)	191,019	*
Mary Palermo Cotton	43,168	*
ReiJane Huai	0	*
Thomas F. Olson	65,230	*
Carlo Salvatori	8,000	*
Edward Terino	10,000	*
Carmine Vona	85,118	*

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
Dimensional Fund Advisors LP (5) 1299 Ocean Avenue Santa Monica, CA 90401	1,866,196	6.0%
Ramius LLC (6) 599 Lexington Avenue, 20th Floor New York, NY 10022	2,250,000	7.2%
Wellington Management Company, LLP (7) 75 State Street Boston, MA 02109	2,448,480	7.9%
All executive officers and directors as a group (14 persons) (8)	3,568,484	11.5%

* Less than 1%

(1) Includes shares of Common Stock which have not been issued but are subject to options which either are presently exercisable or will become exercisable within 60 days of May 18, 2010, as follows: Mr. Styslinger, 316,875 shares; Ms. Kanouff, 73,500 shares; Mr. Dunbar, 60,000 shares; Mr. Goldfarb, 89,900 shares; Mr. Mann, 126,832 shares; Ms. Cotton, 5,000 shares; Mr. Olson, 27,562 shares; and Mr. Vona, 32,563 shares. Excludes restricted stock units that will not have vested within 60 days of May 18, 2010, as follows: Mr. Styslinger, 88,584 unvested restricted stock units; Ms. Kanouff, 31,998 unvested restricted stock units; Mr. Bisson, 29,036 unvested restricted stock units; Mr. Goldfarb, 29,493 unvested restricted stock units; Mr. Mann, 31,174 unvested restricted stock units; Ms. Cotton, 23,332 unvested restricted stock units; Mr. Huai, 28,000 unvested restricted stock units; Mr. Olson, 23,332 unvested restricted stock units; Mr. Salvatori, 28,000 unvested restricted stock units; and Mr. Vona, 23,332 unvested restricted stock units.

(2) Includes (i) 17,500 shares of common stock owned by Merrill Lynch, Trustee f/b/o William C. Styslinger, III, IRA and (ii) 171,500 shares of common stock owned by CGM IRA Rollover Custodian f/b/o William C. Styslinger, III, IRA. Excludes (i) 86,429 shares of common stock owned by Charles Jankovski as Trustee of The Styslinger Family Trust; (ii) 52,985 shares of common stock owned by his wife, Joyce Styslinger, and (iii) 25,810 shares of Common Stock owned by his daughter, Kimberly J. Styslinger. Mr. Styslinger disclaims beneficial ownership of the shares held by The Styslinger Family Trust; by his wife, Joyce Styslinger; and by his daughter, Kimberly J. Styslinger.

(3) As disclosed in SeaChange's Form 8-K filed March 11, 2010, Mr. Dunbar left SeaChange effective March 15, 2010. Mr. Dunbar is a named executive officer for the fiscal year ended January 31, 2010, but is no longer an executive officer or employee of SeaChange as of the date hereof.

(4) Excludes (i) 20,137 shares of common stock owned by his daughter, Emily; (ii) 20,135 shares of common stock owned by his son, Benjamin, and (iii) 20,135 shares of common stock owned by his son, Jonathan. Mr. Mann disclaims beneficial ownership of the shares held by his children.

(5) According to an amended Schedule 13G filed on February 8, 2010, Dimensional Fund Advisors LP may be deemed to have sole voting power with respect to 1,815,510 of the above-mentioned shares and sole dispositive power over all of the above-mentioned shares. Dimensional Fund Advisors LP serves as investment advisor to four investment companies and serves as investment manager to certain other commingled group trusts and investment accounts, which own the above-mentioned shares. Dimensional Fund Advisors LP disclaims beneficial ownership of such shares.

(6) Based on information contained in an amended Schedule 13D/A filed on April 15, 2010 by Ramius LLC on behalf of itself and other reporting persons named therein. According to the Schedule 13D/A, as of the close of business on April 14, 2010, (i) Ramius Value and Opportunity Master Fund Ltd ("Value and Opportunity Master Fund") had beneficial ownership and voting and dispositive control of 1,442,145

shares, (ii) Ramius Navigation Master Fund Ltd ("Navigation Master Fund") had beneficial ownership and voting and dispositive control of 462,807 shares, (iii) Ramius Enterprise Master Fund Ltd ("Enterprise Master Fund") had beneficial ownership and voting and dispositive control of 345,048 shares, (iv) RCG PB Ltd. ("RCG PB"), as the sole shareholder of Navigation Master Fund, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Navigation Master Fund, (v) RCG Starboard Advisors, LLC ("RCG Starboard Advisors"), as the investment manager of Value and Opportunity Master Fund, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, (vi) Ramius Advisors, LLC ("Ramius Advisors"), as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Enterprise Master Fund and Navigation Master Fund, (vii) Ramius LLC ("Ramius"), as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund, (vii) Cowen Group, Inc. ("Cowen"), as the sole member of Ramius, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund, (ix) RCG Holdings LLC ("RCG Holdings"), as a significant shareholder of Cowen, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund, and (x) C4S & Co., L.L.C. ("C4S"), as the managing member of RCG Holdings, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund. In addition, as the managing members of C4S, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, and Thomas W. Strauss, may each be deemed to share beneficial ownership and voting and dispositive control of the shares held by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund. The persons and entities listed above have agreed to form a group with Messrs. John A. Buckett, who beneficially owns and controls 1,000 shares and Edward Terino, who beneficially owns and controls 10,000 shares, for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

(7) According to an amended Schedule 13G filed on February 12, 2010, Wellington Management Company, LLP shares voting power with respect to 1,428,606 of the above-mentioned shares with its clients and shares dispositive power over all of the above-mentioned shares with its clients.

(8) This group is comprised of those individuals named in the Summary Compensation Table on page 30, the remaining executive officers of SeaChange and those persons who were directors of SeaChange as of May 18, 2010. Includes an aggregate of 815,132 shares of Common Stock which the directors and executive officers, as a group, have the right to acquire by exercise of stock options or will acquire upon vesting of restricted stock units within 60 days of May 18, 2010. Excludes an aggregate of 383,194 restricted stock units held by directors and executive officers, as a group, that will not have vested within 60 days of May 18, 2010.

PROPOSAL NO. I

ELECTION OF DIRECTORS

SeaChange's Board of Directors currently consists of six members, five of whom are independent, non-employee directors. The Board of Directors is divided into three classes. Each class serves for a term of three years, with the terms of office of the directors in the respective classes expiring in successive years. The present term of the Class II Directors expires at the Annual Meeting. The Board of Directors, based on the recommendation of the Corporate Governance and Nominating Committee, has nominated Messrs. Olson and Salvatori for re-election as Class II Directors and has in addition nominated Edward Terino for election as a new Class II Director. The Board of Directors knows of no reason why any of these nominees should be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of some other person, or for fixing the number of directors at a lesser number. Messrs. Olson, Salvatori and Terino have each consented to being named in this proxy statement as a nominee to be a Class II Director and to serving in that capacity, if elected.

The Board of Directors unanimously recommends a vote "FOR" the Nominees listed below.

The following table sets forth, for each nominee to be elected at the Annual Meeting and each of the other current directors, the year the nominee or director was first appointed or elected a director, the principal occupation of the nominee or director during at least the past five years, any other public company boards on which the nominee or director serves or has served in the past five years, the nominee's or director's qualifications to serve on the Board and the age of the nominee or director. In addition, included in the information presented below is a summary of each nominee's or director's specific experience, qualifications, attributes and skills that led the Board to the conclusion that he or she should serve as a director.

Class II Director Nominees (Terms Expire at 2010 Annual Meeting)

Nominee's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Thomas F. Olson (2001)	Director and Independent Lead Director Thomas F. Olson, 61, has served as a Director of SeaChange since May 2001. In addition, from January 1999 to December 2003, Mr. Olson served as the Chief Executive Officer of National Cable Communications, a company specializing in cable television advertising time sales. From January 1995 to May 1998, Mr. Olson was Managing Partner of National Cable Communications and Chief Executive Officer of Katz Media Group, a radio, broadcast television and cable television national sales representation firm. Mr. Olson was with Katz Media Group for 23 years. Since 2005, Mr. Olson has also served on the board of Sarkes Tarzian, Inc., a private company that owns and operates television and radio stations. Mr. Olson contributes valuable executive experience within the cable and broadcast television industry and with the issues confronting companies within that industry.

Carlo Salvatori (2009)	Director Carlo Salvatori, 69, has served as a Director of SeaChange since February 2009. In addition, commencing June 1, 2010, Mr. Salvatori will serve as the Chairman of Lazard Italy, the financial advisory and asset management firm. Prior to that, from July 2006 until May 2010, Mr. Salvatori served as the Managing Director and Chief Executive Officer of Unipol Gruppo Finanziario, an insurance and banking firm in Bologna, Italy. He was Chairman of Bank Austria Creditanstalt, a banking firm based in Vienna, Austria, from January 2006 until June 2006, and prior to that served as Chairman of Unicredit Group, a banking company based in Milan, Italy, from May 2002 until January 2006. Further, Mr. Salvatori served as the Deputy Chairman of Mediobanca, a banking company in Milan, from May 2002 until June 2002. Mr. Salvatori was appointed Chief Executive Officer of Cariplo in 1996, which later became Banca INTESA, which at the time was the largest bank in Italy, with Mr. Salvatori continuing as its Chief Executive Officer until 2001. Mr. Salvatori contributes valuable international business experience, extensive financial expertise and contacts in the financial and industrial community throughout Europe.
Edward Terino	Director Nominee Edward Terino, 56, has served as President of GET Advisory Services, LLC, a strategic and financial management consulting firm focused on the maritime and technology industries, since March 2008. Previously, Mr. Terino served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Art Technology Group, Inc., a provider of Internet-based e-commerce software focused on the Global 1000 market, from September 2001 until June 2005. Prior to this, Mr. Terino was the President, CEO and CFO of Arlington Tankers Ltd., an international seaborne transporter of crude oil and petroleum products, a position he held since January 2008. Mr. Terino has served as a Director of S1 Corporation, a leading provider of integrated banking solutions, since April 2007 and is Chairman of the Audit Committee and a member of the Compensation Committee of S1 Corporation. Mr. Terino was also appointed to serve as a director of Phoenix Technologies Ltd., a provider of core systems software for personal computers, in November 2009, and Baltic Trading Limited, a drybulk vessels operator, in March 2010. From October 1999 until March 2006, Mr. Terino served as a Director and as Chairman of EBT International Inc., a Web content management software company. Mr. Terino would contribute experience in managing costs and financial measures in a software-based company.

Class I Directors (Terms Expire at 2012 Annual Meeting)

Director's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
William C. Styslinger, III (1993)	Chief Executive Officer, Chairman of the Board and Director William C. Styslinger, III, 64, is a founder of SeaChange and has served as the Chief Executive Officer and a Director since the inception

	of SeaChange in July 1993 and as Chairman of the Board since January 1995. He additionally served as President of the Company from inception through April 2009. Prior to forming SeaChange in 1993, Mr. Styslinger was employed at Digital Equipment Corporation since March 1978, serving as manager of the Cable Television Business Unit from October 1991 to May 1993.
	Mr. Styslinger contributes valuable executive experience from his decades of work in the cable television industry and his leadership of SeaChange since its founding in 1993.
ReiJane Huai (2009)	Director
	ReiJane Huai, 51, has served as a Director of SeaChange since August 2009. In addition, Mr. Huai has served as President and Chief Executive Officer of FalconStor Software, Inc. and its predecessor since December 2000 and has served as a member of the FalconStor board since July 2000 and as Chairman since August 2001. Prior to July 2000, Mr. Huai served as executive vice president and general manager, Asia, for Computer Associates International, Inc., where he was responsible for sales, marketing and the development of strategic joint ventures in the region. Mr. Huai joined Computer Associates in 1996 with its acquisition of Cheyenne Software, Inc., where he was president and chief executive officer. Mr. Huai joined Cheyenne Software, Inc., in 1985 as manager of research and development of ARCserve, the industry's first storage management solution for the client/server environment.
	Mr. Huai contributes valuable executive experience in the global software industry.

Class III Directors (Terms Expire at 2011 Annual Meeting)

Nominee's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Mary Palermo Cotton (2004)	Director
	Mary Palermo Cotton, 52, has served as a Director of SeaChange since September 2004. Currently Ms. Cotton is Chief Executive Officer of iDirect Technologies, a leading provider of satellite based IP communications technology. Previously, Ms. Cotton was a Senior Vice President of SAP, an enterprise software provider, as a result of SAP's June 2006 acquisition of Frictionless Commerce. Prior to the acquisition, Ms. Cotton had been the Chief Executive Officer of Frictionless Commerce, a company providing supplier relationship management software, since February 2005. From February 2003 to July 2004, Ms. Cotton was a Senior Advisor to Aspen Technology, a software service provider, and previously served as Aspen's Chief Operating Officer from January 2001 to January 2003. Ms. Cotton additionally served on the Board of Directors of Precise Software Solutions from June 2000 to June 2003 when Precise Software Solutions was acquired by VERITAS Software.
	Ms. Cotton contributes extensive executive experience in the global software industry as well as extensive financial reporting expertise.
Carmine Vona (1995)	Director

Carmine Vona, 72, has served as a Director of SeaChange since January 1995. In addition, since December 2001, Mr. Vona has served as Chairman of Metrosoft, Inc., a New Jersey based company specializing in providing software products to the mutual funds industry, having also served as its Chief Executive Officer from December 2001 through December 2002. From 1996 to 2009, Mr. Vona also served as the President and Chief Executive Officer of Vona Information Systems, Inc., a consulting firm specializing in technical software architectures for the financial industry. From August 2000 to December 2002, Mr. Vona served as a member of the Board of Directors of E-LAB, an Italian bank wholly owned by Banca INTESA. From November 1969 to June 1996, Mr. Vona was employed by Bankers Trust Co., during which time he held positions as Executive Vice President and Senior Managing Director for worldwide technology. From August 1986 to June 1996, Mr. Vona was Chairman of BT-FSIS, a software development company and a wholly-owned subsidiary of Bankers Trust Co.

Mr. Vona contributes extensive experience in software development, front and back-office re-engineering and risk management, and in the formulation, execution and control of entity-wide software strategies.

Arrangements or Understandings Regarding the Selection of Certain Directors

On June 3, 2010, SeaChange entered into an agreement (the "Ramius Agreement") with Ramius Value and Opportunity Master Fund Ltd., funds managed by it and certain of its affiliates including Ramius LLC (collectively, "Ramius"), as further described in the Current Report on Form 8-K filed by SeaChange with the Securities and Exchange Commission on June 3, 2010.

Pursuant to the Ramius Agreement, SeaChange agreed, among other things, to nominate Mr. Terino for election to the Board as a Class II Director at the 2010 Annual Meeting, to elect Raghu Rau to the Board to serve as a Class III Director (with a term to expire at the 2011 Annual Meeting), and to maintain the size of the Board at eight members until the conclusion of the 2011 Annual Meeting.

Ramius agreed, among other things, to withdraw the letter previously submitted to SeaChange nominating members to the Board and to support the proposals supported by SeaChange being put to a vote of stockholders at the 2010 Annual Meeting. Ramius also agreed that if, at any time prior to the conclusion of the 2011 Annual Meeting, Ramius were to own less than three percent (3.0%) of SeaChange's outstanding common stock, Mr. Rau would resign from the Board and Ramius would lose its director election rights under the Ramius Agreement with respect to the seat previously held by Mr. Rau.

While Mr. Rau does not currently serve on the Board and is not nominated for election at the 2010 Annual Meeting, the following sets forth the biographical information regarding Mr. Rau that would have been disclosed above if he was a current director or nominee.

Raghu Rau	Raghu Rau, 61, joined the SeaChange Board in May, 2010. Mr. Rau is a strategic advisor specializing in global marketing and business

strategy and venture capital and market development for high-technology companies. Mr. Rau currently serves on the Marketing Advisory Board of Cleversafe, Inc., a provider of dispersed data storage technologies, and on the Strategic Advisory Board of IOCOM Integrated Communications, a provider of software and related services to companies, research labs, and government institutions. From 1992 to 2007, Mr. Rau held a number of positions with Motorola, Inc., including leadership positions in marketing and strategy, most recently serving as the Senior Vice President, Mobile TV Solutions Business from 2007 to 2008. Since May 2010, Mr. Rau has also served as a director of Microtune, Inc., the receiver solutions company.

Mr. Rau contributes experience in the areas of managing a rapidly expanding business, the integration of strategic acquisitions and joint ventures, and the implementation of corporate strategy.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Determination of Director Independence

The Board of Directors has determined that Messrs. Huai, Olson, Salvatori, Terino and Vona and Ms. Cotton are "independent" directors, meeting all applicable independence requirements of the SEC, including Rule 10A-3(b)(1) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Marketplace Rules of The Nasdaq Stock Market ("Nasdaq"). In making this determination, the Board of Directors affirmatively determined that none of such directors has a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that neither Mr. Huai's position as President and Chief Executive Officer of FalconStor, with whom SeaChange has a commercial relationship, nor the identification of Mr. Terino as a director nominee by Ramius, precluded a determination that each of Mr. Huai and Mr. Terino qualified as "independent".

Stockholder Proposals

Proposals of stockholders intended to be presented at the 2011 Annual Meeting of Stockholders must be received no later than the close of business on February 4, 2011 at SeaChange's principal executive offices in order to be included in the SeaChange proxy statement for that meeting. Any such stockholder proposals should be submitted to SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts, 01720, Attention: Secretary. Under the By-Laws of SeaChange, stockholders who wish to make a proposal at the 2011 Annual Meeting - other than one that will be included in SeaChange's proxy materials - must notify SeaChange no earlier than January 5, 2011, and no later than February 4, 2011. If a stockholder who wishes to present a proposal fails to notify SeaChange by February 4, 2011, the stockholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the By-Laws of SeaChange, the proposal is brought before the meeting, then under the SEC's proxy rules the proxies solicited by management with respect to the 2011 Annual Meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

In order to curtail controversy as to the date on which a proposal will be marked as received by SeaChange, it is suggested that stockholders submit their proposals by Certified Mail—Return Receipt Requested.

Availability of Corporate Governance Documents

SeaChange's Code of Ethics and Business Conduct ("Ethics Policy") for all directors and all employees of SeaChange, including executive officers, and the charters for the Audit, Compensation, Corporate Governance and Nominating Committees of the Board of Directors are available on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link. SeaChange will ensure that amendments, if any, to these documents are disclosed and posted on this website within four (4) business days of any such amendment.

Board Meetings

The Board of Directors of SeaChange met twelve times and acted by written consent twice during the fiscal year ended January 31, 2010. During the fiscal year ended January 31, 2010, each director attended at least 75% of the total number of meetings of the Board of Directors and meetings of all the committees of the Board on which they serve. SeaChange has a policy that its Board of Directors attend SeaChange's Annual Meeting of Stockholders. Last year, all of the directors attended the Annual Meeting of Stockholders that was held on July 15, 2009.

Board Leadership Structure and the Lead Director

While SeaChange's Chief Executive Officer serves as the Chairman of the Board of Directors, the Board of Directors has appointed an independent director to serve as Lead Director. The Board has adopted this structure to strike an effective balance between management and independent leadership participation in the Board process. The function of the Lead Director is to facilitate and improve communication between the independent directors and SeaChange by serving as the interface between SeaChange's Chief Executive Officer, senior management and the independent directors. The Lead Director works with the chairperson of the Compensation Committee, if a separate person, to establish goals for the Chief Executive Officer each fiscal year and conducts the annual Chief Executive Officer evaluation. Mr. Olson currently serves as the Lead Director.

Board Oversight of Risk

The Board oversees the business and strategic risks of SeaChange. The Audit Committee oversees financial reporting and compliance risks confronting SeaChange. The Compensation Committee oversees risks associated with SeaChange's compensation policies and practices, including performance-based compensation and change in control plans. The Corporate Governance and Nominating Committee oversees risks relating to corporate governance and the process governing the nomination of members of the Board.

SeaChange provides a detailed description of the risk factors impacting its business in its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q filed with the SEC.

Board Committees

The Board has a standing Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. The members of each committee are appointed by the Board based on the recommendation of the Corporate Governance and Nominating Committee. The members are set forth below in this proxy statement. Actions taken by any committee of the Board are reported to the Board, usually at the next Board meeting following a committee meeting. Each of these standing committees is governed by a committee-specific charter that is reviewed periodically by the applicable committee pursuant to the rules set forth in each charter.

The Board annually conducts a self-evaluation of each of its committees. All members of all committees are independent directors.

Audit Committee

The Audit Committee members are Messrs. Olson and Vona and Ms. Cotton (Chair), each of whom meet the independence requirements of the SEC and Nasdaq, as described above. In addition, SeaChange's Board has determined that each member of the Audit Committee is financially literate and that Ms. Cotton satisfies the requirement of the Marketplace Rules applicable to Nasdaq-listed companies that at least one member of the Audit Committee possess financial sophistication and that Ms. Cotton is an "audit committee financial expert" as defined in the rules and regulations promulgated under the Exchange Act. The Audit Committee's oversight responsibilities include matters relating to SeaChange's financial disclosure and reporting process, including the system of internal controls, the performance of SeaChange's internal audit function, compliance with legal and regulatory requirements, and the appointment and activities of SeaChange's independent auditors. The Audit Committee met six times and acted by unanimous written consent one time during fiscal year 2010. The responsibilities of the Audit Committee and its activities during fiscal year 2010 are more fully described in the Audit Committee Report contained in this proxy statement.

Compensation Committee

The Compensation Committee members are Messrs. Olson (Chair) and Vona, each of whom meet the independence requirements of the SEC and Nasdaq, as described above. Among other things, the Compensation Committee determines the compensation, including stock options, restricted stock units and other equity compensation, of SeaChange's management and key employees, administers and makes recommendations concerning SeaChange's equity compensation plans, and ensures that appropriate succession planning takes place for all levels of management, department heads and senior management. The Compensation Committee met seven times and acted by unanimous written consent five times during fiscal year 2010. The responsibilities of the Compensation Committee and its activities during fiscal year 2010 are more fully described in the Compensation Discussion and Analysis contained in this proxy statement.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee members are Messrs. Olson, Salvatori and Vona (Chair) and Ms. Cotton, each of whom meet the independence requirements of the SEC and Nasdaq, as described above. The Corporate Governance and Nominating Committee is responsible for oversight of corporate governance at SeaChange, recommending to the Board of Directors persons to be nominated for election or appointment as directors of SeaChange and monitoring compliance with SeaChange's Code of Ethics and Business Conduct. The Corporate Governance and Nominating Committee identifies Board candidates through numerous sources, including recommendations from existing Board members, executive officers, and stockholders of SeaChange. Additionally, the Corporate Governance and Nominating Committee may identify candidates through engagements with executive search firms. The Corporate

Governance and Nominating Committee met five times and acted by unanimous written consent one time during fiscal year 2010.

Qualifications of Director Candidates

In evaluating the suitability of individuals for Board membership, the Corporate Governance and Nominating Committee takes into account many factors, including whether the individual meets the requirements for independence, his or her professional expertise and educational background, and the potential to contribute to the diversity of viewpoints, backgrounds or experiences of the Board as a whole including diversity of experience, gender, race, ethnicity and age. The Corporate Governance and Nominating Committee evaluates each individual in the context of the entire Board, with the objective of recommending nominees who can best further the success of SeaChange's business and represent stockholder interests. The Corporate Governance and Nominating Committee does not assign specific weights to particular criteria for prospective nominees. SeaChange believes that the backgrounds and qualifications of directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. As part of the review in fiscal year 2010 by the Corporate Governance and Nominating Committee of SeaChange's corporate governance documents, these criteria were reviewed. No changes to these criteria were recommended as a result of such review.

Procedures for Stockholders to Recommend Director Candidates

Stockholders wishing to suggest candidates to the Corporate Governance and Nominating Committee for consideration as potential director nominees may do so by submitting the candidate's name, experience, and other relevant information to the SeaChange Corporate Governance and Nominating Committee, 50 Nagog Park, Acton, Massachusetts 01720. SeaChange stockholders wishing to nominate directors may do so by submitting a written notice to the Secretary of SeaChange at the same address in accordance with the nomination procedures set forth in SeaChange's By-Laws. The procedures are summarized in this proxy statement under the heading "Stockholder Proposals." The Secretary will provide the notice to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee does not distinguish between nominees recommended by stockholders and other nominees. All nominees must meet, at a minimum, the qualifications described in "Qualifications of Director Candidates" above. Other than the nominees proposed by Ramius as discussed above in "Arrangements or Understandings Regarding the Selection of Directors," the Committee did not receive any stockholder nominee recommendations for this annual meeting.

Process for Stockholders to Communicate with Directors

Stockholders may write to the Board or a particular Board member by addressing such communication to the Chairman of the Board, if directed to the Board as whole, or to an individual director, if directed to that particular Board member, care of SeaChange's Chief Financial Officer, at SeaChange's offices at 50 Nagog Park, Acton, Massachusetts 01720. Unless such communication is addressed to an individual director, SeaChange will forward any such communication to each of the directors.

Compensation of Directors

During the fiscal year ended January 31, 2010, directors who were employees of SeaChange received no cash compensation for their services as directors, except for reimbursement of expenses incurred in connection with attending meetings. During fiscal year 2010, SeaChange directors who were not employees of SeaChange earned a fee of $9,000 per quarter and were reimbursed for their reasonable out-of-pocket expenses incurred in attending Board meetings. The Lead Director is entitled to receive an additional cash payment of $10,000 per quarter in consideration of service as Lead Director. Accordingly, for fiscal 2010, Mr. Olson earned $40,000 for his service as Lead Director in addition to earning $36,000 for his service as a director.

The Chair of the Audit Committee of the Board of Directors is entitled to receive an additional cash payment of $3,750 per quarter. Accordingly, for fiscal 2010, Ms. Cotton earned $15,000 for her service as Chairperson of the Audit Committee in addition to earning $36,000 for service as a director. The Chairs of the Corporate Governance and Nominating Committee and of the Compensation Committee are each entitled to receive an additional cash payment of $2,500 per quarter. Accordingly, for fiscal 2010, Carmine Vona earned $10,000 for his service as Chair of the Corporate Governance and Nominating Committee in addition to earning $36,000 for service as a director. The Lead Director is not eligible to receive additional fees for service as chair of a committee. As a result, as Lead Director Mr. Olson does not receive the $2,500 quarterly fee he would otherwise be entitled to as Chairman of the Compensation Committee.

In accordance with the compensation policy for non-employee directors adopted by the Compensation Committee in December 2005 and amended in July 2008, each non-employee director is entitled to receive an annual grant of 12,000 restricted stock units that vests in equal installments over three years. The annual grant of 12,000 restricted stock units with respect to fiscal 2010 was made in March 2010.

In February 2009, the Board adopted a policy to award new non-employee directors the following awards at the time they join the Board: (i) an initial equity award of restricted stock units for 12,000 shares of SeaChange's common stock, to vest annually over three years on the anniversary of the date the non-employee director joins the Board, and (ii) the annual restricted stock unit award made to non-employee directors described in the immediately preceding paragraph which, at the discretion of the Board, may be prorated for partial year service. Accordingly, upon Mr. Salvatori joining the Board in February 2009, Mr. Salvatori received a grant of 24,000 RSUs; and upon Mr. Huai joining the Board in August 2009, Mr. Huai received a grant of 16,000 RSUs.

Director Compensation
Fiscal Year 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Total ($)
Mary Palermo Cotton	51,000	-	51,000

ReiJane Huai	15,000	144,000	159,000
Thomas F. Olson	76,000	-	76,000
Carlo Salvatori	36,000	143,520	179,520
Carmine Vona	46,000	-	46,000

(1) Reflects compensation expense for restricted stock unit grants recognized for financial reporting purposes (exclusive of any assumptions for forfeitures) under FASB ASC Topic 718 (previously Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," (FAS 123R)) for the fiscal year ended January 31, 2010. The annual awards of 12,000 restricted stock units granted to non-employee directors for services rendered in fiscal 2010 were made in March 2010, during fiscal 2011, and thus are not reflected in the table above. Messrs. Huai and Salvatori were each granted awards of restricted stock units upon their election to the Board during fiscal 2010.

The table below shows the aggregate number of stock awards and options outstanding for each non-employee director as of January 31, 2010. Stock awards consist of unvested restricted stock units. Upon vesting, the units are paid in the form of shares of our common stock.

Name	Aggregate Stock Awards Outstanding (#)	Aggregate Stock Options Outstanding (#)
Mary Palermo Cotton	11,332	5,000
ReiJane Huai	16,000	0
Thomas F. Olson	11,332	27,562
Carlo Salvatori	24,000	0
Carmine Vona	11,332	32,563

Report of the Audit Committee

The Audit Committee currently consists of Ms. Cotton (chair) and Messrs. Olson and Vona.

The Audit Committee's primary duties and responsibilities are to:

- Appoint, compensate and retain SeaChange's independent registered public accounting firm, and oversee the work performed by the independent registered public accounting firm.
- Assist the Board of Directors in fulfilling its responsibilities by reviewing the financial reports provided by SeaChange to the SEC and SeaChange's stockholders.
- Monitor the integrity of SeaChange's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.
- Recommend, establish and monitor procedures designed to improve the quality and reliability of the disclosure of SeaChange's financial condition and results of operations.
- Provide an avenue of communication among the independent registered public accounting firm, management and the Board of Directors.

The Board of Directors has adopted a written charter setting out the functions the Audit Committee is to perform. A copy of this may be found on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link.

Management has primary responsibility for SeaChange's consolidated financial statements and the overall reporting process, including SeaChange's system of internal controls.

The independent registered public accounting firm audits the annual consolidated financial statements prepared by management, expresses an opinion as to whether those consolidated financial statements fairly present, in all material respects, the financial position, results of operations and cash flows of SeaChange in conformity with accounting principles generally accepted in the United States of America, expresses an opinion on the effectiveness of internal control over financial reporting and discusses with the Audit Committee any issues the independent registered public accounting firm believes should be raised with SeaChange.

For fiscal year 2010, the Audit Committee reviewed the audited consolidated financial statements of SeaChange and met with both management and Grant Thornton LLP, SeaChange's independent registered public accounting firm, to discuss those consolidated financial statements. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and that there were no material deficiencies in the design or operation of internal controls which could adversely affect SeaChange's ability to record, process, summarize and report financial data and that there was no fraud, whether or not material, that involved management or other employees who have a significant role in SeaChange's internal controls.

The Committee has received from and discussed with Grant Thornton LLP the written disclosure and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Grant Thornton LLP's communications with the audit committee concerning independence, and has discussed with Grant Thornton LLP the independent accountant's independence. The Committee also discussed with Grant Thornton LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of SeaChange be included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2010. The Audit Committee also decided to retain Grant Thornton LLP as SeaChange's independent registered public accounting firm for the 2011 fiscal year.

RESPECTFULLY SUBMITTED BY THE AUDIT
COMMITTEE OF THE BOARD OF DIRECTORS

Mary Palermo Cotton, Chair
Thomas F. Olson
Carmine Vona

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material." No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that SeaChange specifically incorporates this report or any portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

INFORMATION CONCERNING EXECUTIVE OFFICERS

In addition to Mr. Styslinger, SeaChange's Chief Executive Officer, Chairman of the Board and Director, whose biographical information is set forth above at page 7, SeaChange's executive officers are:

Executive Officer's Name	Position and Principal Occupation and Business Experience During the Past Five Years
Yvette Kanouff	President and Chief Strategy Officer Yvette Kanouff, 44, joined SeaChange in September 1997. Ms. Kanouff was elected President of SeaChange in March 2010 and, since March 2006, has served as SeaChange's Chief Strategy Officer. Previously, Ms. Kanouff served from July 2005 to March 2006 as Senior Vice President, Strategic Planning and Business Development, and as Vice President, Interactive Television Management from August 2003 to July 2005. Ms. Kanouff served as Vice President, Technology from July 2001 to August 2003, and as Director, Interactive Technology from September 1997 to July 2001. Prior to that, Ms. Kanouff served as Director of Interactive Technologies for Time Warner Cable and worked as a signal processing mathematician at Lockheed Martin.
Kevin M. Bisson	Chief Financial Officer, Treasurer, Secretary and Senior Vice President, Finance and Administration Kevin M. Bisson, 48, joined SeaChange on March 13, 2006 as the Senior Vice President, Finance and Administration, Secretary and Treasurer. Mr. Bisson assumed the role of Chief Financial Officer in April 2006. Prior to joining SeaChange, Mr. Bisson served from May 2003 until March 2006 as the Senior Vice President and Chief Financial Officer of American Superconductor Corporation, an energy technologies company, and was also the Treasurer of American Superconductor Corporation from January 2004 until March 2006. Prior to joining American Superconductor Corporation, Mr. Bisson served from 2000 to 2003 as Vice President, Controller and Treasurer for Axcelis Technologies, Inc., a semiconductor equipment manufacturing company. Prior to joining Axcelis Technologies, Mr. Bisson served for ten years in a number of financial capacities with United Technologies Corporation.
Erwin van Dommelen	President, SeaChange Software Erwin van Dommelen, 43, joined SeaChange upon the closing of SeaChange's acquisition of eventIS Group B.V. on September 1, 2009 as Chief Executive Officer and President of eventIS Group B.V. Mr. van Dommelen was appointed President, SeaChange Software Division in March 2010. Mr. van Dommelen previously worked with eventIS Software Solutions, an entity affiliated with eventIS Group B.V., serving as the Chief Executive Officer of eventIS Software Solutions since April 2002.
Steven M. Davi	Senior Vice President, Software Engineering Steven M. Davi, 46, joined SeaChange in November 1997 and, since July 2005, has served as Senior Vice President, Software Engineering. Mr. Davi previously served as Vice President, Engineering from August 2003 to July 2005, as Manager, Engineering from August 1998 to August 2003 and as Consulting Software Engineer from November 1997 to August 1998. Prior to joining SeaChange, Mr. Davi served from September 1990 until November

1997 in various engineering and managerial positions at Banyan Systems Inc., a network operating system software company that specialized in enterprise scale directory and messaging products. Prior to joining Banyan Systems, Mr. Davi served from June 1985 until September 1990 in various engineering positions within the networking division at Data General.

Ira Goldfarb	Senior Vice President, Worldwide Sales Ira Goldfarb, 52, has served as Senior Vice President, Worldwide Sales since August 2003. Prior to that, Mr. Goldfarb served as Vice President, Worldwide Sales since January 1998, Vice President, U.S. Systems Sales from August 1997 to January 1998, as Vice President, Eastern Region from January 1997 to August 1997, and as Vice President, Central Region, from August 1994 to January 1997. Prior to joining SeaChange, Mr. Goldfarb held several sales management positions at Digital Equipment Corporation from September 1983 to July 1994.
Anthony William Kelly	Senior Vice President Anthony Kelly, 48, has served as Senior Vice President of SeaChange since September 2005, concurrent with SeaChange's acquisition of ODG. Mr. Kelly also serves as Chief Executive Officer of ODG, a position he has held since 1996. Prior to assuming the role of Chief Executive Officer of ODG, Mr. Kelly served as a director of the Lambie Nairn Group from May 1992 to December 1994 and as an executive at Video Networks Limited from December 1992 to April 1995. Prior to that, from July 1990 to April 1992, Mr. Kelly served as CEO of the Palace Group, a major UK independent film producer and distributor. Before joining Palace, Mr. Kelly was Head of Program Finance at British Satellite Broadcasting from 1987 to June 1990.
Bruce E. Mann	Senior Vice President, Network Storage Engineering Bruce E. Mann, 62, joined SeaChange in September 1994 as Vice President, Network Storage Engineering. In August 2003, Mr. Mann assumed the role of Senior Vice President, Network Storage Engineering. Prior to joining SeaChange, Mr. Mann served as Director of Engineering at Ungermann-Bass, Inc., a subsidiary of Tandem Computers Inc., from March 1993 to September 1994. Prior to that, from September 1976 to March 1993, Mr. Mann was an engineer at Digital Equipment Corporation, most recently as Senior Consulting Engineer.

In addition to the above-named, currently serving executive officers, Edward Dunbar served as SeaChange's President and Chief Operating officer from April 13, 2009 to April 15, 2010. Prior to joining SeaChange, Mr. Dunbar was previously a Vice President at Comcast Cable Communications from 2007 to 2009 and, from 2002 to 2007, served as Group Vice President, West and Corporate Integration of Comcast Spotlight.

Executive officers of SeaChange are appointed by, and serve at the discretion of, the Board of Directors, and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of SeaChange. Each executive officer is a full time employee of SeaChange.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

SeaChange structures its executive compensation to reflect individual responsibilities and contributions, while providing incentives to achieve overall business and financial objectives. The Compensation Committee (the "Committee") of the Board has responsibility for establishing, implementing and monitoring adherence to this philosophy.

The Committee has designed an executive compensation program that rewards the achievement of specific financial and non-financial goals through a combination of cash and stock-based compensation. This bifurcation between financial and non-financial objectives and between cash and stock-based compensation provides a structure in which executives are rewarded for achieving results that the Committee believes will enhance stockholder value.

The Committee believes that shareholder interests are best served by compensating SeaChange employees at industry competitive rates, enabling SeaChange to attract and retain the best available talent and recognize superior performance while providing incentives to achieve overall business and financial objectives. By doing so, SeaChange believes that its ability to achieve financial and non-financial goals is enhanced.

Setting Executive Compensation

When making compensation decisions, the Committee begins with a breakdown of each compensation component for its Chief Executive Officer. This breakdown includes the dollar amount of each component of compensation payable to the Chief Executive Officer related to the relevant period, together with the related metrics for performance-based compensation. The overall purpose of this breakdown is to bring together, in one place, all of the elements of fixed and contingent compensation, so that the Committee may analyze both the individual elements of compensation (including the compensation mix) as well as the aggregate amount of actual and projected compensation.

The Committee then presents this breakdown to the Chief Executive Officer, who provides input to the Committee on the reasonableness, feasibility and effectiveness of the compensation components, including performance metrics, proposed by the Committee. The Chief Executive Officer then creates similar compensation component breakdowns for the other executive officers, presenting compensation recommendations of both base and performance-based compensation related to the relevant period, together with the associated performance metrics. These recommendations are then reviewed and, once agreed upon, approved by the Committee. The Committee can exercise its discretion in modifying any recommended compensation to executives, and exercises this discretion in active consultation with the Chief Executive Officer.

In fiscal 2009, SeaChange engaged DolmatConnell & Partners to prepare a competitive assessment of compensation practices for SeaChange's executive officers and directors. In completing this analysis, DolmatConnell, together with SeaChange, identified the following list of peer companies:

- Airvana, Inc.
- ARRIS Group, Inc.
- Aspen Technology, Inc.
- BigBand Networks, Inc.
- Concurrent Computer Corporation
- Harmonic Inc.
- iRobot Corp.
- Mercury Computer Systems, Inc.
- Netscout Systems, Inc.
- Network Engines, Inc.
- OpenTV Corp.
- Progress Software Corp.
- Sonus Networks, Inc.
- Starent Networks Corp.
- Sycamore Networks, Inc.

SeaChange selected these companies as they were representative of the sector in which SeaChange operated or competed for similar skilled employees, and because of each of the company's relative leadership position in products offered, their relative size as measured by market capitalization and the relative complexity of their business.

In determining the fiscal 2010 compensation plan for SeaChange's executive officers, SeaChange again made reference to the compensation paid by the above-listed peer companies and the Committee considered general trends in market compensation as outlined in the report of DolmatConnell. However, the Committee neither set compensation by reference to a specific level of the compensation paid by the peer companies nor engaged for other purposes DolmatConnell or any other external compensation consultants.

The Committee endeavors to establish a compensation program that is internally consistent and equitable in order for SeaChange to achieve its overall corporate objectives. Within this framework, the level of the Chief Executive Officer's compensation will differ from that of the other executives because of the difference in his role and responsibilities and the compensation practices at peer companies.

Fiscal 2010 Executive Compensation Components

For the fiscal year ended January 31, 2010, the principal components of compensation for the named executive officers were:

- base salary;
- performance-based incentive compensation;
- change in control and termination benefits; and
- general employee welfare benefits.

As discussed below, the Committee believed that this mix of compensation would allow SeaChange to pay its executive officers competitive levels of compensation that best reflect individual responsibilities and contributions, while providing incentives to achieve overall business and financial objectives.

Base Salary

SeaChange provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined individually for each executive.

During its review of base salaries for executives, the Committee primarily considers:

- individual performance of the executive;
- SeaChange's overall past operating and financial performance and future expectations;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- market data regarding peer companies.

The Committee does not give a specific weighting among these various factors but rather considers the factors collectively in setting base salary. Salary levels are typically considered on an annual basis as part of SeaChange's performance review process, as well as upon a promotion or other change in job responsibility. SeaChange tries to provide an allocation between base and performance-based incentive compensation that reflects market conditions and appropriately ensures alignment of individual performance with SeaChange's objectives.

Performance-Based Incentive Compensation

The Committee believes that performance-based incentive compensation motivates the achievement of critical annual performance objectives aimed at enhancing stockholder value. The performance-based incentive compensation plans established for each of Messrs. Bisson, Dunbar, Goldfarb, Mann and Styslinger and Ms. Kanouff provide for a cash base salary and eligibility for an equity and/or cash-based incentive bonus.

Performance-based compensation for each of the named executive officers included the overall company financial objectives related to:

- revenue for fiscal 2010; and
- earnings for fiscal 2010.

Financial performance-based objectives for named executive officers also included whether SeaChange had positive earnings during at least three of its four quarters during the fiscal year, and, in the case of Mr. Styslinger, the financial performance of On Demand Group Limited; in the case of Ms. Kanouff, the financial performance of specific software product lines; and, in the case of Messrs. Goldfarb and Mann and Ms. Kanouff, revenue-based commissions. Non-financial performance-based objectives included, in the case of Mr. Styslinger, the achievement of specific software deliverables; in the case of Ms. Kanouff, successful completion of special projects and flow of market information, the achievement of specific software deliverables and the integration of companies acquired by SeaChange; in the case of Mr. Bisson, quality of administrative, human resource, investor relation and legal services; in the case of Mr. Dunbar,

Manila operations and customer satisfaction; in the case of Mr. Goldfarb, customer satisfaction and employee development; and, in the case of Mr. Mann, objectives related to architecture and software development. The Committee determined that the combination of these financial and non-financial objectives and sales-based commissions provided an overall compensation structure that the Committee believed would focus each of the named executive officers to achieve the objectives of SeaChange.

In determining the targets and payouts at target for each of the objectives, the Committee considered the probability of achieving that target and the corresponding level of individual and group effort that would be required to achieve that target. Within that framework, the Committee set a fiscal 2010 revenue target of $210,000,000 and a fiscal 2010 earnings target of $5,000,000. The Committee retained discretion to adjust these targets during the year, including discretion to reflect unusual or non-recurring items. The Committee did not establish limits for itself with respect to exercise of this discretion, and believes that this discretion is important in order to retain the ability to compensate executive officers in a manner that reflects overall corporate performance in the market conditions.

In establishing SeaChange's financial targets and potential payout for the named executive officers, the Committee provided for additional cash and/or RSU payouts in the event that the revenue or earnings targets were exceeded, while establishing an upward limit on compensation awarded for exceeding the revenue target. The Committee also provided for a decreasing amount of cash and RSU payouts in the event that the revenue or earnings target, as applicable, was not met, while establishing a floor with respect to each objective below which no corresponding payout would be made. These provisions were established to provide incentive to SeaChange's officers to exceed the financial targets, as well as to provide some form of payout for performance that approaches but may not meet the established targets. The Committee implemented this structure to ensure that SeaChange's compensation programs support SeaChange's overall compensation objectives.

Other than with respect to Mr. Bisson, whose performance-based compensation eligibility was solely in the form of equity awards of restricted stock units (RSUs), the Committee structured the performance-based compensation to be a mixture of cash and equity awards in the form of RSUs. In determining an allocation between equity and cash incentive-based compensation (other than with respect to incentive-based compensation in the form of sales commissions which were payable solely in cash), the Committee generally seeks to have recipients earn greater value from equity awards than from cash awards. This weighting toward equity awards is done because the Committee believes that equity-based incentive compensation further aligns the interests of the executive officers with those of the stockholders, increases executive ownership of SeaChange's stock, discourages excessive levels of risk taking, and enhances executive retention in a challenging business environment and competitive labor market.

No payments were made to SeaChange's named executive officers related to the fiscal 2010 revenue or earnings objectives. SeaChange's fiscal 2010 revenue was $201.7 million which was below the $210 million target and, while above the $200 million threshold, the Committee exercised its discretion not to make a payment under this target. SeaChange's fiscal 2010 earnings were $1.3 million which was below both the $5 million earnings target and the $2.5 million threshold.

The sole performance-based programs made to SeaChange's named executive officers under the fiscal 2010 compensation plan were an award to Ms. Kanouff of $87,000 in cash and of 20,120 restricted stock units (RSUs), based upon the integration of eventIS Group B.V. and VividLogic, Inc., and the payment of sales commissions to each of Messrs. Goldfarb and Mann and Ms. Kanouff in the amount of $392,972, $80,790, and $196,486, respectively.

Grants of RSUs were made pursuant to SeaChange's Amended and Restated 2005 Equity Compensation and Incentive Plan. RSUs awarded under the fiscal 2010 compensation plan have a three year vesting schedule, and vest in equal annual installments with the first tranche to vest January 31, 2010. The Committee is limited, however, in that SeaChange has made a commitment not to grant equity awards in excess of two percent (2.0%) of issued and outstanding stock per fiscal year, subject to reasonable adjustments as may be necessary to account for unusual corporate events such as acquisitions and new hires of executive officers.

Similar to prior years, the actual grant or award of the performance-based compensation was made after fiscal year-end, when performance against the previously established metrics could be assessed by the Committee. Accordingly, the amounts reflected in the Summary Compensation Table on page 30 under the heading "Stock Awards" for a given fiscal year, such as 2010, are the grants or awards made against the prior year's performance-based compensation plan. However, performance based compensation paid in cash after fiscal year-end but earned in the prior fiscal year is reflected in the Summary Compensation Table in the year such amounts were earned.

Compensation paid by SeaChange to its named executive officers is subject to a policy regarding compensation reimbursement, or a "clawback" policy. The policy provides that in the event that the financial results of SeaChange are significantly restated, the Board of Directors will review any compensation, other than base salary, paid or awarded to any executive officer found to have engaged in fraud or intentional misconduct that caused the need for the restatement. The Board will, to the extent permitted by law, require the executive officer to reimburse SeaChange for any such compensation if:

- the amount of such compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of the restatement; and
- such compensation would have been lower than the amount actually awarded had the financial results been properly reported.

Compensation paid by SeaChange to its named executive officers in the form of equity is also subject to SeaChange's stock retention and ownership guidelines that apply to SeaChange's directors and senior officers, as described in SeaChange's Corporate Governance Guidelines, a copy of which is available on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link. These guidelines provide that by the later of December 16, 2015 and six years following appointment to office:

- each non-employee director is expected to retain ownership of vested shares of SeaChange stock in a minimum amount equal to 40,000 shares;
- the Chief Executive Officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 250,000 shares;
- the President and the Chief Financial Officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 75,000 shares; and
- each Senior Vice President that is an executive officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 50,000 shares.

Prior to meeting the stock ownership targets, each non-employee director and senior executive officer is encouraged, but is not required, to retain a meaningful portion of shares of stock acquired by the non-employee director or officer in order to progress toward the stock ownership targets, other than shares of stock sold to pay taxes and/or applicable exercise price with respect to an equity award. Upon meeting the stock ownership targets, each non-employee director and senior executive officer is required thereafter to retain 25% of all shares of stock acquired by the non-employee director or officer, other than shares of stock sold to pay taxes and/or applicable exercise price with respect to an equity award. In addition, upon any termination of service for a non-employee director and upon voluntary termination of service for a senior executive officer, such director or officer must wait at least 90 days before selling any shares. In the case of hardship or other compelling personal requirements, the stock ownership targets may be waived to permit the sale of shares by the affected person.

SeaChange has made, and from time to time continues to make, grants of stock options and RSUs to eligible employees based upon SeaChange's overall financial performance and their individual contributions. Stock options and RSUs are designed to align the interests of SeaChange's executives and other employees with those of its stockholders by encouraging them to enhance the value of SeaChange. In addition, the vesting of stock options and RSUs over a period of time is designed to defer the receipt of compensation by the recipient, creating an incentive for the employee to remain with SeaChange. SeaChange does not have a program, plan or practice to select equity grant dates in connection with the release of favorable or negative news.

Change in Control and Termination Benefits

SeaChange has entered into change in control severance agreements with each of its named executive officers. Each of these agreements was amended, effective December 21, 2009, to remove the "parachute payment" tax gross-up under Section 280G of the Internal Revenue Code of 1986, as amended. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are described in detail on page 35 under the heading entitled "Potential Payments Upon Termination or Change in Control."

The change-in-control agreements are designed to provide an incentive to remain with SeaChange leading up to and following a change in control. As discussed below, the agreements are tailored to provide for incremental benefits upon a change in control and upon termination of employment in the period subsequent to a change in control. The Committee believes that this layered method of compensation enhances stockholder value by enhancing the incentives for an executive officer to remain with SeaChange through a change in control.

Given the range in individual situations among SeaChange's executive officers and the desire to provide a relatively uniform basis of benefits among these individuals, the Committee has determined that it is appropriate for each of the executive officers to continue to be party to these change-in-control severance agreements.

General Employee Welfare Benefits

SeaChange also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. SeaChange offers a 401(k) retirement plan, which permits employees to invest in a choice of mutual funds on a pre-tax basis. SeaChange also maintains medical, disability and life insurance plans and other benefit plans for its employees.

Fiscal 2011 Executive Compensation Components

Prior to setting executive compensation for fiscal 2011, the Committee engaged Pearl Meyer & Partners to assist the Committee in reviewing SeaChange's existing executive compensation plan, updating the list of peer companies previously established in connection with setting fiscal 2009 compensation, and reviewing general compensation trends within the industry in which SeaChange operates. The Committee decided to engage Pearl Meyer and undertake this review, generally, based on the transition of SeaChange into a software company and the significant commentary in recent years regarding executive compensation trends and practices, including that published by RiskMetrics Group.

Based on this review, SeaChange updated the list of its peer companies to eliminate companies that either had been acquired or whose product or service offerings were no longer similar to those of SeaChange, and to add companies believed to be similar to SeaChange either in terms of product or service offerings, or whose relative leadership position, size as measured by market capitalization and business complexity were similar to those of SeaChange. The list of peer companies used in evaluating fiscal 2011 executive compensation were as follows:

- ARRIS Group, Inc.
- BigBand Networks, Inc.
- Concurrent Computer Corporation
- Harmonic Inc.
- iRobot Corp.
- Isilon Systems Inc.
- Limelight Networks Inc.
- Mercury Computer Systems, Inc.
- Netscout Systems, Inc.
- Network Engines, Inc.
- Progress Software Corp.
- Sonic Solutions
- Sonus Networks, Inc.
- Sycamore Networks, Inc.
- TiVo Inc.

Similar to the process completed in prior years in determining executive compensation, SeaChange made reference to the compensation paid by these peer companies in establishing fiscal 2011 executive compensation but did not benchmark compensation to these companies.

The principal components of fiscal 2011 executive compensation are as follows, the same as existed for fiscal 2010 executive compensation:

- base salary;
- performance-based incentive compensation;
- change in control and termination benefits; and
- general employee welfare benefits.

Within this framework, the Committee established the specific compensation programs for its executive officers. For fiscal 2011, named executive officers will no longer be eligible for revenue-based commissions, and adjustments were made to base salary and other performance-based incentive compensation to adjust for that change. Adjustments to base salary were also made to account for changes in responsibilities and changes in general compensation trends and practices.

Under the fiscal year 2011 plans, Mr. Styslinger will be eligible for a target incentive-based payment of a $300,000 cash payment and a grant of 125,000 restricted stock units (RSUs); Ms. Kanouff will be eligible for a target incentive-based payment of a $250,000 cash payment and a grant of 45,000 RSUs; Mr. Bisson will be eligible for a target incentive-based payment of a $80,000 cash payment and a grant of 30,000 RSUs; Mr. Goldfarb will be eligible for a target incentive-based payment of a $250,000 cash payment and a grant of 35,000 RSUs; and Mr. Mann will be eligible for a target incentive-based payment of a $100,000 cash payment and a grant of 30,000 RSUs.

This performance-based compensation is earned based on SeaChange achieving overall company financial objectives for fiscal 2011 related to revenue and net income. In the case of Mr. Bisson, the cash component of Mr. Bisson's performance-based compensation is based on individualized performance-based objectives. These objectives will be further discussed in SeaChange's proxy statement relating to its 2011 annual meeting of stockholders.

Similar to prior years, grants or awards of fiscal 2011 performance-based compensation will be determined by the Committee upon conclusion of SeaChange's 2011 fiscal year, with the RSUs to vest in equal annual installments over three years, with the first tranche vesting at the end of SeaChange's 2012 fiscal year. All of the grants of RSUs are subject to availability of RSUs for grant under SeaChange's Amended and Restated 2005 Equity Compensation and Incentive Plan, as it may be amended. The fiscal 2011 performance-based compensation plans also provide that the Committee has the discretion to determine the amount, if any, of cash bonus and restricted stock units awarded under the plans whether or not the criteria are satisfied, and also provide that the amount of the cash bonus and restricted stock units awarded may be adjusted upward or downward in predetermined amounts if actual performance exceeds or is below the target financial criteria.

Tax and Accounting Implications

The financial reporting and income tax consequences to SeaChange of individual compensation elements are important considerations for the Committee when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Overall, the Committee seeks to balance its objective of ensuring an effective compensation package for named executive officers with the need to maximize the immediate deductibility of compensation – while ensuring an appropriate and transparent impact on reported earnings and other closely followed financial measures.

In making its compensation decisions, the Committee has considered that Internal Revenue Code Section 162(m) limits deductions for compensation paid in excess of $1 million. As a result, the Committee has designed much of the total compensation packages for the named executive officers to qualify for the exemption of "performance-based" compensation from the deductibility limit. However, the Committee does have the discretion to design and use compensation elements that may not be deductible under Section 162(m), if the Committee considers the tax consequences and determines that nevertheless those non-deductible elements are in SeaChange's best interests.

Summary Compensation Table

The following table sets forth summary information regarding the compensation of SeaChange's named executive officers in fiscal 2010, 2009 and 2008.

As described above in Compensation Discussion and Analysis, grants or awards of performance-based compensation are made after fiscal year-end, when performance against the previously established metrics may be assessed by the Committee. Accordingly, amounts reflected below under the headings "Stock Awards" for a given fiscal year, such as 2010, are the grants or awards made against the prior year's performance-based compensation plan. However, performance-based compensation paid in cash after fiscal year-end but earned in the prior fiscal year is reflected below under the heading "Non-Equity Incentive Plan Compensation" in the fiscal year in which that compensation was earned, regardless of when paid.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
William C. Styslinger, III *Chief Executive Officer, Chairman of the Board, Director*	2010	420,000	-	551,321	-	-	-	971,321
	2009	438,750	-	664,302	-	408,960	-	1,512,012
	2008	401,250	-	56,426	-	653,761	-	1,111,437
Yvette Kanouff *President and Chief Strategy Officer*	2010	236,323	-	221,902	-	283,486	-	741,711
	2009	231,634	-	186,346	-	487,888	26,508	932,376
	2008	234,869	-	116,334	-	333,360	-	684,563
Kevin M. Bisson *Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary*	2010	330,750	-	144,987	-	-	-	475,737
	2009	324,188	-	301,955	-	-	-	626,143
	2008	313,298	-	88,762	-	-	-	402,060
Edward Dunbar (6) *Former President and Chief Operating Officer*	2010	361,442	400,000	-	192,431	-	-	753,873
Ira Goldfarb *Senior Vice President, Worldwide Sales*	2010	150,000	-	170,130	-	392,972	-	713,102
	2009	150,000	-	252,834	-	417,344	-	820,178
	2008	150,000	-	94,897	-	340,858	-	585,755
Bruce Mann (7) *Senior Vice President, Network Storage Engineering*	2010	279,588	-	165,064	-	80,790	-	525,442

(1) Reflects a bonus to Mr. Dunbar in accordance with his initial employment offer, paid $200,000 on the commencement of Mr. Dunbar's employment and $200,000 on February 1, 2010, earned based on Mr. Dunbar's continuous employment with SeaChange through that date.

(2) Compensation expense for restricted stock units related to our performance-based compensation plan are included in the Stock Awards column. This expense represents the grant date fair value of restricted stock unit awards for financial statement reporting purposes during fiscal 2010, 2009, and 2008 as computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(3) This expense represents the grant date fair value of the applicable option awards, as computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(4) The Non-Equity Incentive Plan Compensation column reflects the cash awards made to the named executive officers under the fiscal 2010, 2009, and 2008 performance-based compensation plans. For fiscal years 2010, 2009 and 2008, the Non-Equity Incentive Plan Compensation column includes $196,486, $215,840 and 169,920, respectively, in sales commissions earned by Ms. Kanouff. For Messrs. Goldfarb and Mann, all of the amounts included in the Non-Equity Incentive Plan Compensation column represent sales commissions earned by Messrs. Goldfarb and Mann, respectively, during the fiscal years shown.

(5) The All Other Compensation column includes Company contributions to a Named Executive Officer's 401(k) Plan account, perquisites and other personal benefits received by a Named Executive Officer to the extent such benefits exceeded $10,000 in the aggregate during the fiscal year.

(6) As disclosed in SeaChange's Form 8-K filed March 11, 2010, Mr. Dunbar left SeaChange, effective March 15, 2010. Mr. Dunbar is a named executive officer for the fiscal year ended January 31, 2010, but is no longer an executive officer or employee of SeaChange as of the date hereof.

(7) Compensation information related to Mr. Mann is presented solely with respect to fiscal 2010, as Mr. Mann was not a named executive officer in the fiscal years ended January 31, 2008 and 2009.

Grants of Plan-Based Awards

No equity awards were granted under the fiscal year 2010 performance-based incentive plan during fiscal 2010. Awards of restricted stock units under the fiscal year 2010 performance-based incentive plan were made in April 2010, and these awards are not reflected in the Summary Compensation Table above or the Grant of Plan-Based Awards table below.

Listed below are the grants of plan-based awards made in fiscal year 2010, which include the grants of restricted stock units made with respect to the fiscal year 2009 performance-based incentive plan and the new hire grant of stock options made to Mr. Dunbar concurrent with Mr. Dunbar joining SeaChange.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)
William C. Styslinger, III	4/30/2009	87,930	-	$551,321
Yvette Kanouff	4/30/2009	35,391	-	$221,902
Kevin M. Bisson	4/30/2009	23,124	-	$144,987
Edward Dunbar	4/13/2009	-	60,000	$192,431
Ira Goldfarb	4/30/2009	27,134	-	$170,130
Bruce Mann	4/30/2009	26,326	-	$165,064

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards at January 31, 2010 granted to each of SeaChange's named executive officers.

	Option Awards(1)				Stock Awards(2)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
William C. Styslinger, III	41,000	-	26.75	5/24/10	88,584	573,138
	2,380	-	18.75	4/20/11	-	-
	52,620	-	18.75	4/20/11	-	-
	55,000	-	13.76	4/4/12	-	-
	46,875	-	7.00	3/5/13	-	-
	40,000	-	15.59	11/4/13	-	-
	20,000	-	14.56	12/4/13	-	-
	20,000	-	15.62	3/4/14	-	-
	40,000	-	12.21	5/24/14	-	-
	20,000	-	14.47	8/4/14	-	-
	20,000	-	17.39	11/4/14	-	-
Yvette Kanouff	4,260	-	34.00	4/14/10	31,998	207,027
	5,740	-	26.75	5/24/10	-	-
	3,865	-	23.31	11/30/10	-	-
	4,135	-	23.31	11/30/10	-	-
	7,000	-	13.76	4/4/12	-	-
	3,500	-	13.24	5/24/12	-	-
	4,500	-	10.72	5/27/13	-	-
	4,500	-	10.33	8/4/13	-	-
	4,500	-	15.59	11/4/13	-	-
	5,000	-	15.62	3/4/14	-	-
	2,118	-	12.21	5/24/14	-	-
	2,882	-	12.21	5/24/14	-	-
	5,000	-	14.47	8/4/14	-	-
	5,000	-	17.39	11/4/14	-	-
Kevin Bisson	-	-	-	-	29,036	187,863
Edward Dunbar	60,000	-	6.23	3/15/11	-	-

	Option Awards(1)				Stock Awards(2)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Ira Goldfarb	7,668	-	34.00	4/14/10	29,493	190,820
	10,332	-	26.75	5/24/10	-	-
	14,400	-	23.31	11/30/10	-	-
	9,000	-	13.76	4/4/12	-	-
	4,500	-	13.24	5/24/12	-	-
	4,500	-	6.20	8/5/12	-	-
	4,500	-	6.05	11/4/12	-	-
	16,000	-	7.00	3/5/13	-	-
	4,500	-	10.72	5/27/13	-	-
	4,500	-	10.33	8/4/13	-	-
	4,500	-	15.59	11/4/13	-	-
	6,250	-	15.62	3/4/14	-	-
	6,250	-	12.21	5/24/14	-	-
	6,045	-	14.47	8/4/14	-	-
	205	-	14.47	8/4/14	-	-
	6,250	-	17.39	11/4/14	-	-
Bruce Mann	7,668	-	34.00	4/14/10	31,174	201,696
	10,332	-	26.75	5/24/10	-	-
	3,137	-	23.31	11/30/10	-	-
	56,863	-	23.31	11/30/10	-	-
	9,000	-	13.76	4/4/12	-	-
	4,500	-	13.24	5/24/12	-	-
	4,500	-	6.20	8/5/12	-	-
	4,500	-	6.05	11/4/12	-	-
	42,000	-	6.05	11/4/12	-	-
	4,500	-	7.00	3/5/13	-	-
	4,500	-	10.72	5/27/13	-	-
	4,500	-	10.33	8/4/13	-	-
	4,500	-	15.59	11/4/13	-	-
	6,250	-	15.62	3/4/14	-	-
	6,250	-	12.21	5/24/14	-	-
	6,250	-	14.47	8/4/14	-	-
	6,250	-	17.39	11/4/14	-	-

(1) All options in the table above were granted under the Company's Amended and Restated 1995 Stock Option Plan. Under this plan, one quarter of the options vest and become exercisable after one year and the balance vest and become exercisable over the next three years quarterly in equal installments. In fiscal 2006, the Company accelerated the vesting of certain unvested stock options with exercise prices equal to or greater than $9.00 per share that were previously awarded under the Company's Amended and Restated 1995 Stock Option Plan.

(2) These columns show the number of shares of Common Stock represented by unvested restricted stock units at January 31, 2010. The vesting dates for these unvested restricted stock units are as follows:

Name	Number of Restricted Stock Units That Have Not Vested	Date of Grant	Vesting Dates
William C. Styslinger, III	29,964 58,620	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Yvette Kanouff	8,404 23,594	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Kevin M. Bisson	13,620 15,416	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Edward Dunbar	-	-	-
Ira Goldfarb	11,404 18,089	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Bruce Mann	13,622 17,551	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12

Option Exercises and Stock Vested

The following table summarizes the option exercises and vesting of stock awards for each of SeaChange's named executive officers for fiscal 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
William C. Styslinger, III	-	-	68,067	437,927
Yvette Kanouff	21,500	163,615	26,588	172,624
Kevin M. Bisson	-	-	46,790	280,632
Edward Dunbar	-	-	-	-
Ira Goldfarb	-	-	26,027	168,995
Bruce Mann	-	-	26,580	172,841

(1) The value realized upon exercise of stock options reflects the price at which shares acquired upon exercise of the stock options were sold or valued for income tax purposes, net of the exercise price for acquiring the shares.

(2) The value realized upon vesting of the restricted stock units shown in the table above was calculated as the product of the closing price of a share of our common stock on the vesting date multiplied by the number of shares vested.

Pension Benefits

SeaChange does not offer defined benefit plans to its employees.

Nonqualified Deferred Compensation

SeaChange does not offer nonqualified defined contribution or other nonqualified deferred compensation plans to its employees.

Potential Payments upon Termination or Change in Control

As explained above, SeaChange has entered into change in control severance agreements with each of its named executive officers. For purposes of these agreements, a "change in control" means any of the following:

- the members of the Board of Directors of SeaChange at the beginning of any consecutive 12-calendar month period ("Incumbent Directors") ceasing for any reason other than death to constitute at least a majority of the Board, provided that any director whose election, or nomination for election, was approved by at least a majority of the members of the Board then still in office who were members of the Board at the beginning of the 12-calendar month period shall be deemed to be an Incumbent Director;
- any consolidation or merger whereby the stockholders of SeaChange immediately prior to the consolidation or merger do not, immediately after the consolidation or merger, beneficially own shares representing 50% or more of the combined voting power of the securities of the corporation (or its ultimate parent corporation) issuing cash or securities in the consolidation or merger;
- any sale or other transfer of all or substantially all of the assets of SeaChange to another entity, other than an entity of which at least 50% of the combined voting power is owned by stockholders in substantially the same proportion as their ownership of SeaChange prior to the transaction;
- any approval by the stockholders of SeaChange of a plan for liquidation or dissolution of SeaChange; or
- any corporation or other person acquiring 40% or more of the combined voting power of SeaChange.

Upon a change in control, all of the executive's unvested stock options and stock appreciation rights will automatically vest and become immediately exercisable, and any and all restricted stock and restricted stock rights then held by the executive shall fully vest and become immediately transferable free of restriction, other than those imposed by applicable law. In the event of a subsequent termination of the executive's employment for any reason, all of the stock options and stock appreciation rights then held by the executive shall become exercisable for the lesser of (i) the remaining applicable term of the particular award or (ii) three years from the date of termination. In addition, if within one or two years following a Change in Control the employment of the executive is terminated (i) by SeaChange other than for specified causes, death or disability, or (ii) by the executive for specified good reason, the executive shall be entitled to the following:

- (i) for Mr. Styslinger, three times his annual base salary plus one times his bonus for the preceding year, or, if larger, the year prior to that, and (ii) for executives other than Mr. Styslinger, two times his or her annual base salary plus one times his or her bonus for the preceding year, or, if larger, the year prior to that;
- for a period of two years, continued health, life and disability benefits;
- outplacement services for up to one year following termination;
- up to $5,000 of financial planning services; and
- accrued vacation pay.

As discussed above in Compensation Discussion and Analysis, each of the change-in-control agreements was amended, effective December 21, 2009, to remove the "parachute payment" tax gross-up under Section 280G under the Internal Revenue Code of 1986, as amended. Mr. Styslinger's change-in-control agreement was further amended, effective June 1, 2010, to change the multiple of his base salary that is payable under the conditions set forth in the agreement from two times his annual base salary to three times his annual base salary.

As a condition to the receipt by the executive of any payment or benefit under the change-in-control agreement, the executive must first execute a valid, binding and irrevocable general release in favor of SeaChange and in a form reasonably acceptable to SeaChange.

The following table shows the payments to which SeaChange's named executive officers, other than Mr. Dunbar, would have been entitled pursuant to his or her change-in-control agreement had employment been terminated as of January 31, 2010 in circumstances that would have triggered the change-in control agreement.

Potential Payments Upon Termination or Change in Control

Name	Salary($) (1)	Non-Equity Incentive Plan Compensation ($) (1)	Equity Incentive Plan Compensation ($) (1)	Benefits ($) (2)	Equity Awards ($) (3)
William C. Styslinger, III	1,260,000	653,761	664,302	45,968	573,138
Yvette Kanouff	472,645	487,888	221,902	55,433	207,034
Kevin M. Bisson	661,500	-	301,955	55,433	187,863
Ira Goldfarb	300,000	340,858	252,834	55,433	190,820
Bruce Mann	559,175	163,810	301,955	45,968	201,670

(1) For Mr. Styslinger, reflects three times his base salary and one times his bonus. For executives other than Mr. Styslinger, reflects two times the executive's base salary and one times the executive's bonus. For executives other than Mr. Styslinger, the salary and bonus payment is limited to the amount to which Mr. Styslinger is entitled.

(2) Reflects the continuation of each named executive officer's benefits under group benefit plans consisting of medical, dental, group life and disability and outplacement and financial planning services.

(3) Reflects the value of all unvested stock options and restricted stock units that would vest as a result of the termination. The amounts are based on (i) in the case of accelerated options, the excess of the SeaChange

January 29, 2010 closing common stock price over the applicable exercise price, and (ii) in the case of accelerated restricted stock units, the SeaChange closing common stock price as of January 29, 2010 multiplied by the number of unvested restricted stock units as of January 31, 2010. The grant date fair value of restricted stock unit awards have previously been disclosed in the Summary Compensation Table.

As disclosed in SeaChange's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010, in connection with the termination of Mr. Dunbar's employment, SeaChange and Mr. Dunbar entered into a separation agreement, dated as of March 10, 2010 pursuant to which Mr. Dunbar will continue to receive his base salary through April 13, 2011 and the 60,000 stock options previously granted to Mr. Dunbar upon joining SeaChange were accelerated to be fully vested and exercisable through March 15, 2011. In addition, Mr. Dunbar remains bound by the terms of his previously executed Noncompetition, Nondisclosure and Developments Agreement which provides for a one-year post-employment noncompetition and nonsolicitation period.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

Thomas F. Olson, Chair
Carmine Vona

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Olson and Vona. No person who served as a member of the Compensation Committee was, during the past fiscal year, an officer or employee of SeaChange or any of its subsidiaries, was formerly an officer of SeaChange or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of SeaChange served as a member of the compensation committee of another entity (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors), one of whose executive officers served as a director of SeaChange.

PROPOSAL NO. II

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP currently serves as SeaChange's independent registered public accounting firm. The Board of Directors is seeking ratification of the Audit Committee's selection of Grant Thornton LLP to continue to serve as the registered public accounting firm for the fiscal year ending January 31, 2011.

Independent Registered Public Accounting Firm for Fiscal Year 2011

The Audit Committee of the Board of Directors has selected the firm of Grant Thornton LLP, independent accountants, to serve as the registered public accounting firm for the fiscal year ending January 31, 2011.

A representative of Grant Thornton LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and is expected to be available to respond to appropriate questions.

The Board of Directors has put the ratification of the selection of Grant Thornton LLP before the stockholders because the Board believes that seeking stockholder ratification of the selection of the independent registered public accounting firm is good corporate practice. If the appointment of Grant Thornton LLP is not ratified, the Audit Committee will first review the basis for the stockholder vote and SeaChange's relationship with Grant Thornton LLP and will then take such action as it deems necessary.

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of SeaChange's independent registered public accounting firm.

Principal Accountant Fees and Services

Fees for Services Provided by Grant Thornton LLP and PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees for services provided by Grant Thornton LLP, SeaChange's independent registered public accounting firm for the fiscal years ended January 31, 2010 and 2009, and PricewaterhouseCoopers LLP, SeaChange's independent registered public accounting firm prior to October 12, 2006.

	2010(1)	2009(2)
Audit Fees	$1,010,328	$1,270,278
Tax Fees	6,864	23,381
All Other Fees	--	1,500
Total:	$1,017,192	$1,295,159

(1) Fees are solely billed by Grant Thornton LLP in fiscal 2010.

(2) Includes (a) fees billed by Grant Thornton LLP in fiscal 2009 as follows: audit fees of $1,241,246; and (b) fees billed by PricewaterhouseCoopers LLP in fiscal 2009 as follows: audit fees of $29,032; tax fees of $23,381; and other fees of $1,500.

Audit Fees. These are aggregate fees billed for professional services rendered by Grant Thornton LLP for the fiscal year ended January 31, 2010, and by Grant Thornton LLP and PricewaterhouseCoopers LLP for the fiscal year ended January 31, 2009 for (a) the annual audit of SeaChange's financial statements for each such fiscal year including statutory audits of foreign subsidiaries and the accompanying attestation report regarding SeaChange's internal control over financial reporting contained in SeaChange's annual reports on Form 10-K, (b) reviews of the quarterly financial information included in SeaChange's Quarterly Reports on Form 10-Q for each such fiscal year and (c) reviews of SEC filings, as well as fees for audit services rendered by Grant Thornton LLP during fiscal 2010 in connection with SeaChange's acquisition of eventIS Group B.V. and VividLogic, Inc.

Tax Fees. These are fees billed for professional services for tax compliance, tax advice and tax planning for the fiscal years ended January 31, 2010 and 2009. The Tax Fees for each of the foregoing fiscal years related to tax planning and compliance services.

All Other Fees. These are fees billed primarily for proprietary client software access to financial accounting, SEC and tax regulations provided by PricewaterhouseCoopers LLP.

The Audit Committee of the Board of Directors has determined that the provision of the services as set out above is compatible with maintaining Grant Thornton LLP's independence.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit, audit-related, tax and other non-audit services that may be provided by Grant Thornton LLP, the independent registered public accounting firm. The policy identifies the principles that must be considered by the Audit Committee in approving these services to ensure that Grant Thornton LLP's independence is not impaired; describes the audit and audit-related, tax and other services that may be provided; and sets forth pre-approval requirements for all permitted services. To date, Audit Committee pre-approval has been sought for the provision of all services by Grant Thornton LLP.

OTHER MATTERS

Expenses and Solicitation

All costs of solicitation of proxies will be borne by SeaChange. In addition to solicitations by mail, certain of SeaChange's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, e-mail and personal interviews. Brokers, custodians and fiduciaries will be requested to forward the Notice and proxy soliciting material to the owners of stock held in their names, and SeaChange will reimburse them for their reasonable out-of-pocket costs. SeaChange has also engaged The Proxy Advisory Group, LLC, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee plus customary disbursements not expected to exceed $15,000 in the aggregate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires SeaChange's directors, executive officers and holders of more than 10% of SeaChange's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of SeaChange. Such persons are required by regulations of the SEC to furnish SeaChange with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended January 31, 2010 and written representations from certain Reporting Persons, SeaChange believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended January 31, 2010, with the following exceptions: (1) Carlo Salvatori's Statement of Changes in Beneficial Ownership filed on Form 4 on February 6, 2009, which reported a transaction that occurred on February 2, 2009, was required to be filed by February 5, 2009; and (2) Edward Dunbar's Initial Statement of Beneficial Ownership filed on Form 3 on April 17, 2009 neglected to disclose Mr. Dunbar's beneficial ownership of 4,500 shares of SeaChange's common stock held as of the date of his appointment as a senior executive officer of SeaChange on April 13, 2009 (the Form 3 was subsequently amended on September 25, 2009 to include disclosure of such ownership).

Certain Relationships and Related Transactions

SeaChange has adopted a written policy pursuant to the Amended and Restated Charter of the Audit Committee and the Charter of the Corporate Governance and Nominating Committee that all transactions between SeaChange and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to SeaChange than could be obtained from unaffiliated third parties.

ReiJane Huai, a director of SeaChange elected on August 28, 2009, is the Chairman and CEO of FalconStor Software Inc, from whom SeaChange purchases products used in the manufacture of SeaChange products. Product purchases from FalconStor Software were $550,000 for the fiscal year ended January 31, 2010. As of May 18, 2010, SeaChange had no liability to FalconStor Software, Inc.

On September 1, 2009, SeaChange completed its acquisition of eventIS Group B.V. ("eventIS") from a holding company in which Erwin van Dommelen, elected President of SeaChange Software in March 2010, has a 31.5% interest. At the closing, SeaChange made a cash payment to the holding company of $34.4 million plus $2.2 million based on an estimated working capital adjustment in accordance with the eventIS Share Purchase Agreement. In January 2010, SeaChange made a cash payment to the holding company of $395,000 for final settlement of the working capital adjustment. On each of the first, second and third anniversaries of the closing date, SeaChange is obligated to make additional fixed payments to the holding company of deferred purchase price under the eventIS share purchase agreement, each such payment to be in an aggregate amount of $2.8 million with $1.7 million payable in cash and $1.1 million payable by the issuance of restricted shares of SeaChange common stock, which will vest in equal installments over three years starting on the first anniversary of the date of issuance. Under the earnout provisions of the eventIS share purchase agreement, if certain performance goals are met over each of the three periods ending January 31, 2013, SeaChange will be obligated to make additional cash payments to the holding company.

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

-For the fiscal year ended January 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21393

SEACHANGE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3197974**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

50 Nagog Park, Acton, MA 01720
(Address of principal executive offices, including zip code)

(978)-897-0100
(Registrant's telephone number, including area code)

Securities Registered Pursuant To Section 12(b) Of The Act:

Common Stock, $.01 par value

Securities Registered Pursuant To Section 12(g) Of The Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2009, the aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing price for the registrant's Common Stock on the Nasdaq Global Select Market on such date was $260,485,787. The number of shares of the registrant's Common Stock outstanding as of the close of business on March 25, 2010 was 31,072,068.

DOCUMENTS INCORPORATED BY REFERENCE: None.

EXPLANATORY NOTE

SeaChange International, Inc. ("SeaChange", "we" or "us") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to amend our report on Form 10-K for the fiscal year ended January 31, 2010, as filed with the Securities and Exchange Commission (the "SEC") on April 9, 2010 (the "10-K"). The principal purpose of this Amendment is to include in Part III the information that was to be incorporated by reference to the proxy statement for our 2010 Annual Meeting of Shareholders. This Amendment hereby amends Part III Items 10-14 and supplements Part IV.

Other than furnishing the information identified above, this Amendment does not reflect events occurring after the date of the 10-K, nor does it modify or update the disclosure contained in the 10-K in any way other than as required to reflect the amendments discussed above and reflected below. Accordingly, this Amendment should be read in conjunction with the 10-K and our other filings made with the SEC on or subsequent to April 9, 2010.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Board of Directors

SeaChange's Board of Directors currently consists of six members, five of whom are independent, non-employee directors. The Board of Directors is divided into three classes. Each class serves for a term of three years, with the terms of office of the directors in the respective classes expiring in successive years.

The following table sets forth, for each of the current directors, the year the director was first appointed or elected a director, the principal occupation of the director during at least the past five years, any other public company boards on which the director serves or has served in the past five years, the director's qualifications to serve on the Board and the age of the director. In addition, included in the information presented below is a summary of each director's specific experience, qualifications, attributes and skills that led the Board to the conclusion that he or she should serve as a director.

Class I Directors (Terms Expire at 2012 Annual Meeting)

Director's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
William C. Styslinger, III (1993)	Chief Executive Officer, Chairman of the Board and Director William C. Styslinger, III, 64, is a founder of SeaChange and has served as the Chief Executive Officer and a Director since the inception of SeaChange in July 1993 and as Chairman of the Board since January 1995. He additionally served as President of the Company from inception through April 2009. Prior to forming SeaChange in 1993, Mr. Styslinger was employed at Digital Equipment Corporation since March 1978, serving as manager of the Cable Television Business Unit from October 1991 to May 1993. Mr. Styslinger contributes valuable executive experience from his decades of work in the cable television industry and his leadership of SeaChange since its founding in 1993.
ReiJane Huai (2009)	Director ReiJane Huai, 51, has served as a Director of SeaChange since August 2009. In addition, Mr. Huai has served as President and Chief Executive Officer of FalconStor Software, Inc. and its predecessor since December 2000 and has served as a member of the FalconStor board since July 2000 and as Chairman since August 2001. Prior to July 2000, Mr. Huai served as executive vice president and general manager, Asia, for Computer Associates International, Inc., where he was responsible for sales, marketing and the development of strategic joint ventures in the region. Mr. Huai joined Computer Associates in 1996 with its acquisition of Cheyenne Software, Inc., where he was president and chief executive officer. Mr. Huai joined Cheyenne Software, Inc., in 1985 as manager of research and development of ARCserve, the industry's first storage management solution for the client/server environment. Mr. Huai contributes valuable executive experience in the global software industry.

Class II Directors (Terms Expire at 2010 Annual Meeting)

Director's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Thomas F. Olson (2001)	Director and Independent Lead Director Thomas F. Olson, 61, has served as a Director of SeaChange since May 2001. In addition, from January 1999 to December 2003, Mr. Olson served as the Chief Executive Officer of National Cable Communications, a company specializing in cable television advertising time sales. From January 1995 to May 1998, Mr. Olson was Managing Partner of National Cable Communications and Chief Executive Officer of Katz Media Group, a radio, broadcast television and cable television national sales representation firm. Mr. Olson was with Katz Media Group for 23 years. Since 2005, Mr. Olson has also served on the board of Sarkes Tarzian, Inc., a private company that owns and operates television and radio stations. Mr. Olson contributes valuable executive experience within the cable and broadcast television industry and with the issues confronting companies within that industry.
Carlo Salvatori (2009)	Director Carlo Salvatori, 69, has served as a Director of SeaChange since February 2009. In addition, commencing June 1, 2010, Mr. Salvatori will serve as the Chairman of Lazard Italy, the financial advisory and asset management firm. Prior to that, from July 2006 until May 2010, Mr. Salvatori served as the Managing Director and Chief Executive Officer of Unipol Gruppo Finanziario, an insurance and banking firm in Bologna, Italy. He was Chairman of Bank Austria Creditanstalt, a banking firm based in Vienna, Austria, from January 2006 until June 2006, and prior to that served as Chairman of Unicredit Group, a banking company based in Milan, Italy, from May 2002 until January 2006. Further, Mr. Salvatori served as the Deputy Chairman of Mediobanca, a banking company in Milan, from May 2002 until June 2002. Mr. Salvatori was appointed Chief Executive Officer of Cariplo in 1996, which later became Banca INTESA, which at the time was the largest bank in Italy, with Mr. Salvatori continuing as its Chief Executive Officer until 2001. Mr. Salvatori contributes valuable international business experience, extensive financial expertise and contacts in the financial and industrial community throughout Europe.

Class III Directors (Terms Expire at 2011 Annual Meeting)

Nominee's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Mary Palermo Cotton (2004)	Director Mary Palermo Cotton, 52, has served as a Director of SeaChange since September 2004. Currently Ms. Cotton is Chief Executive Officer of

iDirect Technologies, a leading provider of satellite based IP communications technology. Previously, Ms. Cotton was a Senior Vice President of SAP, an enterprise software provider, as a result of SAP's June 2006 acquisition of Frictionless Commerce. Prior to the acquisition, Ms. Cotton had been the Chief Executive Officer of Frictionless Commerce, a company providing supplier relationship management software, since February 2005. From February 2003 to July 2004, Ms. Cotton was a Senior Advisor to Aspen Technology, a software service provider, and previously served as Aspen's Chief Operating Officer from January 2001 to January 2003. Ms. Cotton additionally served on the Board of Directors of Precise Software Solutions from June 2000 to June 2003 when Precise Software Solutions was acquired by VERITAS Software.

Ms. Cotton contributes extensive executive experience in the global software industry as well as extensive financial reporting expertise.

Carmine Vona (1995)

Director

Carmine Vona, 72, has served as a Director of SeaChange since January 1995. In addition, since December 2001, Mr. Vona has served as Chairman of Metrosoft, Inc., a New Jersey based company specializing in providing software products to the mutual funds industry, having also served as its Chief Executive Officer from December 2001 through December 2002. From 1996 to 2009, Mr. Vona also served as the President and Chief Executive Officer of Vona Information Systems, Inc., a consulting firm specializing in technical software architectures for the financial industry. From August 2000 to December 2002, Mr. Vona served as a member of the Board of Directors of E-LAB, an Italian bank wholly owned by Banca INTESA. From November 1969 to June 1996, Mr. Vona was employed by Bankers Trust Co., during which time he held positions as Executive Vice President and Senior Managing Director for worldwide technology. From August 1986 to June 1996, Mr. Vona was Chairman of BT-FSIS, a software development company and a wholly-owned subsidiary of Bankers Trust Co.

Mr. Vona contributes extensive experience in software development, front and back-office re-engineering and risk management, and in the formulation, execution and control of entity-wide software strategies.

Executive Officers

In addition to Mr. Styslinger, SeaChange's Chief Executive Officer, Chairman of the Board and Director, whose biographical information is set forth above under the heading "Class I Directors", SeaChange's executive officers are:

Executive Officer's Name	Position and Principal Occupation and Business Experience During the Past Five Years
Yvette Kanouff	President and Chief Strategy Officer Yvette Kanouff, 44, joined SeaChange in September 1997. Ms. Kanouff was elected President of SeaChange in March 2010 and, since March 2006, has served as SeaChange's Chief Strategy Officer. Previously, Ms. Kanouff served from July 2005 to March 2006 as Senior Vice President, Strategic Planning and Business Development, and as Vice President, Interactive Television Management from August 2003 to July 2005. Ms. Kanouff served as Vice President, Technology from July 2001 to August 2003, and as Director, Interactive Technology from September 1997 to July 2001. Prior to that, Ms. Kanouff served as Director of Interactive Technologies for Time Warner Cable and worked as a signal processing mathematician at Lockheed Martin.
Kevin M. Bisson	Chief Financial Officer, Treasurer, Secretary and Senior Vice President, Finance and Administration Kevin M. Bisson, 48, joined SeaChange on March 13, 2006 as the Senior Vice President, Finance and Administration, Secretary and Treasurer. Mr. Bisson assumed the role of Chief Financial Officer in April 2006. Prior to joining SeaChange, Mr. Bisson served from May 2003 until March 2006 as the Senior Vice President and Chief Financial Officer of American Superconductor Corporation, an energy technologies company, and was also the Treasurer of American Superconductor Corporation from January 2004 until March 2006. Prior to joining American Superconductor Corporation, Mr. Bisson served from 2000 to 2003 as Vice President, Controller and Treasurer for Axcelis Technologies, Inc., a semiconductor equipment manufacturing company. Prior to joining Axcelis Technologies, Mr. Bisson served for ten years in a number of financial capacities with United Technologies Corporation.
Erwin van Dommelen	President, SeaChange Software Erwin van Dommelen, 43, joined SeaChange upon the closing of SeaChange's acquisition of eventIS Group B.V. on September 1, 2009 as Chief Executive Officer and President of eventIS Group B.V. Mr. van Dommelen was appointed President, SeaChange Software Division in March 2010. Mr. van Dommelen previously worked with eventIS Software Solutions, an entity affiliated with eventIS Group B.V., serving as the Chief Executive Officer of eventIS Software Solutions since April 2002.
Steven M. Davi	Senior Vice President, Software Engineering Steven M. Davi, 46, joined SeaChange in November 1997 and, since July 2005, has served as Senior Vice President, Software Engineering. Mr. Davi previously served as Vice President, Engineering from August 2003 to July 2005, as Manager, Engineering from August 1998 to August 2003 and as Consulting Software Engineer from November 1997 to August 1998. Prior to joining SeaChange, Mr. Davi served from September 1990 until November

	1997 in various engineering and managerial positions at Banyan Systems Inc., a network operating system software company that specialized in enterprise scale directory and messaging products. Prior to joining Banyan Systems, Mr. Davi served from June 1985 until September 1990 in various engineering positions within the networking division at Data General.
Ira Goldfarb	Senior Vice President, Worldwide Sales Ira Goldfarb, 52, has served as Senior Vice President, Worldwide Sales since August 2003. Prior to that, Mr. Goldfarb served as Vice President, Worldwide Sales since January 1998, Vice President, U.S. Systems Sales from August 1997 to January 1998, as Vice President, Eastern Region from January 1997 to August 1997, and as Vice President, Central Region, from August 1994 to January 1997. Prior to joining SeaChange, Mr. Goldfarb held several sales management positions at Digital Equipment Corporation from September 1983 to July 1994.
Anthony William Kelly	Senior Vice President Anthony Kelly, 48, has served as Senior Vice President of SeaChange since September 2005, concurrent with SeaChange's acquisition of ODG. Mr. Kelly also serves as Chief Executive Officer of ODG, a position he has held since 1996. Prior to assuming the role of Chief Executive Officer of ODG, Mr. Kelly served as a director of the Lambie Nairn Group from May 1992 to December 1994 and as an executive at Video Networks Limited from December 1992 to April 1995. Prior to that, from July 1990 to April 1992, Mr. Kelly served as CEO of the Palace Group, a major UK independent film producer and distributor. Before joining Palace, Mr. Kelly was Head of Program Finance at British Satellite Broadcasting from 1987 to June 1990.
Bruce E. Mann	Senior Vice President, Network Storage Engineering Bruce E. Mann, 62, joined SeaChange in September 1994 as Vice President, Network Storage Engineering. In August 2003, Mr. Mann assumed the role of Senior Vice President, Network Storage Engineering. Prior to joining SeaChange, Mr. Mann served as Director of Engineering at Ungermann-Bass, Inc., a subsidiary of Tandem Computers Inc., from March 1993 to September 1994. Prior to that, from September 1976 to March 1993, Mr. Mann was an engineer at Digital Equipment Corporation, most recently as Senior Consulting Engineer.

In addition to the above-named, currently serving executive officers, Edward Dunbar served as SeaChange's President and Chief Operating officer from April 13, 2009 to April 15, 2010. Prior to joining SeaChange, Mr. Dunbar was previously a Vice President at Comcast Cable Communications from 2007 to 2009 and, from 2002 to 2007, served as Group Vice President, West and Corporate Integration of Comcast Spotlight.

Executive officers of SeaChange are appointed by, and serve at the discretion of, the Board of Directors, and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of SeaChange. Each executive officer is a full time employee of SeaChange.

Corporate Governance

Availability of Corporate Governance Documents

SeaChange's Code of Ethics and Business Conduct ("Ethics Policy") for all directors and all employees of SeaChange, including executive officers, and the charters for the Audit, Compensation, Corporate Governance and

Nominating Committees of the Board of Directors are available on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link. SeaChange will ensure that amendments, if any, to these documents are disclosed and posted on this website within four (4) business days of any such amendment.

Board Committees

The Board has a standing Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. The members of each committee are appointed by the Board based on the recommendation of the Corporate Governance and Nominating Committee. Actions taken by any committee of the Board are reported to the Board, usually at the next Board meeting following a committee meeting. Each of these standing committees is governed by a committee-specific charter that is reviewed periodically by the applicable committee pursuant to the rules set forth in each charter. The Board annually conducts a self-evaluation of each of its committees. All members of all committees are independent directors.

Audit Committee

The Audit Committee members are Messrs. Olson and Vona and Ms. Cotton (Chair), each of whom meet the independence requirements of the SEC and Nasdaq, as described above. In addition, SeaChange's Board has determined that each member of the Audit Committee is financially literate and that Ms. Cotton satisfies the requirement of the Marketplace Rules applicable to Nasdaq-listed companies that at least one member of the Audit Committee possess financial sophistication and that Ms. Cotton is an "audit committee financial expert" as defined in the rules and regulations promulgated under the Exchange Act. The Audit Committee's oversight responsibilities include matters relating to SeaChange's financial disclosure and reporting process, including the system of internal controls, the performance of SeaChange's internal audit function, compliance with legal and regulatory requirements, and the appointment and activities of SeaChange's independent auditors. The Audit Committee met six times and acted by unanimous written consent one time during fiscal year 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires SeaChange's directors, executive officers and holders of more than 10% of SeaChange's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of SeaChange. Such persons are required by regulations of the SEC to furnish SeaChange with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended January 31, 2010 and written representations from certain Reporting Persons, SeaChange believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended January 31, 2010, with the following exceptions: (1) Carlo Salvatori's Statement of Changes in Beneficial Ownership filed on Form 4 on February 6, 2009, which reported a transaction that occurred on February 2, 2009, was required to be filed by February 5, 2009; and (2) Edward Dunbar's Initial Statement of Beneficial Ownership filed on Form 3 on April 17, 2009 neglected to disclose Mr. Dunbar's beneficial ownership of 4,500 shares of SeaChange's common stock held as of the date of his appointment as a senior executive officer of SeaChange on April 13, 2009 (the Form 3 was subsequently amended on September 25, 2009 to include disclosure of such ownership).

ITEM 11. Executive Compensation

Compensation Discussion and Analysis

Overview

SeaChange structures its executive compensation to reflect individual responsibilities and contributions, while providing incentives to achieve overall business and financial objectives. The Compensation Committee (the "Committee") of the Board has responsibility for establishing, implementing and monitoring adherence to this philosophy.

The Committee has designed an executive compensation program that rewards the achievement of specific financial and non-financial goals through a combination of cash and stock-based compensation. This bifurcation between financial and non-financial objectives and between cash and stock-based compensation provides a structure in which executives are rewarded for achieving results that the Committee believes will enhance stockholder value.

The Committee believes that shareholder interests are best served by compensating SeaChange employees at industry competitive rates, enabling SeaChange to attract and retain the best available talent and recognize superior performance while providing incentives to achieve overall business and financial objectives. By doing so, SeaChange believes that its ability to achieve financial and non-financial goals is enhanced.

Setting Executive Compensation

When making compensation decisions, the Committee begins with a breakdown of each compensation component for its Chief Executive Officer. This breakdown includes the dollar amount of each component of compensation payable to the Chief Executive Officer related to the relevant period, together with the related metrics for performance-based compensation. The overall purpose of this breakdown is to bring together, in one place, all of the elements of fixed and contingent compensation, so that the Committee may analyze both the individual elements of compensation (including the compensation mix) as well as the aggregate amount of actual and projected compensation.

The Committee then presents this breakdown to the Chief Executive Officer, who provides input to the Committee on the reasonableness, feasibility and effectiveness of the compensation components, including performance metrics, proposed by the Committee. The Chief Executive Officer then creates similar compensation component breakdowns for the other executive officers, presenting compensation recommendations of both base and performance-based compensation related to the relevant period, together with the associated performance metrics. These recommendations are then reviewed and, once agreed upon, approved by the Committee. The Committee can exercise its discretion in modifying any recommended compensation to executives, and exercises this discretion in active consultation with the Chief Executive Officer.

In fiscal 2009, SeaChange engaged DolmatConnell & Partners to prepare a competitive assessment of compensation practices for SeaChange's executive officers and directors. In completing this analysis, DolmatConnell, together with SeaChange, identified the following list of peer companies:

- Airvana, Inc.
- ARRIS Group, Inc.
- Aspen Technology, Inc.
- BigBand Networks, Inc.
- Concurrent Computer Corporation
- Harmonic Inc.
- iRobot Corp.
- Mercury Computer Systems, Inc.
- Netscout Systems, Inc.
- Network Engines, Inc.
- OpenTV Corp.
- Progress Software Corp.
- Sonus Networks, Inc.
- Starent Networks Corp.
- Sycamore Networks, Inc.

SeaChange selected these companies as they were representative of the sector in which SeaChange operated or competed for similar skilled employees, and because of each of the company's relative leadership position in products offered, their relative size as measured by market capitalization and the relative complexity of their business.

In determining the fiscal 2010 compensation plan for SeaChange's executive officers, SeaChange again made reference to the compensation paid by the above-listed peer companies and the Committee considered general trends in market compensation as outlined in the report of DolmatConnell. However, the Committee neither set compensation by reference to a specific level of the compensation paid by the peer companies nor engaged for other purposes DolmatConnell or any other external compensation consultants.

The Committee endeavors to establish a compensation program that is internally consistent and equitable in order for SeaChange to achieve its overall corporate objectives. Within this framework, the level of the Chief

Executive Officer's compensation will differ from that of the other executives because of the difference in his role and responsibilities and the compensation practices at peer companies.

Fiscal 2010 Executive Compensation Components

For the fiscal year ended January 31, 2010, the principal components of compensation for the named executive officers were:

- base salary;
- performance-based incentive compensation;
- change in control and termination benefits; and
- general employee welfare benefits.

As discussed below, the Committee believed that this mix of compensation would allow SeaChange to pay its executive officers competitive levels of compensation that best reflect individual responsibilities and contributions, while providing incentives to achieve overall business and financial objectives.

Base Salary

SeaChange provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined individually for each executive.

During its review of base salaries for executives, the Committee primarily considers:

- individual performance of the executive;
- SeaChange's overall past operating and financial performance and future expectations;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- market data regarding peer companies.

The Committee does not give a specific weighting among these various factors but rather considers the factors collectively in setting base salary. Salary levels are typically considered on an annual basis as part of SeaChange's performance review process, as well as upon a promotion or other change in job responsibility. SeaChange tries to provide an allocation between base and performance-based incentive compensation that reflects market conditions and appropriately ensures alignment of individual performance with SeaChange's objectives.

Performance-Based Incentive Compensation

The Committee believes that performance-based incentive compensation motivates the achievement of critical annual performance objectives aimed at enhancing stockholder value. The performance-based incentive compensation plans established for each of Messrs. Bisson, Dunbar, Goldfarb, Mann and Styslinger and Ms. Kanouff provide for a cash base salary and eligibility for an equity and/or cash-based incentive bonus.

Performance-based compensation for each of the named executive officers included the overall company financial objectives related to:

- revenue for fiscal 2010; and
- earnings for fiscal 2010.

Financial performance-based objectives for named executive officers also included whether SeaChange had positive earnings during at least three of its four quarters during the fiscal year, and, in the case of Mr. Styslinger, the financial performance of On Demand Group Limited; in the case of Ms. Kanouff, the financial performance of specific software product lines; and, in the case of Messrs. Goldfarb and Mann and Ms. Kanouff, revenue-based commissions. Non-financial performance-based objectives included, in the case of Mr. Styslinger, the achievement of specific software deliverables; in the case of Ms. Kanouff, successful completion of special projects and flow of market information, the achievement of specific software deliverables and the integration of companies acquired by SeaChange; in the case of Mr. Bisson, quality of administrative, human resource, investor relation and legal services; in the case of Mr. Dunbar, Manila operations and customer satisfaction; in the case of Mr. Goldfarb, customer satisfaction and employee development; and, in the case of Mr. Mann, objectives related to architecture and software development. The Committee determined that the combination of these financial and non-financial objectives and sales-based commissions provided an overall compensation structure that the Committee believed would focus each of the named executive officers to achieve the objectives of SeaChange.

In determining the targets and payouts at target for each of the objectives, the Committee considered the probability of achieving that target and the corresponding level of individual and group effort that would be required to achieve that target. Within that framework, the Committee set a fiscal 2010 revenue target of $210,000,000 and a fiscal 2010 earnings target of $5,000,000. The Committee retained discretion to adjust these targets during the year, including discretion to reflect unusual or non-recurring items. The Committee did not establish limits for itself with respect to exercise of this discretion, and believes that this discretion is important in order to retain the ability to compensate executive officers in a manner that reflects overall corporate performance in the market conditions.

In establishing SeaChange's financial targets and potential payout for the named executive officers, the Committee provided for additional cash and/or RSU payouts in the event that the revenue or earnings targets were exceeded, while establishing an upward limit on compensation awarded for exceeding the revenue target. The Committee also provided for a decreasing amount of cash and RSU payouts in the event that the revenue or earnings target, as applicable, was not met, while establishing a floor with respect to each objective below which no corresponding payout would be made. These provisions were established to provide incentive to SeaChange's officers to exceed the financial targets, as well as to provide some form of payout for performance that approaches but may not meet the established targets. The Committee implemented this structure to ensure that SeaChange's compensation programs support SeaChange's overall compensation objectives.

Other than with respect to Mr. Bisson, whose performance-based compensation eligibility was solely in the form of equity awards of restricted stock units (RSUs), the Committee structured the performance-based compensation to be a mixture of cash and equity awards in the form of RSUs. In determining an allocation between equity and cash incentive-based compensation (other than with respect to incentive-based compensation in the form of sales commissions which were payable solely in cash), the Committee generally seeks to have recipients earn greater value from equity awards than from cash awards. This weighting toward equity awards is done because the Committee believes that equity-based incentive compensation further aligns the interests of the executive officers with those of the stockholders, increases executive ownership of SeaChange's stock, discourages excessive levels of risk taking, and enhances executive retention in a challenging business environment and competitive labor market.

No payments were made to SeaChange's named executive officers related to the fiscal 2010 revenue or earnings objectives. SeaChange's fiscal 2010 revenue was $201.7 million which was below the $210 million target and, while above the $200 million threshold, the Committee exercised its discretion not to make a payment under this target. SeaChange's fiscal 2010 earnings were $1.3 million which was below both the $5 million earnings target and the $2.5 million threshold.

The sole performance-based programs made to SeaChange's named executive officers under the fiscal 2010 compensation plan were an award to Ms. Kanouff of $87,000 in cash and of 20,120 restricted stock units (RSUs), based upon the integration of eventIS Group B.V. and VividLogic, Inc., and the payment of sales commissions to each of Messrs. Goldfarb and Mann and Ms. Kanouff in the amount of $392,972, $80,790, and $196,486, respectively.

Grants of RSUs were made pursuant to SeaChange's Amended and Restated 2005 Equity Compensation and Incentive Plan. RSUs awarded under the fiscal 2010 compensation plan have a three year vesting schedule, and vest in equal annual installments with the first tranche to vest January 31, 2010. The Committee is limited, however, in that SeaChange has made a commitment not to grant equity awards in excess of two percent (2.0%) of issued and outstanding stock per fiscal year, subject to reasonable adjustments as may be necessary to account for unusual corporate events such as acquisitions and new hires of executive officers.

Similar to prior years, the actual grant or award of the performance-based compensation was made after fiscal year-end, when performance against the previously established metrics could be assessed by the Committee. Accordingly, the amounts reflected in the Summary Compensation Table below under the heading "Stock Awards" for a given fiscal year, such as 2010, are the grants or awards made against the prior year's performance-based compensation plan. However, performance based compensation paid in cash after fiscal year-end but earned in the prior fiscal year is reflected in the Summary Compensation Table in the year such amounts were earned.

Compensation paid by SeaChange to its named executive officers is subject to a policy regarding compensation reimbursement, or a "clawback" policy. The policy provides that in the event that the financial results of SeaChange are significantly restated, the Board of Directors will review any compensation, other than base salary, paid or awarded to any executive officer found to have engaged in fraud or intentional misconduct that caused the need for the restatement. The Board will, to the extent permitted by law, require the executive officer to reimburse SeaChange for any such compensation if:

- the amount of such compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of the restatement; and
- such compensation would have been lower than the amount actually awarded had the financial results been properly reported.

Compensation paid by SeaChange to its named executive officers in the form of equity is also subject to SeaChange's stock retention and ownership guidelines that apply to SeaChange's directors and senior officers, as described in SeaChange's Corporate Governance Guidelines, a copy of which is available on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link. These guidelines provide that by the later of December 16, 2015 and six years following appointment to office:

- each non-employee director is expected to retain ownership of vested shares of SeaChange stock in a minimum amount equal to 40,000 shares;
- the Chief Executive Officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 250,000 shares;
- the President and the Chief Financial Officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 75,000 shares; and
- each Senior Vice President that is an executive officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 50,000 shares.

Prior to meeting the stock ownership targets, each non-employee director and senior executive officer is encouraged, but is not required, to retain a meaningful portion of shares of stock acquired by the non-employee director or officer in order to progress toward the stock ownership targets, other than shares of stock sold to pay taxes and/or applicable exercise price with respect to an equity award. Upon meeting the stock ownership targets, each non-employee director and senior executive officer is required thereafter to retain 25% of all shares of stock acquired by the non-employee director or officer, other than shares of stock sold to pay taxes and/or applicable exercise price with respect to an equity award. In addition, upon any termination of service for a non-employee director and upon voluntary termination of service for a senior executive officer, such director or officer must wait at least 90 days before selling any shares. In the case of hardship or other compelling personal requirements, the stock ownership targets may be waived to permit the sale of shares by the affected person.

SeaChange has made, and from time to time continues to make, grants of stock options and RSUs to eligible employees based upon SeaChange's overall financial performance and their individual contributions. Stock options and RSUs are designed to align the interests of SeaChange's executives and other employees with those of its stockholders by encouraging them to enhance the value of SeaChange. In addition, the vesting of stock options and RSUs over a period of time is designed to defer the receipt of compensation by the recipient, creating an incentive for the employee to remain with SeaChange. SeaChange does not have a program, plan or practice to select equity grant dates in connection with the release of favorable or negative news.

Change in Control and Termination Benefits

SeaChange has entered into change in control severance agreements with each of its named executive officers. Each of these agreements was amended, effective December 21, 2009, to remove the "parachute payment" tax gross-up under Section 280G of the Internal Revenue Code of 1986, as amended. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are described in detail below under the heading entitled "Potential Payments Upon Termination or Change in Control."

The change-in-control agreements are designed to provide an incentive to remain with SeaChange leading up to and following a change in control. As discussed below, the agreements are tailored to provide for incremental benefits upon a change in control and upon termination of employment in the period subsequent to a change in control. The Committee believes that this layered method of compensation enhances stockholder value by enhancing the incentives for an executive officer to remain with SeaChange through a change in control.

Given the range in individual situations among SeaChange's executive officers and the desire to provide a relatively uniform basis of benefits among these individuals, the Committee has determined that it is appropriate for each of the executive officers to continue to be party to these change-in-control severance agreements.

General Employee Welfare Benefits

SeaChange also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. SeaChange offers a 401(k) retirement plan, which permits employees to invest in a choice of mutual funds on a pre-tax basis. SeaChange also maintains medical, disability and life insurance plans and other benefit plans for its employees.

Fiscal 2011 Executive Compensation Components

Prior to setting executive compensation for fiscal 2011, the Committee engaged Pearl Meyer & Partners to assist the Committee in reviewing SeaChange's existing executive compensation plan, updating the list of peer companies previously established in connection with setting fiscal 2009 compensation, and reviewing general compensation trends within the industry in which SeaChange operates. The Committee decided to engage Pearl Meyer and undertake this review, generally, based on the transition of SeaChange into a software company and the significant commentary in recent years regarding executive compensation trends and practices, including that published by RiskMetrics Group.

Based on this review, SeaChange updated the list of its peer companies to eliminate companies that either had been acquired or whose product or service offerings were no longer similar to those of SeaChange, and to add companies believed to be similar to SeaChange either in terms of product or service offerings, or whose relative leadership position, size as measured by market capitalization and business complexity were similar to those of SeaChange. The list of peer companies used in evaluating fiscal 2011 executive compensation were as follows:

- ARRIS Group, Inc.
- BigBand Networks, Inc.
- Concurrent Computer Corporation
- Harmonic Inc.
- iRobot Corp.
- Isilon Systems Inc.
- Limelight Networks Inc.
- Mercury Computer Systems, Inc.
- Netscout Systems, Inc.
- Network Engines, Inc.
- Progress Software Corp.
- Sonic Solutions
- Sonus Networks, Inc.
- Sycamore Networks, Inc.
- TiVo Inc.

Similar to the process completed in prior years in determining executive compensation, SeaChange made reference to the compensation paid by these peer companies in establishing fiscal 2011 executive compensation but did not benchmark compensation to these companies.

The principal components of fiscal 2011 executive compensation are as follows, the same as existed for fiscal 2010 executive compensation:

- base salary;
- performance-based incentive compensation;
- change in control and termination benefits; and
- general employee welfare benefits.

Within this framework, the Committee established the specific compensation programs for its executive officers. For fiscal 2011, named executive officers will no longer be eligible for revenue-based commissions, and adjustments were made to base salary and other performance-based incentive compensation to adjust for that change. Adjustments to base salary were also made to account for changes in responsibilities and changes in general compensation trends and practices.

Under the fiscal year 2011 plans, Mr. Styslinger will be eligible for a target incentive-based payment of a $300,000 cash payment and a grant of 125,000 restricted stock units (RSUs); Ms. Kanouff will be eligible for a target incentive-based payment of a $250,000 cash payment and a grant of 45,000 RSUs; Mr. Bisson will be eligible for a target incentive-based payment of a $80,000 cash payment and a grant of 30,000 RSUs; Mr. Goldfarb will be eligible for a target incentive-based payment of a $250,000 cash payment and a grant of 35,000 RSUs; and Mr. Mann will be eligible for a target incentive-based payment of a $100,000 cash payment and a grant of 30,000 RSUs.

This performance-based compensation is earned based on SeaChange achieving overall company financial objectives for fiscal 2011 related to revenue and net income. In the case of Mr. Bisson, the cash component of Mr. Bisson's performance-based compensation is based on individualized performance-based objectives. These objectives will be further discussed in SeaChange's proxy statement relating to its 2011 annual meeting of stockholders.

Similar to prior years, grants or awards of fiscal 2011 performance-based compensation will be determined by the Committee upon conclusion of SeaChange's 2011 fiscal year, with the RSUs to vest in equal annual installments over three years, with the first tranche vesting at the end of SeaChange's 2012 fiscal year. All of the grants of RSUs are subject to availability of RSUs for grant under SeaChange's Amended and Restated 2005 Equity Compensation and Incentive Plan, as it may be amended. The fiscal 2011 performance-based compensation plans also provide that the Committee has the discretion to determine the amount, if any, of cash bonus and restricted stock units awarded under the plans whether or not the criteria are satisfied, and also provide that the amount of the cash bonus and restricted stock units awarded may be adjusted upward or downward in predetermined amounts if actual performance exceeds or is below the target financial criteria.

Tax and Accounting Implications

The financial reporting and income tax consequences to SeaChange of individual compensation elements are important considerations for the Committee when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Overall, the Committee seeks to balance its objective of ensuring an effective compensation package for named executive officers with the need to maximize the immediate deductibility of compensation – while ensuring an appropriate and transparent impact on reported earnings and other closely followed financial measures.

In making its compensation decisions, the Committee has considered that Internal Revenue Code Section 162(m) limits deductions for compensation paid in excess of $1 million. As a result, the Committee has designed much of the total compensation packages for the named executive officers to qualify for the exemption of "performance-based" compensation from the deductibility limit. However, the Committee does have the discretion to design and use compensation elements that may not be deductible under Section 162(m), if the Committee considers the tax consequences and determines that nevertheless those non-deductible elements are in SeaChange's best interests.

Summary Compensation Table

The following table sets forth summary information regarding the compensation of SeaChange's named executive officers in fiscal 2010, 2009 and 2008.

As described above in Compensation Discussion and Analysis, grants or awards of performance-based compensation are made after fiscal year-end, when performance against the previously established metrics may be assessed by the Committee. Accordingly, amounts reflected below under the headings "Stock Awards" for a given fiscal year, such as 2010, are the grants or awards made against the prior year's performance-based compensation plan. However, performance-based compensation paid in cash after fiscal year-end but earned in the prior fiscal year is reflected below under the heading "Non-Equity Incentive Plan Compensation" in the fiscal year in which that compensation was earned, regardless of when paid.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
William C. Styslinger, III *Chief Executive Officer, Chairman of the Board, Director*	2010	420,000	-	551,321	-	-	-	971,321
	2009	438,750	-	664,302	-	408,960	-	1,512,012
	2008	401,250	-	56,426	-	653,761	-	1,111,437
Yvette Kanouff *President and Chief Strategy Officer*	2010	236,323	-	221,902	-	283,486	-	741,711
	2009	231,634	-	186,346	-	487,888	26,508	932,376
	2008	234,869	-	116,334	-	333,360	-	684,563
Kevin M. Bisson *Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary*	2010	330,750	-	144,987	-	-	-	475,737
	2009	324,188	-	301,955	-	-	-	626,143
	2008	313,298	-	88,762	-	-	-	402,060
Edward Dunbar (6) *Former President and Chief Operating Officer*	2010	361,442	400,000	-	192,431	-	-	753,873
Ira Goldfarb *Senior Vice President, Worldwide Sales*	2010	150,000	-	170,130	-	392,972	-	713,102
	2009	150,000	-	252,834	-	417,344	-	820,178
	2008	150,000	-	94,897	-	340,858	-	585,755
Bruce Mann (7) *Senior Vice President, Network Storage Engineering*	2010	279,588	-	165,064	-	80,790	-	525,442

(1) Reflects a bonus to Mr. Dunbar in accordance with his initial employment offer, paid $200,000 on the commencement of Mr. Dunbar's employment and $200,000 on February 1, 2010, earned based on Mr. Dunbar's continuous employment with SeaChange through that date.

(2) Compensation expense for restricted stock units related to our performance-based compensation plan are included in the Stock Awards column. This expense represents the grant date fair value of restricted stock unit awards for financial statement reporting purposes during fiscal 2010, 2009, and 2008 as computed in

accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(3) This expense represents the grant date fair value of the applicable option awards, as computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(4) The Non-Equity Incentive Plan Compensation column reflects the cash awards made to the named executive officers under the fiscal 2010, 2009, and 2008 performance-based compensation plans. For fiscal years 2010, 2009 and 2008, the Non-Equity Incentive Plan Compensation column includes $196,486, $215,840 and 169,920, respectively, in sales commissions earned by Ms. Kanouff. For Messrs. Goldfarb and Mann, all of the amounts included in the Non-Equity Incentive Plan Compensation column represent sales commissions earned by Messrs. Goldfarb and Mann, respectively, during the fiscal years shown.

(5) The All Other Compensation column includes Company contributions to a Named Executive Officer's 401(k) Plan account, perquisites and other personal benefits received by a Named Executive Officer to the extent such benefits exceeded $10,000 in the aggregate during the fiscal year.

(6) As disclosed in SeaChange's Form 8-K filed March 11, 2010, Mr. Dunbar left SeaChange, effective March 15, 2010. Mr. Dunbar is a named executive officer for the fiscal year ended January 31, 2010, but is no longer an executive officer or employee of SeaChange as of the date hereof.

(7) Compensation information related to Mr. Mann is presented solely with respect to fiscal 2010, as Mr. Mann was not a named executive officer in the fiscal years ended January 31, 2008 and 2009.

Grants of Plan-Based Awards

No equity awards were granted under the fiscal year 2010 performance-based incentive plan during fiscal 2010. Awards of restricted stock units under the fiscal year 2010 performance-based incentive plan were made in April 2010, and these awards are not reflected in the Summary Compensation Table above or the Grant of Plan-Based Awards table below.

Listed below are the grants of plan-based awards made in fiscal year 2010, which include the grants of restricted stock units made with respect to the fiscal year 2009 performance-based incentive plan and the new hire grant of stock options made to Mr. Dunbar concurrent with Mr. Dunbar joining SeaChange.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)
William C. Styslinger, III	4/30/2009	87,930	-	$551,321
Yvette Kanouff	4/30/2009	35,391	-	$221,902
Kevin M. Bisson	4/30/2009	23,124	-	$144,987
Edward Dunbar	4/13/2009	-	60,000	$192,431
Ira Goldfarb	4/30/2009	27,134	-	$170,130
Bruce Mann	4/30/2009	26,326	-	$165,064

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards at January 31, 2010 granted to each of SeaChange's named executive officers.

	Option Awards(1)				Stock Awards(2)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
William C. Styslinger, III	41,000	-	26.75	5/24/10	88,584	573,138
	2,380	-	18.75	4/20/11	-	-
	52,620	-	18.75	4/20/11	-	-
	55,000	-	13.76	4/4/12	-	-
	46,875	-	7.00	3/5/13	-	-
	40,000	-	15.59	11/4/13	-	-
	20,000	-	14.56	12/4/13	-	-
	20,000	-	15.62	3/4/14	-	-
	40,000	-	12.21	5/24/14	-	-
	20,000	-	14.47	8/4/14	-	-
	20,000	-	17.39	11/4/14	-	-
Yvette Kanouff	4,260	-	34.00	4/14/10	31,998	207,027
	5,740	-	26.75	5/24/10	-	-
	3,865	-	23.31	11/30/10	-	-
	4,135	-	23.31	11/30/10	-	-
	7,000	-	13.76	4/4/12	-	-
	3,500	-	13.24	5/24/12	-	-
	4,500	-	10.72	5/27/13	-	-
	4,500	-	10.33	8/4/13	-	-
	4,500	-	15.59	11/4/13	-	-
	5,000	-	15.62	3/4/14	-	-
	2,118	-	12.21	5/24/14	-	-
	2,882	-	12.21	5/24/14	-	-
	5,000	-	14.47	8/4/14	-	-
	5,000	-	17.39	11/4/14	-	-
Kevin Bisson	-	-	-	-	29,036	187,863
Edward Dunbar	60,000	-	6.23	3/15/11	-	-

	Option Awards(1)				Stock Awards(2)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Ira Goldfarb	7,668	-	34.00	4/14/10	29,493	190,820
	10,332	-	26.75	5/24/10	-	-
	14,400	-	23.31	11/30/10	-	-
	9,000	-	13.76	4/4/12	-	-
	4,500	-	13.24	5/24/12	-	-
	4,500	-	6.20	8/5/12	-	-
	4,500	-	6.05	11/4/12	-	-
	16,000	-	7.00	3/5/13	-	-
	4,500	-	10.72	5/27/13	-	-
	4,500	-	10.33	8/4/13	-	-
	4,500	-	15.59	11/4/13	-	-
	6,250	-	15.62	3/4/14	-	-
	6,250	-	12.21	5/24/14	-	-
	6,045	-	14.47	8/4/14	-	-
	205	-	14.47	8/4/14	-	-
	6,250	-	17.39	11/4/14	-	-
Bruce Mann	7,668	-	34.00	4/14/10	31,174	201,696
	10,332	-	26.75	5/24/10	-	-
	3,137	-	23.31	11/30/10	-	-
	56,863	-	23.31	11/30/10	-	-
	9,000	-	13.76	4/4/12	-	-
	4,500	-	13.24	5/24/12	-	-
	4,500	-	6.20	8/5/12	-	-
	4,500	-	6.05	11/4/12	-	-
	42,000	-	6.05	11/4/12	-	-
	4,500	-	7.00	3/5/13	-	-
	4,500	-	10.72	5/27/13	-	-
	4,500	-	10.33	8/4/13	-	-
	4,500	-	15.59	11/4/13	-	-
	6,250	-	15.62	3/4/14	-	-
	6,250	-	12.21	5/24/14	-	-
	6,250	-	14.47	8/4/14	-	-
	6,250	-	17.39	11/4/14	-	-

(1) All options in the table above were granted under the Company's Amended and Restated 1995 Stock Option Plan. Under this plan, one quarter of the options vest and become exercisable after one year and the balance vest and become exercisable over the next three years quarterly in equal installments. In fiscal 2006, the Company accelerated the vesting of certain unvested stock options with exercise prices equal to or greater than $9.00 per share that were previously awarded under the Company's Amended and Restated 1995 Stock Option Plan.

(2) These columns show the number of shares of Common Stock represented by unvested restricted stock units at January 31, 2010. The vesting dates for these unvested restricted stock units are as follows:

Name	Number of Restricted Stock Units That Have Not Vested	Date of Grant	Vesting Dates
William C. Styslinger, III	29,964 58,620	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Yvette Kanouff	8,404 23,594	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Kevin M. Bisson	13,620 15,416	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Edward Dunbar	-	-	-
Ira Goldfarb	11,404 18,089	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12
Bruce Mann	13,622 17,551	5/16/08 4/30/09	1/31/11 1/31/11,1/31/12

Option Exercises and Stock Vested

The following table summarizes the option exercises and vesting of stock awards for each of SeaChange's named executive officers for fiscal 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
William C. Styslinger, III	-	-	68,067	437,927
Yvette Kanouff	21,500	163,615	26,588	172,624
Kevin M. Bisson	-	-	46,790	280,632
Edward Dunbar	-	-	-	-
Ira Goldfarb	-	-	26,027	168,995
Bruce Mann	-	-	26,580	172,841

(1) The value realized upon exercise of stock options reflects the price at which shares acquired upon exercise of the stock options were sold or valued for income tax purposes, net of the exercise price for acquiring the shares.

(2) The value realized upon vesting of the restricted stock units shown in the table above was calculated as the product of the closing price of a share of our common stock on the vesting date multiplied by the number of shares vested.

Pension Benefits

SeaChange does not offer defined benefit plans to its employees.

Nonqualified Deferred Compensation

SeaChange does not offer nonqualified defined contribution or other nonqualified deferred compensation plans to its employees.

Potential Payments upon Termination or Change in Control

As explained above, SeaChange has entered into change in control severance agreements with each of its named executive officers. For purposes of these agreements, a "change in control" means any of the following:

- the members of the Board of Directors of SeaChange at the beginning of any consecutive 12-calendar month period ("Incumbent Directors") ceasing for any reason other than death to constitute at least a majority of the Board, provided that any director whose election, or nomination for election, was approved by at least a majority of the members of the Board then still in office who were members of the Board at the beginning of the 12-calendar month period shall be deemed to be an Incumbent Director;
- any consolidation or merger whereby the stockholders of SeaChange immediately prior to the consolidation or merger do not, immediately after the consolidation or merger, beneficially own shares representing 50% or more of the combined voting power of the securities of the corporation (or its ultimate parent corporation) issuing cash or securities in the consolidation or merger;
- any sale or other transfer of all or substantially all of the assets of SeaChange to another entity, other than an entity of which at least 50% of the combined voting power is owned by stockholders in substantially the same proportion as their ownership of SeaChange prior to the transaction;
- any approval by the stockholders of SeaChange of a plan for liquidation or dissolution of SeaChange; or
- any corporation or other person acquiring 40% or more of the combined voting power of SeaChange.

Upon a change in control, all of the executive's unvested stock options and stock appreciation rights will automatically vest and become immediately exercisable, and any and all restricted stock and restricted stock rights then held by the executive shall fully vest and become immediately transferable free of restriction, other than those imposed by applicable law. In the event of a subsequent termination of the executive's employment for any reason, all of the stock options and stock appreciation rights then held by the executive shall become exercisable for the lesser of (i) the remaining applicable term of the particular award or (ii) three years from the date of termination. In addition, if within one or two years following a Change in Control the employment of the executive is terminated (i) by SeaChange other than for specified causes, death or disability, or (ii) by the executive for specified good reason, the executive shall be entitled to the following:

- (i) for Mr. Styslinger, three times his annual base salary plus one times his bonus for the preceding year, or, if larger, the year prior to that, and (ii) for executives other than Mr. Styslinger, two times his or her annual base salary plus one times his or her bonus for the preceding year, or, if larger, the year prior to that;
- for a period of two years, continued health, life and disability benefits;
- outplacement services for up to one year following termination;
- up to $5,000 of financial planning services; and
- accrued vacation pay.

As discussed above in Compensation Discussion and Analysis, each of the change-in-control agreements was amended, effective December 21, 2009, to remove the "parachute payment" tax gross-up under Section 280G under the Internal Revenue Code of 1986, as amended. Mr. Styslinger's change-in-control agreement was further amended, effective June 1, 2010, to change the multiple of his base salary that is payable under the conditions set forth in the agreement from two times his annual base salary to three times his annual base salary.

As a condition to the receipt by the executive of any payment or benefit under the change-in-control agreement, the executive must first execute a valid, binding and irrevocable general release in favor of SeaChange and in a form reasonably acceptable to SeaChange.

The following table shows the payments to which SeaChange's named executive officers, other than Mr. Dunbar, would have been entitled pursuant to his or her change-in control agreement had employment been terminated as of January 31, 2010 in circumstances that would have triggered the change-in control agreement.

Potential Payments Upon Termination or Change in Control

Name	Salary($) (1)	Non-Equity Incentive Plan Compensation ($) (1)	Equity Incentive Plan Compensation ($) (1)	Benefits($) (2)	Equity Awards ($) (3)
William C. Styslinger, III	1,260,000	653,761	664,302	45,968	573,138
Yvette Kanouff	472,645	487,888	221,902	55,433	207,034
Kevin M. Bisson	661,500	-	301,955	55,433	187,863
Ira Goldfarb	300,000	340,858	252,834	55,433	190,820
Bruce Mann	559,175	163,810	301,955	45,968	201,670

(1) For Mr. Styslinger, reflects three times his base salary and one times his bonus. For executives other than Mr. Styslinger, reflects two times the executive's base salary and one times the executive's bonus. For executives other than Mr. Styslinger, the salary and bonus payment is limited to the amount to which Mr. Styslinger is entitled.

(2) Reflects the continuation of each named executive officer's benefits under group benefit plans consisting of medical, dental, group life and disability and outplacement and financial planning services.

(3) Reflects the value of all unvested stock options and restricted stock units that would vest as a result of the termination. The amounts are based on (i) in the case of accelerated options, the excess of the SeaChange January 29, 2010 closing common stock price over the applicable exercise price, and (ii) in the case of accelerated restricted stock units, the SeaChange closing common stock price as of January 29, 2010 multiplied by the number of unvested restricted stock units as of January 31, 2010. The grant date fair value of restricted stock unit awards have previously been disclosed in the Summary Compensation Table.

As disclosed in SeaChange's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010, in connection with the termination of Mr. Dunbar's employment, SeaChange and Mr. Dunbar entered into a separation agreement, dated as of March 10, 2010 pursuant to which Mr. Dunbar will continue to receive his base salary through April 13, 2011 and the 60,000 stock options previously granted to Mr. Dunbar upon joining SeaChange were accelerated to be fully vested and exercisable through March 15, 2011. In addition, Mr. Dunbar remains bound by the terms of his previously executed Noncompetition, Nondisclosure and Developments Agreement which provides for a one-year post-employment noncompetition and nonsolicitation period.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Amendment.

THE COMPENSATION COMMITTEE

Thomas F. Olson, Chair
Carmine Vona

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Olson and Vona. No person who served as a member of the Compensation Committee was, during the past fiscal year, an officer or employee of SeaChange or any of its subsidiaries, was formerly an officer of SeaChange or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of SeaChange served as a member of the compensation committee of another entity (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors), one of whose executive officers served as a director of SeaChange.

Compensation of Directors

During the fiscal year ended January 31, 2010, directors who were employees of SeaChange received no cash compensation for their services as directors, except for reimbursement of expenses incurred in connection with attending meetings. During fiscal year 2010, SeaChange directors who were not employees of SeaChange earned a fee of $9,000 per quarter and were reimbursed for their reasonable out-of-pocket expenses incurred in attending Board meetings. The Lead Director is entitled to receive an additional cash payment of $10,000 per quarter in consideration of service as Lead Director. Accordingly, for fiscal 2010, Mr. Olson earned $40,000 for his service as Lead Director in addition to earning $36,000 for his service as a director.

The Chair of the Audit Committee of the Board of Directors is entitled to receive an additional cash payment of $3,750 per quarter. Accordingly, for fiscal 2010, Ms. Cotton earned $15,000 for her service as Chairperson of the Audit Committee in addition to earning $36,000 for service as a director. The Chairs of the Corporate Governance and Nominating Committee and of the Compensation Committee are each entitled to receive an additional cash payment of $2,500 per quarter. Accordingly, for fiscal 2010, Carmine Vona earned $10,000 for his service as Chair of the Corporate Governance and Nominating Committee in addition to earning $36,000 for service as a director. The Lead Director is not eligible to receive additional fees for service as chair of a committee. As a result, as Lead Director Mr. Olson does not receive the $2,500 quarterly fee he would otherwise be entitled to as Chairman of the Compensation Committee.

In accordance with the compensation policy for non-employee directors adopted by the Compensation Committee in December 2005 and amended in July 2008, each non-employee director is entitled to receive an annual grant of 12,000 restricted stock units that vests in equal installments over three years. The annual grant of 12,000 restricted stock units with respect to fiscal 2010 was made in March 2010.

In February 2009, the Board adopted a policy to award new non-employee directors the following awards at the time they join the Board: (i) an initial equity award of restricted stock units for 12,000 shares of SeaChange's common stock, to vest annually over three years on the anniversary of the date the non-employee director joins the Board, and (ii) the annual restricted stock unit award made to non-employee directors described in the immediately preceding paragraph which, at the discretion of the Board, may be prorated for partial year service. Accordingly, upon Mr. Salvatori joining the Board in February 2009, Mr. Salvatori received a grant of 24,000 RSUs, and upon Mr. Huai joining the Board in August 2009, Mr. Huai received a grant of 16,000 RSUs.

Director Compensation
Fiscal Year 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Total ($)
Mary Palermo Cotton	51,000	-	51,000
ReiJane Huai	15,000	144,000	159,000
Thomas F. Olson	76,000	-	76,000
Carlo Salvatori	36,000	143,520	179,520
Carmine Vona	46,000	-	46,000

(1) Reflects compensation expense for restricted stock unit grants recognized for financial reporting purposes (exclusive of any assumptions for forfeitures) under FASB ASC Topic 718 (previously Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," (FAS 123R)) for the fiscal year ended January 31, 2010. The annual awards of 12,000 restricted stock units granted to non-employee directors for services rendered in fiscal 2010 were made in March 2010, during fiscal 2011, and thus are not reflected in the table above. Messrs. Huai and Salvatori were each granted awards of restricted stock units upon their election to the Board during fiscal 2010.

The table below shows the aggregate number of stock awards and options outstanding for each non-employee director as of January 31, 2010. Stock awards consist of unvested restricted stock units. Upon vesting, the units are paid in the form of shares of our common stock.

Name	Aggregate Stock Awards Outstanding (#)	Aggregate Stock Options Outstanding (#)
Mary Palermo Cotton	11,332	5,000
ReiJane Huai	16,000	0
Thomas F. Olson	11,332	27,562
Carlo Salvatori	24,000	0
Carmine Vona	11,332	32,563

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the beneficial ownership of SeaChange common stock as of May 18, 2010 by:

- each person or entity who is known by SeaChange to beneficially own more than 5% of the common stock of SeaChange;
- each of the directors of SeaChange and each of the executive officers of SeaChange named in the Summary Compensation Table; and
- all of the directors and executive officers of SeaChange as a group.

Except for the named executive officers and directors, none of these persons or entities has a relationship with SeaChange. Unless otherwise indicated, the address of each person or entity named in the table is c/o SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720, and each person or entity has sole voting power and investment power (or shares such power with his or her spouse), with respect to all shares of capital stock listed as owned by such person or entity.

The number and percentage of shares beneficially owned is determined in accordance with the rules of the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares of common stock underlying options or warrants that are exercisable by that person within 60 days of May 18, 2010. However, these shares underlying options or warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of beneficial ownership is based on 32,479,796 shares of SeaChange's common stock outstanding as of May 18, 2010.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
William C. Styslinger, III (2)	2,209,465	6.7%
Yvette M. Kanouff	119,373	*
Kevin M. Bisson	60,529	*
Edward Dunbar (3)	90,000	*
Ira Goldfarb	185,240	*
Bruce Mann (4)	191,019	*
Mary Palermo Cotton	43,168	*
ReiJane Huai	0	*
Thomas F. Olson	65,230	*
Carlo Salvatori	8,000	*
Carmine Vona	85,118	*
Dimensional Fund Advisors LP (5) 1299 Ocean Avenue Santa Monica, CA 90401	1,866,196	5.7%
Ramius LLC (6) 599 Lexington Avenue, 20th Floor New York, NY 10022	2,250,000	6.9%
Wellington Management Company, LLP (7) 75 State Street Boston, MA 02109	2,448,480	7.5%
All executive officers and directors as a group (13 persons) (8)	3,568,484	11.0%

* Less than 1%

(1) Includes shares of Common Stock which have not been issued but are subject to options which either are presently exercisable or will become exercisable within 60 days of May 18, 2010, as follows: Mr. Styslinger, 316,875 shares; Ms. Kanouff, 73,500 shares; Mr. Dunbar, 60,000 shares; Mr. Goldfarb, 89,900 shares; Mr. Mann, 126,832 shares; Ms. Cotton, 5,000 shares; Mr. Olson, 27,562 shares; and Mr. Vona, 32,563 shares. Excludes restricted stock units that will not have vested within 60 days of May 18, 2010, as follows: Mr. Styslinger, 88,584 unvested restricted stock units; Ms. Kanouff, 31,998 unvested restricted stock units; Mr. Bisson, 29,036 unvested restricted stock units; Mr. Goldfarb, 29,493 unvested restricted stock units; Mr. Mann, 31,174 unvested restricted stock units; Ms. Cotton, 23,332 unvested restricted stock units; Mr. Huai, 28,000 unvested restricted stock units; Mr. Olson, 23,332 unvested restricted stock units; Mr. Salvatori, 28,000 unvested restricted stock units; and Mr. Vona, 23,332 unvested restricted stock units.

(2) Includes (i) 17,500 shares of common stock owned by Merrill Lynch, Trustee f/b/o William C. Styslinger, III, IRA and (ii) 171,500 shares of common stock owned by CGM IRA Rollover Custodian f/b/o William C. Styslinger, III, IRA. Excludes (i) 86,429 shares of common stock owned by Charles Jankovski as Trustee of The Styslinger Family Trust; (ii) 52,985 shares of common stock owned by his wife, Joyce Styslinger, and (iii) 25,810 shares of Common Stock owned by his daughter, Kimberly J. Styslinger. Mr. Styslinger disclaims beneficial ownership of the shares held by The Styslinger Family Trust; by his wife, Joyce Styslinger; and by his daughter, Kimberly J. Styslinger.

(3) As disclosed in SeaChange's Form 8-K filed March 11, 2010, Mr. Dunbar left SeaChange effective March 15, 2010. Mr. Dunbar is a named executive officer for the fiscal year ended January 31, 2010, but is no longer an executive officer or employee of SeaChange as of the date hereof.

(4) Excludes (i) 20,137 shares of common stock owned by his daughter, Emily; (ii) 20,135 shares of common stock owned by his son, Benjamin, and (iii) 20,135 shares of common stock owned by his son, Jonathan. Mr. Mann disclaims beneficial ownership of the shares held by his children.

(5) According to an amended Schedule 13G filed on February 8, 2010, Dimensional Fund Advisors LP may be deemed to have sole voting power with respect to 1,815,510 of the above-mentioned shares and sole dispositive power over all of the above-mentioned shares. Dimensional Fund Advisors LP serves as investment advisor to four investment companies and serves as investment manager to certain other commingled group trusts and investment accounts, which own the above-mentioned shares. Dimensional Fund Advisors LP disclaims beneficial ownership of such shares.

(6) Based on information contained in an amended Schedule 13D/A filed on April 15, 2010 by Ramius LLC on behalf of itself and other reporting persons named therein. According to the Schedule 13D/A, as of the close of business on April 14, 2010, (i) Ramius Value and Opportunity Master Fund Ltd ("Value and Opportunity Master Fund") had beneficial ownership and voting and dispositive control of 1,442,145 shares, (ii) Ramius Navigation Master Fund Ltd ("Navigation Master Fund") had beneficial ownership and voting and dispositive control of 462,807 shares, (iii) Ramius Enterprise Master Fund Ltd ("Enterprise Master Fund") had beneficial ownership and voting and dispositive control of 345,048 shares, (iv) RCG PB Ltd. ("RCG PB"), as the sole shareholder of Navigation Master Fund, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Navigation Master Fund, (v) RCG Starboard Advisors, LLC ("RCG Starboard Advisors"), as the investment manager of Value and Opportunity Master Fund, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, (vi) Ramius Advisors, LLC ("Ramius Advisors"), as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Enterprise Master Fund and Navigation Master Fund, (vii) Ramius LLC ("Ramius"), as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund, (vii) Cowen Group, Inc. ("Cowen"), as the sole member of Ramius, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund, (ix) RCG Holdings LLC ("RCG Holdings"), as a significant shareholder of Cowen, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value

and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund, and (x) C4S & Co., L.L.C. ("C4S"), as the managing member of RCG Holdings, may be deemed to have beneficial ownership and voting and dispositive control over the shares owned by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund. In addition, as the managing members of C4S, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, and Thomas W. Strauss, may each be deemed to share beneficial ownership and voting and dispositive control of the shares held by Value and Opportunity Master Fund, Navigation Master Fund and Enterprise Master Fund. The persons and entities listed above have agreed to form a group with Messrs. John A. Buckett, who beneficially owns and controls 1,000 shares and Edward Terino, who beneficially owns and controls 10,000 shares, for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

(7) According to an amended Schedule 13G filed on February 12, 2010, Wellington Management Company, LLP shares voting power with respect to 1,428,606 of the above-mentioned shares with its clients and shares dispositive power over all of the above-mentioned shares with its clients.

(8) This group is comprised of those individuals named in the Summary Compensation Table on page 30, the remaining executive officers of SeaChange and those persons who were directors of SeaChange as of May 18, 2010. Includes an aggregate of 815,132 shares of Common Stock which the directors and executive officers, as a group, have the right to acquire by exercise of stock options or will acquire upon vesting of restricted stock units within 60 days of May 18, 2010. Excludes an aggregate of 383,194 restricted stock units held by directors and executive officers, as a group, that will not have vested within 60 days of May 18, 2010.

Equity Compensation Plan Information

The following table provides information about the common stock that may be issued upon the exercise of options, warrants and rights under all of SeaChange's existing equity compensation plans as of January 31, 2010, including the Amended and Restated 2005 Equity Compensation Incentive Plan, the Amended and Restated 1995 Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan and the Third Amended and Restated 1996 Employee Stock Purchase Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1) ...	4,068,515(2)	$ 15.06	2,202,596(3)
Equity compensation not approved by security holders...........	-	$ -	-
Total	4,068,515	$ 15.06	2,202,596

(1) Consists of the Amended and Restated 2005 Equity Compensation Incentive Plan, the Amended and Restated 1995 Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan and the Third Amended and Restated 1996 Employee Stock Purchase Plan.

(2) Includes 133,542 shares to be issued for the period ended May 31, 2010 under the Third Amended and Restated 1996 Employee Stock Purchase Plan.

(3) As of January 31, 2010, 2,202,596 shares remained available for issuance under the Amended and Restated 2005 Equity Compensation Incentive Plan and no shares remained available for grant under the Third Amended and Restated 1996 Employee Stock Purchase Plan after giving effect to the options granted for the period ended May 31, 2010.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

SeaChange has adopted a written policy pursuant to the Amended and Restated Charter of the Audit Committee and the Charter of the Corporate Governance and Nominating Committee that all transactions between SeaChange and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to SeaChange than could be obtained from unaffiliated third parties.

ReiJane Huai, a director of SeaChange elected on August 28, 2009, is the Chairman and CEO of FalconStor Software Inc, from whom SeaChange purchases products used in the manufacture of SeaChange products. Product purchases from FalconStor Software were $550,000 for the fiscal year ended January 31, 2010. As of May 18, 2010, SeaChange had no liability to FalconStor Software, Inc.

On September 1, 2009, SeaChange completed its acquisition of eventIS Group B.V. ("eventIS") from a holding company in which Erwin van Dommelen, elected President of SeaChange Software in March 2010, has a 31.5% interest. At the closing, SeaChange made a cash payment to the holding company of $34.4 million plus $2.2 million based on an estimated working capital adjustment in accordance with the eventIS Share Purchase Agreement. In January 2010, SeaChange made a cash payment to the holding company of $395,000 for final settlement of the working capital adjustment. On each of the first, second and third anniversaries of the closing date, SeaChange is obligated to make additional fixed payments to the holding company of deferred purchase price under the eventIS share purchase agreement, each such payment to be in an aggregate amount of $2.8 million with $1.7 million payable in cash and $1.1 million payable by the issuance of restricted shares of SeaChange common stock, which will vest in equal installments over three years starting on the first anniversary of the date of issuance. Under the earnout provisions of the eventIS share purchase agreement, if certain performance goals are met over each of the three periods ending January 31, 2013, SeaChange will be obligated to make additional cash payments to the holding company.

Determination of Director Independence

The Board of Directors has determined that Messrs. Huai, Olson, Salvatori and Vona and Ms. Cotton are "independent" directors, meeting all applicable independence requirements of the SEC, including Rule 10A-3(b)(1) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Marketplace Rules of The Nasdaq Stock Market ("Nasdaq"). In making this determination, the Board of Directors affirmatively determined that none of such directors has a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that Mr. Huai's position as President and Chief Executive Officer of FalconStor, with whom SeaChange has a commercial relationship, did not preclude a determination that Mr. Huai qualified as "independent".

ITEM 14. Principal Accountant Fees and Services

Fees for Services Provided by Grant Thornton LLP and PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees for services provided by Grant Thornton LLP, SeaChange's independent registered public accounting firm for the fiscal years ended January 31, 2010 and 2009, and PricewaterhouseCoopers LLP, SeaChange's independent registered public accounting firm prior to October 12, 2006.

	2010(1)	2009(2)
Audit Fees	$1,010,328	$1,270,278
Tax Fees	6,864	23,381
All Other Fees	--	1,500
Total:	$1,017,192	$1,295,159

(1) Fees are solely billed by Grant Thornton LLP in fiscal 2010.

(2) Includes (a) fees billed by Grant Thornton LLP in fiscal 2009 as follows: audit fees of $1,241,246; and (b) fees billed by PricewaterhouseCoopers LLP in fiscal 2009 as follows: audit fees of $29,032; tax fees of $23,381; and other fees of $1,500.

Audit Fees. These are aggregate fees billed for professional services rendered by Grant Thornton LLP for the fiscal year ended January 31, 2010, and by Grant Thornton LLP and PricewaterhouseCoopers LLP for the fiscal year ended January 31, 2009 for (a) the annual audit of SeaChange's financial statements for each such fiscal year including statutory audits of foreign subsidiaries and the accompanying attestation report regarding SeaChange's internal control over financial reporting contained in SeaChange's annual reports on Form 10-K, (b) reviews of the quarterly financial information included in SeaChange's Quarterly Reports on Form 10-Q for each such fiscal year and (c) reviews of SEC filings, as well as fees for audit services rendered by Grant Thornton LLP during fiscal 2010 in connection with SeaChange's acquisition of eventIS Group B.V. and VividLogic, Inc.

Tax Fees. These are fees billed for professional services for tax compliance, tax advice and tax planning for the fiscal years ended January 31, 2010 and 2009. The Tax Fees for each of the foregoing fiscal years related to tax planning and compliance services.

All Other Fees. These are fees billed primarily for proprietary client software access to financial accounting, SEC and tax regulations provided by PricewaterhouseCoopers LLP.

The Audit Committee of the Board of Directors has determined that the provision of the services as set out above is compatible with maintaining Grant Thornton LLP's independence.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit, audit-related, tax and other non-audit services that may be provided by Grant Thornton LLP, the independent registered public accounting firm. The policy identifies the principles that must be considered by the Audit Committee in approving these services to ensure that Grant Thornton LLP's independence is not impaired; describes the audit and audit-related, tax and other services that may be provided; and sets forth pre-approval requirements for all permitted services. To date, Audit Committee pre-approval has been sought for the provision of all services by Grant Thornton LLP.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a)(3) INDEX TO EXHIBITS

Exhibit No.	Description
31.1	Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, SeaChange International, Inc. has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2010

SEACHANGE INTERNATIONAL, INC.

By: /s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
Chief Executive Officer,
Chairman of the Board and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this amended report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ WILLIAM C. STYSLINGER, III **William C. Styslinger, III**	Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	June 1, 2010
/s/ KEVIN M. BISSON **Kevin M. Bisson**	Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 1, 2010
* **Mary Palermo Cotton**	Director	June 1, 2010
* **Thomas F. Olson**	Director	June 1, 2010
* **Carlo Salvatori**	Director	June 1, 2010
* **Carmine Vona**	Director	June 1, 2010
* **ReiJane Huai**	Director	June 1, 2010

*By: /s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
Attorney-in-Fact

Exhibit 31.1

CERTIFICATION

I, William C. Styslinger, III, certify that:

1. I have reviewed this Amendment to annual report on Form 10-K/A of SeaChange International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 1, 2010

By: /s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
Chief Executive Officer,
Chairman of the Board and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Kevin M. Bisson, certify that:

1. I have reviewed this Amendment to annual report on Form 10-K/A of SeaChange International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 1, 2010

By: /s/ KEVIN M. BISSON

Kevin M. Bisson,
Chief Financial Officer,
Senior Vice President,
Finance and Administration,
Treasurer and Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment to annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K/A for the year ended January 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, William C. Styslinger, III, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Company's Amendment to Annual Report on Form 10-K/A fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
Chief Executive Officer,
Chairman of the Board and Director

June 1, 2010

This certification is being furnished to the Securities and Exchange Commission with this Amendment to Annual Report on Form 10-K/A pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purpose of Section 18 of the Securities Exchange Act of 1934.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Amendment to annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K/A for the year ended January 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Kevin M. Bisson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Company's Amendment to Annual Report on Form 10-K/A fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KEVIN M. BISSON

**Kevin M. Bisson
Chief Financial Officer, Senior Vice President,
Finance and Administration,
Treasurer and Secretary**

June 1, 2010

This certification is being furnished to the Securities and Exchange Commission with this Amendment to Annual Report on Form 10-K/A pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purpose of Section 18 of the Securities Exchange Act of 1934.

(This page intentionally left blank.)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

-For the fiscal year ended January 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21393

SEACHANGE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3197974**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

50 Nagog Park, Acton, MA 01720
(Address of principal executive offices, including zip code)

(978)-897-0100
(Registrant's telephone number, including area code)

Securities Registered Pursuant To Section 12(b) Of The Act:

Common Stock, $.01 par value

Securities Registered Pursuant To Section 12(g) Of The Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2009, the aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing price for the registrant's Common Stock on the Nasdaq Global Select Market on such date was $260,485,787. The number of shares of the registrant's Common Stock outstanding as of the close of business on March 25, 2010 was 31,072,068.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement (which is expected to be filed within 120 days after the Company's fiscal year end) relating to the registrant's Annual Meeting of Stockholders to be held on or about July 15, 2010 to be filed pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. Business

SeaChange International, Inc. ("SeaChange", "we" or "us"), a Delaware corporation founded on July 9, 1993, is a leading developer, manufacturer and marketer of digital video systems and services. These products and services facilitate the aggregation, licensing, storage, management and distribution of video, television programming and advertising content. We sell our products and services worldwide to cable system operators, including Cablevision, Comcast, Cox Communications, Virgin Media, and Rogers; telecommunications companies, including Telekom Austria, Turk Telekom and Verizon Communications; and broadcast television companies, including ABC Disney, Ascent Media, Clear Channel, China Central Television and Viacom.

Our digital video systems are designed to enable our customers to reduce subscriber turnover and access new revenue-generating opportunities from subscribers, advertisers and electronic commerce initiatives. Using our products and services, we believe our customers can increase their revenues by offering additional services such as on demand television, which allows, for example, the operator to offer a variety of programming for viewing whenever a subscriber chooses and incorporates the ability for subscribers to pause, rewind and fast-forward on demand content. Our systems also allow our customers to insert advertising into broadcast and on demand programming. Our advertising systems allow our customers to target advertising segments to specific subscribers in a particular geographic and/or demographic market. In addition, our systems enable broadband system operators to offer other interactive television services that allow subscribers to customize and/or dynamically interact with their television, enhancing their viewing experience.

The primary thrust of our business has been supplying systems to deliver video assets in the evolving "On Demand" television environment. Through acquisitions and partnerships we have expanded our capabilities, products and services to address the needs of video content owners, broadcasters, and content aggregators, and to address the delivery of content to devices other than the television, such as mobile phones and PCs. Our products and services include hardware and software for content management and delivery systems, middleware that drives set top box applications such as games, advertising systems that help pay for content and services that involve the acquisition and distribution of video content. We believe that our strategy of expanding our product line will position SeaChange to support and maintain our existing customer base, take advantage of new customers entering the on demand marketplace and to enter adjacent markets.

Our core technologies provide a foundation for products and services that can be deployed in next generation systems capable of increased levels of subscriber interactivity. We have received several awards for technological excellence, including Emmy Awards for our patented MediaCluster ® technology and for our role in the growth of video on demand.

Industry Background

Cable System Operators and Telecommunications Companies

According to SNL Kagan, the number of households paying for TV access today, such as cable subscription but excluding satellite, has been estimated at 111 million in the Americas and approximately 600 million worldwide. Over the last several years, cable system operators and telecommunications companies have spent billions of dollars to upgrade their networks from analog to digital, yielding a significant increase in available bandwidth, channel capacity and two-way interactive capability. We believe this investment reflects their intent to provide video on demand, advertising insertion, internet access and other value-added services to their customers that will differentiate them from competing service providers, including satellite delivery systems.

In 2001, North American cable system operators and telecommunications companies began the deployment of residential video on demand capability allowing subscribers to watch video programming at any time with pause, rewind, fast forward and a number of additional interactive capabilities. All of the major North American cable system operators have deployed video on demand services in one or more major residential markets. The various on demand applications offered by cable system operators and, increasingly, telecommunications operators, include movies-on-demand, subscription video on demand, such as Home Box Office (HBO), as well as news, sports, music videos, games, niche programming and time-shifted broadcast programming.

Cable companies have also begun to market telephone services. In response, telecommunications operators, notably AT&T and Verizon in the U.S., are aggressively providing competitive digital television and video services. Elsewhere, international telecommunications companies with high-speed network capacity are actively exploring and launching similar television services.

In addition, because cable television programming is transmitted over broadband (high bandwidth networks), cable system and telecom operators have the opportunity to segment and target their programming to viewers in selected geographies. In the future, we believe that the ability of operators to target viewers will extend to individual household-level targeting of advertisements in video on demand applications, generating revenue which may help support the worldwide deployment and growth of video on demand content and services.

Increased demand for video and audio content over the internet will also require a substantial increase in storage capacity and bandwidth over time. We believe that cable system operators and telecommunications companies will play an integral role in providing these broadband internet applications. We also believe that in order to offer high quality video applications over the internet, cable system operators and telecommunications companies will need more storage and delivery systems capable of complex management and scheduling of video streams.

Broadcast Television Companies

Both domestically and internationally, broadcast television companies face a number of new challenges to their business. In digital broadcasting, changing ownership trends, new consumer alternatives (e.g., cable television, satellite television, or internet) and evolving viewership models (e.g., Personal Video Recorders (PVR), cell phones, Personal Digital Assistants (PDA), etc.) are creating a more complex competitive environment for our customers that calls for greater efficiencies and business innovation. We believe broadcast television companies are therefore turning away from their out-dated tape-based systems with robotic libraries, which are cumbersome and require high levels of maintenance and manual intervention.

Some television broadcasters are using digital bandwidth to originate multiple program streams. As this application further develops, television broadcasters will require more video storage and delivery systems that can effectively manage and deliver these multiple television signals. As a result, we believe that television broadcasters will continue to automate their entire programming and advertising to reduce overall operating costs and improve reliability. We expect new opportunities to emerge for broadcasters and video on demand operators to create new business synergies that will likely require digital video storage and delivery systems.

SeaChange Business Segments

In fiscal 2009, we realigned our business segments and financial reporting structure to better portray the Company's strategic direction and potential areas for growth. The Company now reports its financial results within three segments: Software, Servers and Storage, and Media Services. Financial information about our business segments is included in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements.

	Year ended January 31,					
	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
Revenues by segment:	(in thousands, except percentages)					
Software	$ 131,314	65%	$ 132,237	65%	$ 113,269	63%
Servers and Storage	50,557	25%	53,640	27%	48,997	27%
Media Services	19,794	10%	15,959	8%	17,627	10%
Total	$ 201,665		$ 201,836		$ 179,893	

Software

In 2006, we began selling our SeaChange Axiom® On Demand software independent of our hardware and offering subscription services for the software in an effort to increase market share and enhance revenue stability through more recurring revenues. Additionally, by porting our software to other third party hardware platforms, we expect to increase our market share with opportunities at competitive vendors' installations.

We also develop, sell and support software products in the middleware and advertising categories. Our middleware and application business is focused on producing set-top box client middleware software products and end-to-end interactive television applications, and performing system integration and software customization services. Our client middleware solutions include the VODlink® Platform Suite built for and deployed on common North American cable set top boxes, and the TV Navigator™ platform deployed in Europe and Asia.

Our advertising insertion software products are available for both the traditional analog environment (the way that video signals have been transmitted for the past 60 years), and for the digital environment, which provides the cable operator with a significant increase in available bandwidth, channel capacity and two-way capability. Based on currently available industry sources and our internal data, we believe our Spot System is the leading analog video insertion system in the United States in the multichannel television market for advertisements and other short-form video. Over the last several years, our customers have begun to migrate to digital video ad insertion, and we believe our digital video ad insertion system is establishing a strong market position as well. Our SeaChange AdPulse™ On Demand Advertising software platform allows operators to generate new advertising revenue from inserting ads, dynamically, in on demand content while it provides detailed tracking and reporting on views and usage of inserted ads.

In September of 2009 we acquired a private software company, eventIS Group B.V. ("eventIS"), in Eindhoven, the Netherlands. eventIS is Europe's leading provider of video on demand back-office software supporting operators in 25 countries. This software complements and extends the capabilities of our video on demand products.

We expect that eventIS's leading market position in Europe will foster increased revenue growth as VOD investments in Europe are forecasted to grow significantly over the next several years. According to SNL Kagan, there are 80 million cable television subscribers in Europe compared to 70 million in the United States. However, unlike in the U.S., digital cable penetration rates are quite low. Penetration rates in Europe are expected to rise with the increased investments in VOD products and services from European cable television providers.

In February 2010, we acquired VividLogic Inc ("VividLogic"), a private California software provider. VividLogic's products and services will allow the Company to expand its software product portfolio to participate more competitively in the middleware and home network markets. VividLogic provides applications and development services for Consumer Electronics ("CE") manufacturers, cable television, equipment manufacturers and cable television providers. VividLogic's software products and services focus on home networking applications and "tru2way" development. In the home networking area, VividLogic's emphasis is on the development of software to meet the content protection requirements under the IEEE 1394 requirements. In addition, VividLogic is working with CE manufacturers and service providers to develop software to be used in next generation home media gateways. In the tru2way area, VividLogic provides products and services for CE and set top box manufacturers who are looking to migrate their hardware for tru2way capability. Tru2way is a technology platform sponsored by the U.S. cable television industry that is expected to foster interactive television applications for consumers.

Revenue sources from the Software segment fall into two categories:

- product revenues such as licensing, and software development for those products; and
- related services such as subscriptions (annual software subscriptions for upgrades), professional services, installation, training, project management, product maintenance, and technical support for those software products.

Servers and Storage

Combining the advantages of standards-based hardware with our patented MediaCluster® technology, our hardware products deliver high-density streaming, clustered ingest and scalable storage for video on demand, time-shifted TV, network PVR (Personal Video Recorder) applications, as well as broadcast play to air and archiving.

Revenue sources for our Servers and Storage segment fall into several categories. New deployments are typically sold on a capacity basis and include one year of maintenance. As our customers add more content and more users, they return to purchase more streaming and storage capacity. The additional content usually also leads to increased usage levels by the subscribers which also translates in to add-on-sales. Recurring revenue consists of maintenance contracts after the first year.

We offer several configurations of our MediaCluster video servers to meet the evolving needs of our customers for independently scalable ingest, streaming and storage.

Servers and Storage segment includes:

- product revenues from video on demand (“VOD”) and broadcast server product lines and
- related services such as professional services, installation, training, project management, product maintenance, and technical support for those products.

Media Services

Through the acquisitions of On Demand Group Limited (ODG), in fiscal 2006, and Mobix Interactive Ltd., in fiscal 2009, SeaChange expanded its media content services, consisting of content aggregation and distribution. ODG is a leader in Europe in the development and deployment of Pay TV services. This division specializes in aggregating content for video on demand and Pay-Per-View platforms, and provides marketing, promotional and production services to cable operators and telecommunications providers throughout Europe.

As an example, we source, acquire, package, and market Virgin Media’s video on demand services by providing access to content from local and Hollywood studio providers in multiple formats including music, television programs and feature length movies. Through ODG, we have a content rights management system and a content preparation center for incorporating video content for VOD services from the major content suppliers around the world.

Revenue from the Media Services segment is generated from customer contracts depending on the services rendered.

Key Products and Services

SeaChange Video On Demand System

We have developed and are deploying a video on demand system to cable television companies and telecommunications companies. Our video on demand system consists of:

- MediaCluster video servers that reside at various points in a broadband network system and are used to ingest, store and play or stream videos as requested;

- SeaChange Axiom® On Demand video software to manage and control the system and to support integration with third-party systems and applications;

- Spot Advertising Systems hardware and software and AdPulse On Demand Advertising System;

- Interactive middleware that enables operators to run multiple services, including video on demand and personal video recorders on multiple platforms;

- Record System, a time-shifting television application that enables broadcasted programming to be automatically encoded by broadband operators, with complete trick-mode functionality (fast-forward, pause and rewind); and

- Interfaces to digital headend modulators, control systems and subscriber management systems.

Our video on demand system allows our customers to offer interactive services such as the following to their subscribers:

- *Video on demand.* This interactive service allows residential users and commercial users (e.g., hotel guests) to review lists of available movies and/or programming content, order individual movies and/or programs and view them in real-time. Users have full control over the video stream.

- *Subscription Video on demand.* This service provides premium channel offerings, such as those offered by HBO, Showtime or Starz, in an on-demand manner, as well as on a scheduled basis. Similar to our video on demand service, our subscription video on demand service allows subscribers to review lists of available premium channel content, order individual programs and watch them at home with full video player control.

- *Networked Digital Video Recording.* This service provides users with interactive control over broadcasted television programming, enabling viewers to watch sports, news, and other program types with full video cassette recorder and personal video recorder-like (e.g., TiVo® recorders) control over the video stream. We enable the provision of this service through our servers and software located in broadband local transmission sites known as headends. We believe this service also has the potential to accommodate new advertising techniques, such as ad replacement or limited fast-forward functionality.

- *Targeted and Interactive Advertising.* This service supports interactive advertising or advertising where the subscriber controls the path and delivery of an advertisement, in a video on demand service and in other forms of programming that result in a dedicated communications link between the subscribers' set top box and the video on demand system itself. This service allows purchases over the television, such as one might do with a web browser over the internet.

- *DVD Now™ on Demand Service.* This interactive service brings DVD functionality to video on demand applications and provides a common standard for distributing and presenting video content. Our software tools and applications provide the capability to transform DVDs, including their menus and content chapter and options, into video on demand applications.

SeaChange Axiom® On Demand video software is the end-to-end business solution for video on demand services. Software modules act in unison to manage and automate every aspect of operations – streams, subscribers, billing, network load and more. The product is built on an open architecture, meaning it can be deployed by any service provider regardless of streaming, storage or network architectures. SeaChange Axiom On Demand video software is comprised of three components:

- **On Demand Services** manage and deliver rich media content to a variety of consumer devices.

- **Personalized Applications Platform** enables operators to provide subscribers with innovative services such as games and movies on demand.
  Advanced Management Tools give operators the ability to reduce their costs and garner operational efficiencies through sophisticated syst**em management tools.**

SeaChange Axiom On Demand Services consist of the essential functions that manage core on demand network resources such as servers, bandwidth and storage. Modules administer network bandwidth through session and resource management to ensure efficient content delivery. Content propagation optimizes both network usage and storage by continually monitoring demand for content, and moving content to locations where it is needed most. The Connection Manager Service software mediates client requests, establishing the shortest path between the client and the requested content. Asset Management is responsible for managing the life cycle of content stored on the system. The Asset Manager provides full visibility into the location and state of the content in the system through a browser-based graphical user interface (GUI). Additional Axiom On Demand Services include the Recording System that captures broadcast programs and publishes them as VOD content and the Axiom Content Dynamics module that automates dynamic insertion of advertisement and other content into VOD streams.

SeaChange Axiom Personalized Applications software provides a broad range of on-demand applications to enhance the viewer experience.

SeaChange Axiom Advance Management Tools provide engineering and operations personnel with tools that aid in the control of the system. Problem identification and resolution, data warehouse management, subscriber management and a configuration suite all help in reducing operational costs while improving overall system efficiencies.

Advertising Products

Our family of Spot Systems automates the complex process of advertisement and other video insertion across multiple channels and geographic zones for cable system operators and telecommunications providers. Through our embedded proprietary software, our Spot System allows cable system and telecom operators to insert local and regional advertisements and other videos into a specific time allocated by television networks such as CNN, MTV, ESPN, BET, Discovery Channel and Nickelodeon. The Spot System is capable of inserting advertising into digital and analog channels including HD and delivering targeted advertising, as well as advertising with interactive links to content on video on demand systems, as well as to other interactive advertising systems.

The Spot System is an integrated solution comprised of hardware platforms, software applications, data networks and easy to use graphical interfaces. Our Spot System is designed to be installed at local transmission sites, known as headends, and advertising sales business offices. Our video insertion process consists of six steps:

- *Encoding.* The process begins with our encoding software, which in real time transforms and compresses analog to digital short- and long-form video.

- *Storage.* Our Spot System organizes, manages and stores these video streams in a disk-based video library capable of storing thousands of advertisements.

- *Scheduling.* Our advertising management software coordinates with the traffic and billing application to determine the designated time slot, channel and geographic zone for each video stream.

- *Distribution.* Our strategic digital video software then copies the video files from the master video library and distributes them over the operator's data network to appropriate headends, where they are stored in video servers for future play.

- *Insertion.* Following a network cue, our video switch module automatically inserts the video stream into the network feed (initiating the analog conversion, if necessary), where they are then seen by television viewers.

- *Verification.* After the video streams run, our proprietary software and hardware verifies the content, accuracy, timing and placement of these video streams to facilitate proper customer billing.

SeaChange AdPulse™ On Demand Advertising System

The SeaChange AdPulse System consists of an advertising and inventory management system called the SeaChange AdPulse On Demand Ad Manager and a package of enhancements for the core VOD system called SeaChange Axiom® Content Dynamics software that provide functions tailored to the special needs of managing, propagating, playing out and tracking of ads.

Key features of the AdPulse On Demand Ad Manager include:

- Inventory Management—the ability to define advertising avails (slots) in on demand content. The inventory is managed by creating an inventory definition that specifies a content group (by program, provider, or content category) to which the inventory definition will apply, then specifying the number and placement of ad breaks and the number of spots per break for programs in that content group.
- Order Entry—the ability to specify the rules by which different ad copy will be inserted into on demand content by assigning advertising copy to defined inventory.
- Dynamic Ad Placement Decisions—the ability to modify a playlist at run-time to add, delete, or change ads played with assets based on defined ad placement rules.
- Interior Ad Breaks – ad insertion and /or replacement at ad breaks within an on demand content stream if interior ad breaks are marked with SCTE-35 descriptors.
- Operational Reporting—the ability to view and track aspects of the overall operation of the SeaChange AdPulse Manager, such as whether advertising copy required to execute an order has been received and propagated.
- Business Reporting—the ability to view and track specific business aspects of the SeaChange AdPulse Manager, such as which inventory has been sold and which is unsold, a summary of orders from a specific client, etc.
- Verification Reporting—the ability to track and view data about execution of orders, views of ad copy, and user action during the ad views.

This system allows operators to generate new advertising revenue inserting ads, dynamically, in on demand content while it provides detailed tracking and reporting on views and usage of inserted ads. During 2007, we saw the first commercial deployment of our SeaChange AdPulse On Demand advertising software platform. Since then, we have had successful trials and deployments with several operators including: Virgin Media, Cox Communications, and Sunflower Broadband.

SeaChange Middleware Software Products

Middleware provides seamless, access across devices made by different manufacturers to content across wired and/or wireless devices. We offer two middleware software products to operators and content developers: VODlink software and TV Navigator software.

SeaChange VODlink software is comprised of three software modules that work together to enhance the user experience. The three components: VODlink Platform Suite, VODlink Portal and VODlink Games help operators jump-start their VOD offerings with a collection of games, a pop-up portal to ease navigation and provide marketing of content, and a suite of tools that allow easy development and integration of custom applications.

SeaChange TV Navigator software is a platform that incorporates an optional Electronic Program Guide (EPG – the user interface) that is completely customizable, communications applications such as TV-mail, chat, ticker display and messaging, and audience measurement tools that collect and report on usage statistics.

SeaChange Servers and Storage

Designed for enterprise-wide video system deployments the patented SeaChange MediaCluster architecture delivers massive, independently scalable, storage, streaming and ingest capabilities. MediaCluster dramatically reduces the cost of storing and delivering video assets. We offer several configurations of the MediaCluster to meet the demands of different video delivery applications.

SeaChange Flash MediaServers

Our flash memory-based servers provide 100% non-volatile, diskless edge streaming, stream expansion and time-shifted TV. These servers allow operators to deploy diskless streamers at the edge locations and locate centralized storage and storage management at the head-end locations in their networks. The Flash MediaServers also reduce operational costs. Compared to traditional spinning hard disk drives, flash memory has no moving parts, therefore it is more reliable and consumes less power.

SeaChange MDS MediaServers

Combining the advantages of standards-based hardware with the SeaChange patented MediaCluster technology, the MDS products provide high density streaming, clustered memory ingest and scalable storage. The MDS complements our widely deployed disk-based video servers while providing independent scalable streaming, storage and memory and can be deployed as a standalone system or a streaming booster for existing systems.

Broadcast and Specialty Servers

Additionally, we supply special function servers based on our MediaCluster technology for the broadcast industry. Our Broadcast MediaCluster System is composed of multiple individual video servers arranged in a cluster acting as one system. This system is designed to provide high-quality digital video storage and playback for use with automation systems in broadcast television stations. This product is intended to replace on-air tape decks used to store and play back advertising, movies and other programming from video tape cart systems and, in some cases, to replace the cart systems themselves. Our Broadcast MediaCluster System is designed for customers both in larger broadcast television markets, which use station automation systems, and in smaller markets, which use control software included in the system.

As with the video on demand system, our Broadcast MediaCluster System is designed to simultaneously record, encode, store to a disk and play video content using compression and decompression hardware. These products seamlessly integrate into television broadcasters' current tape-based operations and meet the high performance requirements of television broadcasters. Our Broadcast MediaCluster System has features that enable the television broadcaster to have end-to-end functionality and reliability, including the capability to schedule programming for a week of television content.

Media Services

The Media Services segment encompasses the business activities of the On Demand Group and Mobix Interactive, U.K. based wholly-owned subsidiaries of SeaChange. The Media Services group focuses on the acquisition, licensing, preparation, management and marketing of content as well as custom consulting services. Virgin Media in the U.K. is ODG's largest customer. In the past two years, ODG also added the Hellenic Telecommunication Organisation (OTE), Telekom Austria, TTnet, Du Telekom, and Neuf Telekom.

ODG also has established joint ventures to provide specialized content and services. In 2005, ODG launched FilmFlex in the U.K., a joint venture with Walt Disney and Sony Pictures to provide an on demand movie service to Virgin Media. In December of 2007, ODG sold its interest in the FilmFlex joint venture to the other investors for approximately $18 million.

In Germany, ODG entered into a joint venture with the TeleMunchen Gruppe, a German media company whose activities include the production and acquisition of German-language feature films, television productions and classical music programs. This joint venture has launched a pay-per-view service for Kabel Deutschland Gruppe (KDG). KDG has approximately nine million subscribers and has begun to deploy digital services. We expect to transition the pay-per-view service to a full-fledged VOD service as the digital rollout occurs. In addition to providing pay-per-view services to KDG, the joint venture also provides pay-per-view services to Unity Media and Telekom Austria. The joint venture also announced that it will be providing VOD content and services in 2010 to Kabel BW, one of Germany's largest cable television operators.

In November 2008, through ODG, we acquired Mobix Interactive Limited in the U.K. Mobix complements ODG's television VOD services business by offering mobile VOD services to wireless network operators. Today, Mobix supports mobile subscribers for its customers 3 in the U.K. and Vodacom in South Africa.

Service and Support

We install, maintain and support our hardware and software products worldwide. We offer basic and advanced on-site training for customer employees. We currently provide installation, maintenance and technical support to all our customers. We offer maintenance and technical support to customers, agents and distributors of our hardware, software and systems on a 24-hour, seven-day a week basis. Generally, our systems sales include at least one year of free maintenance.

A separate professional services group provides network design and architecture as well as systems integration services.

Customer support centers worldwide provide 24/7 coverage. We have support centers in the U.S., the Netherlands, Philippines, China, Japan, U.K., France, Turkey and Ireland.

Strategy

Our strategy is to be the leading provider of video solutions in the television industry. We develop, manufacture and market digital video systems and services that include the management, aggregation, licensing, storage, and distribution of video, television, gaming and advertising content. The key elements of our strategy are to:

- *Develop, Maintain and Extend Long-term Customer Relationships*. We focus our product development, marketing and direct sales efforts on maintaining and extending long-term customer relationships with cable system operators, telecommunications companies and television broadcasters across the world. We have formed important relationships with customers that have grown from advertisement and other short-form video insertion to video on demand systems and other interactive television services, storage systems and streaming systems. We believe that the fundamental shift from broadcast to on demand applications and the growing emphasis on interactive technologies will continue to present opportunities for us to develop, market and support solutions to our existing customers as well as to new additional markets.

- *Offer Integrated Solutions*. Our customers operate complex networks that require the delivery and management of video programming across multiple channels and target zones. We believe that our integrated solutions can provide advantages in cost and implementation for digital video applications while interoperating with existing and emerging third-party equipment and software. To continue to address these needs, we intend to provide and further develop, internally and with our partners, integrated applications and support services for our customers. We believe that providing complete integrated solutions has been a significant factor in our success in the advertising and video on demand markets to date.

- *Establish and Maintain Technological Leadership.* We believe our competitive position is dependent in large part on the features and performance of our systems. As a result, we focus our research and development efforts on introducing systems with improved hardware and software capabilities. We have been granted patents and have patents pending for our various technologies. We have received several awards for technological excellence, including Emmy Awards for our patented MediaCluster ® technology and for our role in the growth of video on demand. As of January 31, 2010, 41% of our employees were focused on research and product development efforts.

- *Provide Superior Customer Service and Support.* Our products operate in customer environments where continuous operation is critical. As a result, we believe that providing a high level of service and support gives us a competitive advantage and is a differentiating factor in developing and maintaining key customer relationships. Our in-depth industry and application knowledge allows us to better understand the service needs of our customers. As of January 31, 2010, 37% of our employees were dedicated to customer service and support, including project design and implementation, maintenance, installation and training. Customers have access to service personnel via 24/7 telephone support. In addition, we believe that the acquisitions and investments that we have made in media services and in system integration and customization services have positioned us as an integral partner with our customers to ensure optimal performance of their systems.

Customers

We currently sell our products primarily to cable system operators, broadcast and telecommunications companies.

Our customer base is highly concentrated among a limited number of large customers, primarily due to the fact that the cable, movie, broadcast, and telecommunications industries in the United States are dominated by a limited number of large companies. A significant portion of our revenues across each of our segments in any given fiscal period have been derived from substantial orders placed by these large organizations. For the year ended January 31, 2010, Comcast and Virgin Media comprised 27% and 12%, respectively, of our total sales. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues in future periods. As a result of this customer concentration, our business, financial condition and results of operations could be materially adversely affected by the failure of anticipated orders to materialize and by deferrals or cancellations of orders as a result of changes in customer requirements or new product announcements or introductions. In addition, the concentration of customers may cause variations in revenue, expenses and operating results on a quarterly basis due to seasonality of orders or the timing and relative size of orders received and shipped during a fiscal quarter.

We do not believe that our backlog at any particular time is meaningful as an indicator of our future level of sales for any particular period. Because of the nature of our products and our use of standard components, substantially the entire backlog at the end of a quarter can be manufactured and shipped to the customer before the end of the following quarter. However, because of the requirements of particular customers these orders may not be shipped or, if shipped, the related revenues may not be recognized in the ensuing quarter. Therefore, there is no direct correlation between the backlog at the end of any quarter and our total sales for the following quarter or other periods.

Selling and Marketing

We sell and market our products in the United States primarily through a direct sales organization and internationally through direct sales and independent agents and distributors, complemented by a coordinated marketing effort of our product marketing personnel. Direct sales activities in the United States are conducted from our Massachusetts headquarters and through sales representatives deployed across the country. We also market certain of our products to systems integrators and value-added resellers.

In light of the complexity of our digital video products, we primarily employ a consultative direct sales process. Working closely with customers to understand and define their needs enables us to obtain better information regarding market requirements, enhance our expertise in our customers' industries, and more effectively and precisely convey to customers how our solutions address the customer's specific needs. In addition to the direct sales process, customer references and visits by potential customers to sites where our products are in place are often critical in the sales process.

We use several marketing programs focused on our targeted markets to support the sale and distribution of our products. We use exhibitions at a limited number of prominent industry trade shows and conferences and presentations at technology seminars to promote awareness of us and our products. We also publish articles in trade and technical journals and we produce promotional product literature.

Research and Product Development

Our management believes that our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion new integrated solutions and enhancements to our existing products that meet changing customer requirements in our current and new markets. We have made, and intend to continue to make, substantial investments in product and technological development. Our direct sales and marketing groups closely monitor changes in customer needs, changes in the marketplace and emerging industry standards, and are therefore better able to focus our research and development efforts to address these evolving industry requirements.

We believe that the experience of our product development personnel is an important factor in our success. We perform our research and product development activities at our headquarters and in offices in New Hampshire, Pennsylvania, California, the Netherlands, Philippines, and China.

Manufacturing

Our manufacturing operation is located at our facility in Acton, Massachusetts. This manufacturing operation consists primarily of component and subassembly procurement, systems integration and final assembly, testing and quality control of the complete systems. We rely on independent contractors to manufacture components and subassemblies to our specifications. Each of our products undergoes testing and quality inspection at the final assembly stage.

Competition

The markets in which we compete are characterized by intense competition, with a large number of suppliers providing different types of products to different segments of the markets. In new markets for our products, we compete principally based on price. In markets in which we have an established presence, we compete principally on the basis of the breadth of our products' features and benefits, including the flexibility, scalability, professional quality, ease of use, reliability and cost effectiveness of our products, and our reputation and the depth of our expertise, customer service and support. While we believe that we currently compete favorably overall with respect to these factors and that our ability to provide integrated solutions to manage, store and distribute digital video differentiates us from our competitors, in the future we may not be able to continue to compete successfully with respect to these factors. In the market for long-form video products including video on demand, we compete with various companies offering video server platforms such as Concurrent Computer Corp., Arris Group Inc. (through its 2007 acquisition of C-Cor Corporation), Cisco Systems, Inc. (through its 2006 acquisition of Arroyo Video Solutions, Inc.), Motorola, Inc. (through its 2006 acquisition of Broadbus Technologies, Inc.) and Ericsson (through its 2007 acquisition of Tandberg Television). In the television broadcast market, we compete against Thomson, Omneon Video Networks, Sony Corporation and Harris Incorporated. In the digital advertisement insertion market, we generally compete with Ericsson and Arris Group Inc. We expect the competition in each of these markets to intensify in the future as existing and new competitors with significant market presence and financial resources, including computer hardware and software companies and television equipment manufacturers, enter these rapidly evolving markets.

Many of our current and prospective competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products. Moreover, these companies may introduce additional products that are competitive with ours or enter into strategic relationships to offer complete solutions, and in the future our products may not be able to compete effectively with these products.

Proprietary Rights

Our success and our ability to compete are dependent, in part, upon our proprietary rights. We have been granted sixteen U.S. patents and have filed foreign patent applications related thereto for various technologies developed and used in our products. In addition, we rely on a combination of contractual rights, trademark laws, trade secrets and copyright laws to establish and protect our proprietary rights in our products. It is possible that in the future not all of these patent applications will be issued or that, if issued, the validity of these patents would not be upheld. It is also possible that the steps taken by us to protect our intellectual property will be inadequate to prevent misappropriation of our technology or that our competitors will independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries in which our products are or may be distributed do not protect our proprietary rights to the same extent as do the laws of the United States. We have been involved in significant intellectual property litigation, and we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others' intellectual property.

Employees

As of January 31, 2010, we employed 1,223 persons, including 502 in research and development, 458 in customer service and support, 93 in selling and marketing, 31 in manufacturing and 139 in general and administration functions. We believe that our relations with our employees are good. None of our employees are represented by a collective bargaining agreement.

Geographic Information

Geographic information is included in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements.

Available Information

SeaChange is subject to the informational requirements pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). SeaChange files periodic reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Financial and other information about SeaChange, including SeaChange's Code of Ethics and Business Conduct and charters for SeaChange's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, is available on our website (*www.schange.com*). We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our web site is not incorporated by reference into this document and should not be considered a part of this Annual Report. Our web site address is included in this document as an inactive textual reference only.

ITEM 1A. Risk Factors

Any statements contained in this Form 10-K that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and are identified by words such as "may," "will," "could," "should," "expect," "plan," "intend," "seek," "anticipate," "believe," "estimate," "potential," or "continue" or other comparable terms or the negative of those terms. Forward-looking statements in this Form 10-K include certain statements regarding the effect of certain accounting standards on our financial position and results of operations, the effect of certain legal claims against us, projected changes in our revenues, earnings and expenses, exchange rate sensitivity, interest rate sensitivity, liquidity, product introductions, industry changes and general market conditions. Our actual future results may differ significantly from those stated in any forward-looking statements. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. Factors that may cause such differences include, but are not limited to, the factors discussed below. Each of these factors, and others, are discussed from time to time in our filings with the SEC.

Our business is dependent on customers' continued spending on video systems and services, and reductions by customers in spending adversely affect our business.

Our performance is dependent on customers' continued spending for video systems and services. Spending for these systems and services is cyclical and can be curtailed or deferred on short notice. A variety of factors affect the amount of spending, and, therefore, our sales and profits, including:

- general economic conditions;
- customer specific financial or stock market conditions;
- availability and cost of capital;
- governmental regulation;
- demand for services;
- competition from other providers of video systems and services;
- acceptance of new video systems and services by our customers; and
- real or perceived trends or uncertainties in these factors.

Any reduction in spending by our customers would adversely affect our business. We continue to have limited visibility into the capital spending plans of our current and prospective customers. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our planned expense levels depend in part on our expectations of future revenue. Our planned expenses include significant investments, particularly within the research and development organization, which we believe are necessary to continue to provide innovative solutions to meet our current and prospective customers' needs. As a result, it is difficult to forecast revenue and operating results. If our revenue and operating results are below the expectations of our investors and market analysts, it could cause a decline in the price of our common stock.

Our future success is dependent on the continued development of the video-on-demand market and if video-on-demand does not continue to gain broad market acceptance, our business may not continue to grow.

An increasing portion of our revenue in the last year has come from sales and services related to our video-on-demand products. However, the video-on-demand market continues to develop as a commercial market, both within and outside North America, and may not gain broad market acceptance. The potential size of the video-on-demand market and the timing of its development are uncertain. The success of this market requires that broadband system operators continue to upgrade their cable networks to support digital two-way transmission service and successfully market video-on-demand and similar services to their cable television subscribers. Some cable system operators, particularly outside of North America, are still in the early stages of commercial deployment of video-on-demand service to major residential cable markets and, accordingly, to date our digital video systems have been commercially available only to a limited number of subscribers. Also, the telecommunications companies have also begun to adapt their networks to support digital two-way transmission and begun marketing video-on-demand services. If cable system operators and telecommunications companies fail to make the capital expenditures necessary to upgrade their networks or determine that broad deployment of video-on-demand services is not viable as a business proposition or if our digital video systems cannot support a substantial number of subscribers while maintaining a high level of performance, our revenues will not grow as we have planned.

Our business is impacted by worldwide economic cycles, which are difficult to predict.

The global economy and financial markets experienced disruption in 2009, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken historic actions intended to address extreme market conditions that include severely restricted credit. There may be a further deterioration in financial markets and confidence in major economies. We are unable to predict the likely duration and severity of the current disruptions in financial markets, credit availability, and adverse economic conditions throughout the world. These economic developments affect businesses such as ours and those of our customers and vendors in a number of ways that could result in unfavorable consequences to us. Further disruption and deterioration in economic conditions may reduce customer purchases of our products and services, thereby reducing our revenues and earnings. In addition, such adverse decline in economic conditions may, among other things, result in increased price competition for our products and services, increased risk in the collectability of our accounts receivable from our customers, increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable, and higher operating costs as a percentage of revenues. In 2009 and 2010, we have taken actions to address the effects of the economic crisis, including implementing cost control and reduction measures. It is possible that we may need to take further cost control and reduction measures. We cannot predict whether these measures will be sufficient to offset certain of the negative trends that might affect our business.

We have taken measures to address slowdowns in the market for our products and services, which could have long-term negative effects on our business or impact our ability to adequately address a rapid increase in customer demand.

We have taken measures to address slowdowns in the market for our products and services. These measures include shifting more of our operations to lower cost regions, outsourcing manufacturing processes, implementing cost reduction programs, reducing the number of our employees, and reducing planned capital expenditures and expense budgets. We cannot ensure that the measures we have taken will not impair our ability to effectively develop and market products and services, to remain competitive in the industries in which we compete, to operate effectively, to operate profitably during slowdowns or to effectively meet a rapid increase in customer demand. These measures may have long-term negative effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products and services, making it more difficult to hire and retain talented individuals and to quickly respond to customers or competitors in an upward cycle.

Because our customer base is highly concentrated among a limited number of large customers, the loss of or reduced demand of these customers could have a material adverse effect on our business, financial condition and results of operations.

Our customer base is highly concentrated among a limited number of large customers, and, therefore, a limited number of customers account for a significant percentage of our revenues in any year. We generally do not have written agreements that require customers to purchase fixed minimum quantities of our products. Our sales to specific customers tend to vary significantly from year to year depending upon these customers' budgets for capital expenditures and our new product introductions. We believe that a significant amount of our revenues will continue to be derived from a limited number of large customers in the future. The loss of, or reduced demand for products or related services from, any of our major customers could have a material adverse effect on our business, financial condition and results of operations.

In addition, the industry has experienced consolidation among our customers which may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers decline and their relative purchasing power increases in relation to suppliers. Any of these factors could adversely affect our business.

Cancellation or deferral of purchases of our products could cause our operating results to be below the expectations of the public market stock analysts who cover our stock, resulting in a decrease in the market price of our common stock.

We derive a substantial portion of our revenues from purchase orders that exceed $1.0 million in value. Therefore, any significant cancellation or deferral of purchases of our products could have a material adverse effect on our business, financial condition and results of operations in any particular quarter due to the resulting decrease in revenue and gross margin and our relatively fixed costs. In addition, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected because our operating costs and expenses are based, in part, on our expectations of future revenues, and we may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Because of these factors, in some future quarter our operating results may be below the expectations of public market analysts and investors which may adversely affect the market price of our common stock.

Timing of significant customer orders may cause our quarterly operating results to fluctuate, making period-to-period comparisons of our operating results less meaningful.

We have experienced significant variations in the revenue, expenses and operating results from quarter to quarter and these variations are likely to continue. We believe that fluctuations in the number and size of orders being placed from quarter to quarter are principally attributable to the buying patterns and budgeting cycles of broadband system operators, including telecommunications companies, and broadcast companies, the primary buyers of the digital video-on-demand, advertising and broadcast systems, respectively. We expect that there will continue to be fluctuations in the number and value of orders received. As a result, our results of operations have in the past and likely will, at least in the near future, fluctuate in accordance with this purchasing activity making period-to-period comparisons of our operating results less meaningful. In addition, because these factors are difficult for us to forecast, our business, financial condition and results of operations for one quarter or a series of quarters may be adversely affected and below the expectations of public market analysts and investors, resulting in a decrease in the market price of our common stock.

Due to the lengthy sales cycle involved in the sale of our products, our quarterly results may vary and should not be relied on as an indication of future performance.

Digital video-on-demand, advertising, movie and broadcast products are relatively complex and their purchase generally involve a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of these products typically requires coordination and agreement among a potential customer's corporate headquarters and its regional and local operations. For these and other reasons, the sales cycle associated with the purchase of our digital video-on-demand, advertising, movie and broadcast products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which we have little or no control. Based upon all of the foregoing, we believe that our quarterly revenues and operating results are likely to vary significantly in the future, that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons should not be relied upon as indications of future performance.

If there were a decline in demand or average selling prices for our products, including our Video-On-Demand Systems and Advertising Systems, our revenues and operating results would be materially affected.

We expect our VOD and advertising products to continue to account for a significant portion of our revenues. Accordingly, a decline in demand or average selling prices for these products, whether as a result of new product introductions by others, price competition, technological change, inability to enhance the products in a timely fashion, or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth and the related expansion in our operations effectively, our business may be harmed through a diminished ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees.

Our ability to successfully offer new products and services and implement our business plan in a rapidly evolving market requires effective planning and management. We are also continuing to transition towards greater reliance on our video-on-demand products and services for an increased portion of our total revenue. In light of the growing complexities in managing our expanding portfolio of products and services, our anticipated future operations will continue to strain our operational and administrative resources. To manage future growth effectively, we must continue to improve our operational controls and internal controls over financial reporting, and to integrate the businesses we have acquired and our new personnel and to manage our expanding international operations. A failure to manage our growth may harm our business through a decreased ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees upon which our business is dependent.

Because our business is susceptible to risks associated with international operations, we may not be able to maintain or increase international sales of our products, and we may not realize the full amount of the anticipated savings in connection with our continued trend towards the manufacture and assembly of our products outside of North America and EMEA.

Our international operations are expected to continue to account for a significant portion of our business in the future. However, in the future we may be unable to maintain or increase international sales of our products and services. Our international operations are subject to a variety of risks, including:

- difficulties in establishing and managing international distribution channels;
- difficulties in selling, servicing and supporting overseas products and in translating products into foreign languages;
- the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property;
- multiple and possibly overlapping tax structures;
- negative tax consequences such as withholding taxes and employer payroll taxes;
- changes in labor laws and regulations affecting our ability to hire and retain employees; and
- economic or political changes in international markets.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

To date, most of our revenues have been denominated in U.S. dollars, while a significant portion of our international expenses are incurred in the local currencies of countries in which we operate. Because a portion of our business is conducted outside the United States and the post-closing-payments to the former shareholders of eventIS Group B.V. are partially denominated in Euros, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase local currency operating costs.

Currency exchange rate fluctuations could reduce our overall profits.

With the exception of On Demand Group (and its wholly-owned subsidiaries), eventIS Group B.V. and SeaChange B.V. the United States dollar is the functional currency for our international subsidiaries; therefore, all foreign translation currency gains and losses are included in our Consolidated Statements of Operations. In preparing our consolidated financial statements, certain financial information is required to be translated from foreign currencies to the United States dollar using either the spot rate or the weighted-average exchange rate. If the United States dollar changes relative to applicable local currencies, there is a risk our reported sales, operating expenses, and net income could significantly fluctuate. We are not able to predict the degree of exchange rate fluctuations, nor can we estimate the effect any future fluctuations may have upon our future operations.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from third-party challenges.

Our success and ability to compete depends upon our ability to protect our proprietary technology that is incorporated into our products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have issued patents, we cannot assure that any additional patents will be issued or that the issued patents will not be invalidated. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. If competitors are able to use our technology, our ability to compete effectively could be harmed.

We have been and in the future could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant legal costs to defend our intellectual property rights.

The industry in which we operate is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion, have resulted in significant and often protracted litigation. We have from time to time received, and may in the future receive, communications from third parties asserting infringements on patent or other intellectual property rights covering our products or processes. We have been involved in significant intellectual property litigation, and we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement, as many of our commercial agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to our products. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. This possibility of multiple damages serves to increase the incentive for plaintiffs to bring such litigation. In addition, these lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention away from our operations.

Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, any potential intellectual property litigation also could force us to stop selling, incorporating or using the products that use the infringed intellectual property or obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although this license may not be available on reasonable terms, or at all, or redesign those products that use the infringed intellectual property. If we are forced to take any of the foregoing actions, our business may be seriously harmed.

If content providers, such as movie studios, limit the scope of content licensed for use in the digital video-on-demand market, our business, financial condition and results of operations could be negatively affected because the potential market for our products would be more limited than we currently believe and have communicated to the financial markets.

The success of the video-on-demand market is contingent on content providers, such as movie studios, permitting their content to be licensed for use in this market. Content providers may, due to concerns regarding either or both marketing and illegal duplication of the content, limit the extent to which they provide content to the video-on-demand market. A limitation of content for the video-on-demand market would indirectly limit the market for our video-on-demand system which is used in connection with that market.

If we are unable to successfully introduce new products or enhancements to existing products, our financial condition and operating results may be adversely affected by a decrease in sales of our products.

Because our business plan is based on technological development of new products and enhancements to our existing products, our future success is dependent on our successful introduction of these new products and enhancements. In the future we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these and other new products and enhancements, or find that our new products and enhancements do not adequately meet the requirements of the marketplace or achieve market acceptance. Announcements of currently planned or other new product offerings may cause customers to defer purchasing our existing products. Moreover, despite testing by us and by current and potential customers, errors or failures may be found in our products, and, even if discovered, may not be successfully corrected in a timely manner. These errors or failures could cause delays in product introductions and shipments, or require design modifications that could adversely affect our competitive position. Our inability to develop new products or enhancements on a timely basis or the failure of these new products or enhancements to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Because we purchase certain material components used in manufacturing our products from sole suppliers and we use a limited number of third party manufacturers to manufacture our products, our business, financial condition and results of operations could be materially adversely affected by a failure of these suppliers or manufacturers.

Certain key components of our products are currently purchased from a sole supplier, including computer chassis, switching gear, an interface controller video transmission board, encoder and decoder hardware, and operating system and applications software. We have in the past experienced quality control problems, where products did not meet specifications or were damaged in shipping, and delays in the receipt of these components. These problems were generally of short duration and did not have a material adverse effect on our business and results of operations. However, we may in the future experience similar types of problems which could be more severe or more prolonged. While we believe that there are alternative suppliers available for these components, we believe that the procurement of these components from alternative suppliers could take up to a year. In addition, these alternative components may not be functionally equivalent or may be unavailable on a timely basis or on similar terms. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

In addition, we rely on a limited number of third parties who manufacture certain components used in our products. While to date there has been suitable third party manufacturing capacity readily available at acceptable quality levels, in the future there may not be manufacturers that are able to meet our future volume or quality requirements at a price that is favorable to us. Any financial, operational, production or quality assurance difficulties experienced by these third party manufacturers that result in a reduction or interruption in supply to us could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to obtain necessary licenses or distribution rights for third-party technology at acceptable prices, or at all, our products could become obsolete or we may not be able to deliver certain product offerings.

We have incorporated third-party licensed technology into our current products and our product lines. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements or to provide specific solutions. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party licenses required in our current products or to obtain any new third-party licenses necessary to develop new products and product enhancements or provide specific solutions could require us to obtain substitute technology of lower quality or performance standards or at greater cost. Such inabilities could delay or prevent us from making these products or enhancements or providing specific solutions, which could seriously harm the competitiveness of our products.

If we are unable to successfully compete in our marketplace, our financial condition and operating results may be adversely affected.

We currently compete against both computer companies offering video server platforms and more traditional analog video playback systems. In the digital advertisement insertion market, we compete against suppliers of both analog tape-based and digital systems. In addition, a number of well-funded companies have been discussing broadband internet VOD services for home television viewing. If these products are developed, they may be more cost effective than our VOD solutions, which could result in cable system operators and telecommunications companies discontinuing purchases of our on-demand products.

Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including computer hardware and software companies and television equipment manufacturers, may enter those markets, thereby further intensifying competition. Increased competition could result in price reductions and loss of market share which would adversely affect our business, financial condition and results of operations. Many of our current and potential competitors have greater financial, selling and marketing, technical and other resources than we do. Moreover, our competitors may also foresee the course of market developments more accurately than we. Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining these advantages will require a continued high level of investment by us in research and product development, marketing and customer service and support. In the future we may not have sufficient resources to continue to make these investments or to make the technological advances necessary to compete successfully with our existing competitors or with new competitors.

If we are unable to compete effectively, our business, prospects, financial condition and operating results would be materially adversely affected because of the difference in our operating results from the assumptions on which our business model is based.

If we fail to respond to rapidly changing technologies related to digital video, our business, financial condition and results of operations would be materially adversely affected because the competitive advantage of our products relative to those of our competitors would decrease.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. Future technological advances in the television and video industries may result in the availability of new products or services that could compete with the solutions provided by us or reduce the cost of existing products or services, any of which could enable our existing or potential customers to fulfill their video needs better and more cost efficiently than with our products. Our future success will depend on our ability to enhance our existing digital video products, including the development of new applications for our technology, and to develop and introduce new products to meet and adapt to changing customer requirements and emerging technologies. In the future, we may not be successful in enhancing our digital video products or developing, manufacturing and marketing new products which satisfy customer needs or achieve market acceptance. In addition, there may be services, products or technologies developed by others that render our products or technologies uncompetitive, unmarketable or obsolete, or announcements of currently planned or other new product offerings either by us or our competitors that cause customers to defer or fail to purchase our existing solutions.

Our financial condition and results of operations could be materially adversely affected by the performance of the companies in which we have made and may in the future make equity investments.

We have made non-controlling equity investments in complementary companies, including On Demand Deutschland GmbH & Co. KG, Casa Systems, Inc., Minerva Networks, Inc. and InSite One, Inc., and we may in the future make additional investments in these and/or other companies. These investments may require additional capital and may not generate the expected rate of return that we believed possible at the time of making the investment. This may adversely affect our financial condition or results of operations. Also, investments in development-stage companies may generate other than temporary declines in fair value of our investment that would result in impairment charges.

We may not fully realize the benefits of our acquisitions of eventIS Group B.V or VividLogic, Inc., and these and future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

As part of our business strategy, we have acquired and may in the future seek to acquire or invest in new businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions, including our acquisitions of eventIS Group B.V. and VividLogic, Inc. could create risks for us, including:

- difficulties in assimilation of acquired personnel, operations, technologies or products which may affect our ability to develop new products and services and compete in our rapidly changing marketplace due to a resulting decrease in the quality of work and innovation of our employees upon which our business is dependent; and

- adverse effects on our existing business relationships with suppliers and customers, which may be of particular importance to our business because we sell our products to a limited number of large customers, we purchase certain components used in manufacturing our products from sole suppliers and we use a limited number of third party manufacturers to manufacture our product.

In addition, if we consummate acquisitions through an exchange of our securities, our existing stockholders could suffer significant dilution. Acquisitions, even if successfully completed, may not generate any additional revenue or provide any benefit to our business.

We may make future acquisitions or enter into joint ventures that are not successful, which could seriously harm our business.

Historically, we have acquired technology or businesses to supplement and expand our product offerings. In the future, we could acquire additional products, technologies or businesses, or enter into joint venture arrangements, for the purpose of complementing or expanding our business as occurred with VividLogic Inc. in fiscal 2011, eventIS Group B.V. in fiscal 2010, Mobix Interactive Ltd. in fiscal 2009 and On Demand Deutschland GMBH in fiscal 2007. Negotiation of potential acquisitions or joint ventures and our integration of acquired products, technologies or businesses could divert management's time and resources. Future acquisitions could cause us to issue equity securities that would dilute existing stockholders, incur contingent liabilities, amortize intangible assets, or write off in-process research and development and other acquisition-related expenses that could have a material adverse affect on our business, results of operations, cash flow and financial condition. We may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations, train, retain and motivate personnel from the acquired businesses, or combine potentially different corporate cultures. Failure to do so could deprive us of the intended benefits of those acquisitions. In addition, we may be required to write-off acquired research and development if further development of purchased technology becomes unfeasible, which may adversely affect our business, results of operations, cash flow and financial condition.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or other intangible assets may not be recoverable include declines in our stock price and market capitalization, or future cash flows projections. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on projections of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. We may be required to record a significant noncash charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined.

We may experience risks in our investments due to changes in the market, which could adversely affect the value or liquidity of our investments.

We maintain a portfolio of cash equivalents and short-term and long-term investments in a variety of securities which may include commercial paper, certificates of deposit, money market funds and government debt securities. These available-for-sale investments are subject to interest rate risk and may decline in value if market interest rates increase. These investments are subject to general credit, liquidity, market and interest rate risks. As a result, we may experience a reduction in value or loss of liquidity of our investments. In addition, should any investment cease paying or reduce the amount of interest paid to us, our interest income would suffer. These market risks associated with our investment portfolio may have a negative adverse effect on our results of operations, liquidity and financial condition.

The success of our business model could be influenced by changes in the regulatory environment, such as changes that either would limit capital expenditures by television, cable or telecommunications operators or reverse the trend towards deregulation in the industries in which we compete.

The telecommunications and television industries are subject to extensive regulation which may limit the growth of our business, both in the United States and other countries. The growth of our business internationally is dependent in part on deregulation of the telecommunications industry abroad similar to that which has occurred in the United States and the timing and magnitude of which is uncertain. Broadband system operators are subject to extensive government regulation by the Federal Communications Commission and other federal and state regulatory agencies. These regulations could have the effect of limiting capital expenditures by broadband system operators and thus could have a material adverse effect on our business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations, changes in the interpretation of existing regulations or a reversal of the trend toward deregulation in these industries could adversely affect our customers, and thereby materially adversely affect our business, financial condition and results of operations.

We may not be able to hire and retain highly skilled employees, particularly which could affect our ability to compete effectively because our business is technology-based.

Our success depends to a significant degree upon the continued contributions of our key personnel, many of whom would be difficult to replace. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, customer service, selling and marketing, finance, administrative and manufacturing personnel, as our business is technology-based. Because competition for these personnel is intense, we may not be able to attract and retain qualified personnel in the future. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly software engineers and sales personnel could have a material adverse effect on our business, financial condition and results of operations because our business is technology-based.

We may have additional tax liabilities.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made.

In addition, we are subject to sales, use and similar taxes in many countries, jurisdictions and provinces, including those states in the United States where we maintain a physical presence or have a substantial nexus. These taxing regimes are complex. For example, in the United States, each state and local taxing authority has its own interpretation of what constitutes a sufficient physical presence or nexus to require the collection and remittance of these taxes. Similarly, each state and local taxing authority has its own rules regarding the applicability of sales tax by customer or product type.

System errors, failures, or interruptions could cause delays in shipments, require design modifications or replacements which may have a negative impact on our business and damage our reputation and customer relationships.

System errors or failures may adversely affect our business, financial condition and results of operations. Despite our testing and testing by current and potential customers, not all errors or failures may be found in our products or, if discovered, successfully corrected in a timely manner. These errors or failures could cause delays in product introductions and shipments or require design modifications that could adversely affect our competitive position. Further, some errors may not be detected until the systems are deployed. In such a case, we may have to undertake major replacement programs to correct the problem. Our reputation may also suffer if our customers view our products as unreliable, whether based on actual or perceived errors or failures in our products.

Further, a defect, error or performance problem with our on-demand systems could cause our customers' VOD offerings to fail for a period of time or be degraded. Any such failure would cause customer service and public relations problems for our customers. As a result, any failure of our customers' systems caused by our technology, including the failure of third party technology incorporated therein or therewith, could result in delayed or lost revenue due to adverse customer reaction, negative publicity regarding us and our products and services and claims for substantial damages against us, regardless of our responsibility for such failure. Any claim could be expensive and require us to spend a significant amount of resources. In circumstances where third party technology incorporated with or in our systems includes a defect, error or performance problem or fails for any reason, we may have to replace such third party technology at our expense and be responsible to our customers for their corresponding claims. Such replacements or claims could be expensive and could require us to spend a significant amount of resources.

Our stock price may be volatile.

Historically, the market for technology stocks has been extremely volatile. Our common stock has experienced, and may continue to experience, substantial price volatility. The occurrence of any one or more of the factors noted above could cause the market price of our common stock to fluctuate. In addition, during 2008 and 2009 the stock market in general, and the NASDAQ Stock Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies.

Any weaknesses identified in our system of internal controls by us and our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls. In future periods, we may identify deficiencies, including as a result of the loss of the services of one or more of our key personnel, in our system of internal controls over financial reporting that may require remediation. There can be no assurances that any such future deficiencies identified may not be significant deficiencies or material weaknesses that would be required to be reported in future periods.

ITEM 1B. Unresolved Staff Comments

None

ITEM 2. Properties

Location	Lease/ Own	Principal Use	Segment	Square Feet
Acton, Massachusetts	Own	Corporate Headquarters, video software engineering and manufacturing	Software, Servers and Storage	120,000
Greenville, New Hampshire	Own	Video Storage engineering, logistics and services	Servers and Storage	24,000
Greenville, New Hampshire	Lease	Video Servers and broacast product engineering	Servers and Storage	13,000
Fort Washington, Pennsylvania	Lease	Software Development, digital video and interactive television	Software	14,000
London, United Kingdom	Own	ODG head corporate offices and video content processing services	Media Services	9,000

In addition, we also lease research and development and/or sales and support offices in Illinois, Nevada, California, France, Ireland, Singapore, Germany, Japan, India, Turkey, Philippines, UK, Russia, Mexico, the Netherlands, and China. We believe that existing facilities are adequate to meet our foreseeable requirements.

ITEM 3. Legal Proceedings

On July 31, 2009, Arris Corporation ("Arris") filed a contempt motion in the U.S. District Court for the District of Delaware against SeaChange International relating to U.S. Patent No 5,805,804 (the "804 patent"), a patent owned by Arris. In its motion, Arris is seeking further patent royalties and the enforcement of the permanent injunction entered by the Court on April 6, 2006 against certain SeaChange products. On August 3, 2009, SeaChange filed a complaint seeking a declaratory judgment from the Court that its products do not infringe the '804 patent and asserting certain equitable defenses. SeaChange also filed a motion to consolidate the Arris contempt motion with the declaratory judgment action and requested a status conference on SeaChange's declaratory judgment action. On August 25, 2009, Arris filed 1) an answer to SeaChange's complaint that included a counterclaim of patent infringement under the '804 patent; and 2) a motion to stay the declaratory judgment action until the resolution of the contempt motion. On January 13, 2010 the parties filed proposed scheduling orders for SeaChange's declaratory judgment action. The Court has not yet entered a schedule in either action.. SeaChange believes that Arris' contempt motion is without merit, and that SeaChange products do not infringe the remaining claims under the '804 patent.

SeaChange enters into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require SeaChange to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to SeaChange's products. From time to time, SeaChange also indemnifies customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of SeaChange's products and services or resulting from the acts or omissions of SeaChange, its employees, authorized agents or subcontractors. For example, SeaChange has received requests from several of its customers for indemnification of patent litigation claims asserted by Acacia Media Technologies, USA Video Technology Corporation, Multimedia Patent Trust, Microsoft Corporation and VTran Media Technologies. Management performed an analysis of these requests, evaluating whether any potential losses were probable and estimable.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

Our common stock (symbol, "SEAC") began trading on NASDAQ on November 5, 1996 and currently trades on the Nasdaq Global Select Market.

On March 25, 2010, the last reported sale price of our common stock on NASDAQ was $7.37 per share and there were approximately 132 holders of record of our common stock. We believe that the number of beneficial holders of our common stock exceeds 5,683.

The following table sets forth the quarterly high and low closing sales prices per share reported on NASDAQ for our last two fiscal years ended January 31, 2010 and 2009.

	Fiscal Year 2010		Fiscal Year 2009	
	High	Low	High	Low
Three Month Period Ended:				
First Quarter	$ 6.81	$ 4.32	$ 7.48	$ 5.50
Second Quarter	9.23	6.06	8.32	6.60
Third Quarter	9.85	6.77	9.70	6.46
Fourth Quarter	6.97	5.50	8.17	5.92

Dividend Policy

We have never declared or paid any cash dividends on our common stock, since inception, and do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings for use in operations and to finance the expansion of our business.

Equity Compensation Plan Information

The following table provides information about the common stock that may be issued upon the exercise of options, warrants and rights under all of SeaChange's existing equity compensation plans as of January 31, 2010, including the Amended and Restated 2005 Equity Compensation Incentive Plan, the Amended and Restated 1995 Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan and the Third Amended and Restated 1996 Employee Stock Purchase Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1) ...	3,934,973(2)	$ 15.41(4)	2,202,596(3)

(1) Consists of the Amended and Restated 2005 Equity Compensation Incentive Plan, the Amended and Restated 1995 Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan and the Third Amended and Restated 1996 Employee Stock Purchase Plan.

(2) Excludes the shares to be issued for the period ended May 31, 2009 under the Third Amended and Restated 1996 Employee Stock Purchase Plan, because the number of shares to be issued upon exercise of currently outstanding options there under cannot be determined, as it will be determined on May 31, 2010, the last day of the payment period, and will be for a maximum of 1,125 shares per eligible participant.

(3) As of January 31, 2010, 2,202,596 shares remained available for issuance under the Amended and Restated 2005 Equity Compensation Incentive Plan and no shares remained available for grant under the Third Amended and Restated 1996 Employee Stock Purchase Plan.

(4) Excludes the weighted average exercise price for shares to be issued under the Third Amended and Restated 1996 Employee Stock Purchase Plan, as amended, because the weighted average exercise price of currently outstanding options there under cannot be determined, as it will be equal to 85% of the lower of the average market price of the common stock on December 1, 2009 and May 28, 2010, the first and last business day of the applicable payment period.

Repurchase of our Equity Securities

On March 11, 2009, the Board of Directors authorized the repurchase of up to $20 million of SeaChange's common stock, par value $.01 per share, through a share repurchase program. As authorized by the program, shares were purchased in the open market or through privately negotiated transactions in a manner consistent with applicable securities laws and regulations, including pursuant to a Rule 10b5-1 plan maintained by the Company.

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (Or Units) (1)	Total Number of Shares (Or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (Or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2009 to November 30, 2009	-	$ -	-	$ 18,279,693
December 1, 2009 to December 31, 2009	175,000	5.99	175,000	17,231,687
January 1, 2010 to January 31, 2010	-	-	-	17,231,687
Total	175,000	$ 5.99	175,000	$ 17,231,687

The repurchase program terminated on January 31, 2010. During the three months ended January 31, 2010, the Company repurchased 175,000 shares at a cost of $1.0 million. During the year ended January 31, 2010, the Company repurchased 473,415 shares at a cost of $2.8 million. The Company did not repurchase any shares from its management or other insiders.

STOCK PERFORMANCE GRAPH

The following graph compares the change in the cumulative total stockholder return on SeaChange's common stock during the period from the close of trading on January 31, 2005 through January 31, 2010, with the cumulative total return on the Center for Research in Securities Prices ("CRSP") Index for the Nasdaq Stock Market (U.S. Companies) and a SIC Code Index based on SeaChange's SIC Code. The comparison assumes $100 was invested on January 31, 2005 in SeaChange's common stock at the $16.42 closing price on January 31, 2005 and in each of the foregoing indices and assumes reinvestment of dividends, if any.

The following graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of SeaChange under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. The stock price performance shown on the following graph is not necessarily indicative of future price performance. Information used on the graph was obtained from a third party provider, a source believed to be reliable, but SeaChange is not responsible for any errors or omissions in such information.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
January 2010
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2005
2006
2007
2008
2009
2010
SeaChange International Inc.
NASDAQ Composite-Total Returns
3663 -Radio & Tv Broadcasting & Communications Equipment

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

C. The Index level for all series was set to 100 on January 31, 2005.

ITEM 6. Selected Financial Data

The following consolidated selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The selected financial data for the years ended January 31, 2008, 2007 and 2006 have been recast to reflect the reclassification of foreign currency gain (loss) from operating expenses to other income (expense), net below operating income.

	Year ended January 31,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Products	$ 101,941	$ 117,372	$ 105,769	$ 95,000	$ 73,516
Services	99,724	84,464	74,124	66,334	52,748
Total revenues	201,665	201,836	179,893	161,334	126,264
Costs of revenues:					
Products	38,961	46,533	52,464	48,334	45,555
Services	59,451	52,007	46,465	37,189	28,315
Total cost of revenue	98,412	98,540	98,929	85,523	73,870
Gross profit	103,253	103,296	80,964	75,811	52,394
Operating expenses:					
Research and development	50,664	43,042	42,699	40,917	34,475
Selling and marketing	25,842	27,506	23,073	22,383	18,681
General and administrative	21,719	20,979	20,240	18,873	13,915
Amortization of intangibles	2,826	1,575	2,952	5,664	2,201
Total operating expenses	101,051	93,102	88,964	87,837	69,272
Income (loss) from operations	2,202	10,194	(8,000)	(12,026)	(16,878)
Interest income, net	607	2,050	1,927	1,355	2,038
Other (expense), net	(462)	(925)	(43)	(320)	(339)
Impairment on investment in affiliate	-	-	-	(150)	-
Gain on sale of investment in affiliate	-	-	10,031	-	-
Income (loss) before income taxes and equity income (loss) in earnings of affiliates	2,347	11,319	3,915	(11,141)	(15,179)
Income tax expense (benefit)	371	575	2,156	(1,632)	(2,941)
Equity (loss) income in earnings of affiliate, net of tax	(653)	(770)	1,143	1,272	39
Net income (loss)	$ 1,323	$ 9,974	$ 2,902	$ (8,237)	$ (12,199)
Earnings (loss) per share:					
Basic	$ 0.04	$ 0.32	$ 0.10	$ (0.29)	$ (0.43)
Diluted	$ 0.04	$ 0.32	$ 0.10	$ (0.29)	$ (0.43)
Consolidated Balance Sheet Data (as of January 31):					
Working capital	$ 60,887	$ 89,549	$ 88,344	$ 57,820	$ 45,759
Total assets	267,147	233,983	217,896	199,296	207,797
Deferred revenue	46,793	32,974	19,103	21,806	20,045
Long-term liabilities	15,808	3,745	3,391	1,121	1,353
Total liabilities	89,225	61,747	52,494	42,876	54,053
Total stockholders' equity	177,922	172,236	165,402	156,420	153,744

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with our consolidated financial statements, related notes and other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to a number of factors including risks discussed in Item 1A. "Risk Factors," and elsewhere in this Annual Report on Form 10-K. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We are a leading developer, manufacturer and marketer of digital video systems and services including, the aggregation, licensing, storage, management and distribution of video, television programming, and advertising content to cable system operators, telecommunications companies and broadcast television companies.

On November 19, 2008, On Demand Group ("ODG"), a subsidiary of SeaChange, acquired all the outstanding capital stock of Mobix Interactive Limited ("Mobix") a London, England based company that provides software and content services related to the deployment of mobile video services for wireless network operators. Under the terms of the Share Purchase Agreement, ODG paid the shareholders of Mobix $3.0 million in cash. On March 16, 2009, ODG paid $700,000 upon achieving one of the performance goals within the share purchase agreement. In addition, on September 16, 2009, the Company and the former shareholders of Mobix amended the original share purchase agreement to provide for the satisfaction of any future contingent consideration with a payment of $1.8 million.

On September 1, 2009, the Company completed its acquisition of eventIS Group B.V. ("eventIS"). eventIS, based in Eindhoven, the Netherlands, provides video on demand ("VOD") and linear broadcast software and related services to cable television and telecommunications companies primarily in Europe. The Company acquired eventIS to expand its VOD solutions into the European market. At the closing, the Company made a cash payment to the former shareholder of eventIS of $34.4 million plus $2.2 million based on an estimated working capital adjustment in accordance with the eventIS Share Purchase Agreement. In addition, in January 2010 the Company made a payment of $395,000 for final settlement of the working capital adjustment. On each of the first, second and third anniversaries of the closing date, the Company is obligated to make additional fixed payments of deferred purchase price under the eventIS Share Purchase Agreement (the "Deferred Fixed Purchase Price Payments"), each such payment to be in an aggregate amount of $2.8 million with $1.7 million payable in cash and $1.1 million payable by the issuance of restricted shares of SeaChange common stock, which will vest in equal installments over three years starting on the first anniversary of the date of issuance. Under the earnout provisions of the eventIS Share Purchase Agreement, if certain performance goals are met over each of the three periods ending January 31, 2013, the Company will be obligated to make additional cash payments to the former shareholder of eventIS. Acquisition-related costs recognized include legal, accounting, valuation and other professional services of $1.0 million for fiscal 2010. The transaction costs were expensed and recorded in general and administrative expenses in the Consolidated Statement of Operations.

On February 1, 2010, the Company completed its acquisition of VividLogic, Inc. ("VividLogic"). VividLogic, based in Fremont, California, provides in-home infrastructure software for high definition televisions, home gateways, and set-top boxes to cable television service providers, set-top box manufacturers and consumer electronics (CE) suppliers. The Company acquired VividLogic to expand its in home solutions. At the closing, the Company made a cash payment of $12.0 million, of which $1.2 million was deposited in escrow with respect to certain indemnification matters. In addition, VividLogic shareholders are entitled to $8.5 million in cash from working capital at the time of the closing. Of this amount $3.5 million was paid at closing. Of the balance, $1.5 million will be paid on May 1, 2010 and August 1, 2010 and $2 million will be paid on the one year anniversary of the closing. Fixed deferred cash payments of $1.0 million will be paid on each of February 1, 2011, 2012, and 2013. Under the earnout provisions of the purchase agreement, the Company will be obligated to make additional payments based upon the operating results of VividLogic over the three one-year periods following the closing. Acquisition-related costs recognized include legal, accounting, valuation and other professional services of $400,000 for fiscal 2010. The transaction costs were expensed and recorded in general and administrative expenses in the Consolidated Statement of Operations.

During the first quarter of fiscal 2011, the Company initiated actions to lower its cost structure as it strives to generate increased profitability for this fiscal year. The first quarter of fiscal 2011 will include pre-tax restructuring charges to its income statement totaling approximately $1.7 million related to the termination of approximately 47 employees.

Until the end of fiscal 2008, the Company was managed and operated as three segments, Broadcast, Broadband and Services. In its first quarter of fiscal 2009, the Company realigned its previously reported segments into three new reporting segments: Software, Servers and Storage, and Media Services as segments defined by the authoritative accounting guidance. The Company believes this reorganization better reflects the increasing importance and magnitude of its software products and services as well as the scale of its ODG subsidiary. A description of the three reporting segments is as follows:

- Software segment includes product revenues from the Company's Advertising, VOD, Middleware and Broadcast software, related services such as professional services, installation, training, project management, product maintenance, technical support and software development for those software products, and operating expenses relating to the Software segment such as research and development, selling and marketing and amortization of intangibles. The Software segment includes the results of eventIS from the date of the acquisition on September 1, 2009.

- Servers and Storage segment includes product revenues from VOD and Broadcast server product lines and related services such as professional services, installation, training, project management, product maintenance, and technical support for those products and operating expenses relating to the Servers and Storage segment, such as research and development and selling and marketing.

- Media Services segment includes the operations of ODG, and commencing in fiscal 2009 the operations of Mobix Interactive, activities which include content acquisition and preparation services for television and wireless service providers and related operating expenses.

Under this revised reporting structure, the Company determined there are significant functions, and therefore costs considered corporate expenses that are not allocated to the reportable segments for the purposes of assessing performance and making operating decisions. These unallocated costs include general and administrative expenses, other than general and administrative expenses related to Media Services, interest and other income, net, taxes and equity losses in affiliates, which are managed separately at the corporate level.

The segment data for the fiscal year ended January 31, 2008 has been recast to reflect the realignment of the new segments. Prior to fiscal 2009, services revenues, which included ODG revenues, were reported in the Services segment and the Company did not separately track these service revenues and costs by these new segments, except for ODG. Accordingly, management has made certain assumptions to determine the amount of service revenues and service costs attributed to the Software and Servers and Storage reporting segments for the fiscal year ended January 31, 2008. The basis of the assumptions for all such revenues, costs and expenses includes significant judgments and estimations. There are no inter-segment revenues for the periods. The Company does not separately track all assets by operating segments nor are the segments evaluated under this criterion.

We have experienced fluctuations in our product revenues from quarter to quarter due to the timing of the receipt of customer orders and the shipment of those orders. The factors that impact the timing of the receipt of customer orders include among other factors:

- the customer's receipt of authorized signatures on their purchase orders;

- the budgetary approvals within the customer's company for capital purchases; and

- the ability to process the purchase order within the customer's organization in a timely manner.

Factors that may impact the shipment of customer orders include:

- the availability of material to produce the product;
- the time required to produce and test the product before delivery; and
- the customer's required delivery date.

During these economic times, many customers may delay or reduce capital expenditures. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, excess and obsolete inventory, gross margin deterioration, slower adoption of new technologies, increased price competition and supplier difficulties. We believe that the recent global economic slowdown caused certain customers to reduce or delay capital spending plans in fiscal 2010 primarily in our Advertising and Broadcast products, and expect that these conditions could persist into fiscal 2011. In addition, we have experienced increased price-based competition from our competitors, which resulted in the reduction of the prices of some of our products, which reduced our revenues and adversely affected our gross margin.

The delay in the timing of receipt and shipment of any one customer order can result in significant fluctuations in our revenue reported on a quarterly basis.

Our operating results are significantly influenced by a number of factors, including the mix of products sold and services provided, pricing, costs of materials used in our products and the expansion of our operations during the fiscal year. We price our products and services based upon our costs and consideration of the prices of competitive products and services in the marketplace. The costs of our products primarily consist of the costs of components and subassemblies that have generally declined from product introduction to product maturity. As a result of the growth of our business, our operating expenses have historically increased in the areas of research and development, selling and marketing and administration. In the current state of the economy, we currently expect that customers may still have limited capital spending budgets as we believe they are dependent on advertising revenues to fund their capital equipment purchases. Accordingly, we expect our financial results to vary from quarter to quarter and our historical financial results are not necessarily indicative of future performance. In light of the higher proportion of our international business, we expect movements in foreign exchange rates to have a greater impact on our operating results and the equity section of our balance sheet in the future.

Our ability to continue to generate revenues within the markets that our products are sold and to generate cash from operations and net income is dependent on several factors which include:

- market acceptance of the products and services offered by our customers and increased subscriber usage and demand for these products and services;
- selection by our customers of our products and services versus the products and services being offered by our competitors;
- our ability to introduce new products to the market in a timely manner and to meet the demands of the market for new products and product enhancements;
- our ability to maintain gross margins from the sale of our products and services at a level that will provide us with cash to fund our operations given the pricing pressures within the market and the costs of materials to manufacture our products;
- our ability to control operating costs given the fluctuations that we have experienced with revenues from quarter to quarter; and
- our ability to successfully integrate businesses acquired by us, including eventIS, VividLogic, Inc and Mobix Interactive, Ltd.

Summary of Critical Accounting Policies; Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These items are regularly monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.

We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve significant judgments and estimates used in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires a judgment or accounting estimate to be made based on assumptions about matters that are highly uncertain, and if different estimates that could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also critical to understanding our consolidated financial statements. The notes to our consolidated financial statements contain additional information related to our accounting policies and should be read in conjunction with this discussion.

Principles of Consolidation. The Company consolidates the financial statements of its wholly-owned subsidiaries and all inter-company accounts are eliminated in consolidation. SeaChange also holds minority investments in the capital stock of certain private companies having product offerings or customer relationships that have strategic importance. The Company evaluates its equity and debt investments and other contractual relationships with affiliate companies in order to determine whether the guidelines regarding the consolidation of variable interest entities ("VIE") should be applied in the financial statements. Consolidation guidelines address consolidation by business enterprises of variable interest entities that possess certain characteristics. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary is required to consolidate the financial position and results of the VIE. The Company has concluded that it is not the primary beneficiary for any variable interest entities as of January 31, 2010.

The Company's investments in affiliates include investments accounted for under the cost method and the equity method of accounting. The investments that represent less than a 20% ownership interest of the common shares of the affiliate are carried at cost. Under the equity method of accounting, which generally applies to investments that represent 20% to 50% ownership of the common shares of the affiliate, SeaChange's proportionate ownership share of the earnings or losses of the affiliate are included in equity loss in earnings of affiliates in the consolidated statement of operations.

We periodically review indicators of the fair value of our investments in affiliates in order to assess whether available facts or circumstances, both internally and externally, may suggest an other than temporary decline in the value of the investment. The carrying value of an investment in an affiliate may be affected by the affiliate's ability to obtain adequate funding and execute its business plans, general market conditions, industry considerations specific to the affiliate's business, and other factors. The inability of an affiliate to obtain future funding or successfully execute its business plan could adversely affect our equity earnings of the affiliate in the periods affected by those events. Future adverse changes in market conditions or poor operating results of the affiliates could result in equity losses or an inability to recover the carrying value of the investments in affiliates that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. We record an impairment charge when we believe an investment has experienced a decline in value that is other-than-temporary.

Revenue Recognition and Allowance for Doubtful Accounts. The accounting related to revenue recognition is complex and affected by interpretations of the rules and an understanding of industry practices. As a result, revenue recognition accounting rules require us to make significant judgments. Revenues from sales of hardware, software and systems that do not require significant modification or customization of the underlying software are recognized when title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection of the related receivable is considered probable. Customers are billed for installation, training, project management and at least one year of product maintenance and technical support at the time of the product sale. Revenue from these activities are deferred at the time of the product sale and recognized ratably over the period these services are performed. Revenue from ongoing product maintenance and technical support agreements are recognized ratably over the period of the related agreements. Revenue from software development contracts that include significant modification or customization, including software product enhancements, is recognized based on the percentage of completion contract accounting method using labor efforts expended in relation to estimates of total labor efforts to complete the contract. For contracts, where some level of profit is assured but the Company is only able to estimate ranges of amounts of total contract revenue and total contract cost, the Company uses the lowest probable level of profits in accounting for the contract revenues and costs. Accounting for contract amendments and customer change orders are included in contract accounting when executed. Revenue from shipping and handling costs and other out-of-pocket expenses reimbursed by customers are included in revenues and cost of revenues. Our share of inter-company profits associated with sales and services provided to affiliated companies is eliminated in consolidation in proportion to our equity ownership.

Our transactions frequently involve the sales of hardware, software, systems and services in multiple element arrangements. Revenues under multiple element arrangements are recorded based on the residual method of accounting. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to the delivered elements. Where fair value of undelivered service elements has not been established, the total arrangement value is recognized over the period during which the services are performed. The amounts allocated to undelivered elements, which may include project management, training, installation, maintenance and technical support and hardware and software components, are based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to installation, training and project management revenue is based upon standard hourly billing rates and the estimated time required to complete the service. These services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products. For multiple element arrangements that include software development with significant modification or customization and systems sales where vendor-specific objective evidence of the fair value does not exist for the undelivered elements of the arrangement (other than maintenance and technical support), percentage of completion accounting is applied for revenue recognition purposes to the entire arrangement with the exception of maintenance and technical support.

We recognize revenue for product and services only in those situations where collection from the customer is probable. The Company performs ongoing credit evaluations of customers' financial condition but generally does not require collateral. For some international customers, the Company may require an irrevocable letter of credit to be issued by the customer before the purchase order is accepted. The Company monitors payments from customers and assesses any collection issues. The Company maintains allowances for specific doubtful accounts and other risk categories of accounts based on estimates of losses resulting from the inability of the Company's customers to make required payments and records these allowances as a charge to general and administrative expenses. The Company bases its allowances for doubtful accounts on historical collections and write-off experience, current trends, credit assessments, and other analysis of specific customer situations. While such credit losses have historically been within our expectations and the allowances established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to change, additional allowances may be required or established allowances may be considered unnecessary. Judgment is required in making these determinations and our failure to accurately estimate the losses for doubtful accounts and ensure that payments are received on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

Service revenue from content processing provided to our customers is recognized when services are provided, based on contracted rates. Upfront fees received for services are recognized ratably over the period earned, whichever is the longer of the contract term or the estimated customer relationship.

Any taxes assessed by a governmental authority related to revenue-producing transactions (e.g. sales or value-added taxes) are reported on a net basis and excluded from revenues.

Inventories and Reserves. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of components and subassemblies and finished products held for sale. All of SeaChange's hardware components are purchased from outside vendors. The value of inventories is reviewed quarterly to determine that the carrying value is stated at the lower of cost or net realizable value. SeaChange records charges to reduce inventory to its net realizable value when impairment is identified through the quarterly review process. The obsolescence evaluation is based upon assumptions and estimates about future demand and possible alternative uses and involves significant judgments. For the years ended January 31, 2010, 2009 and 2008, we recorded inventory write-downs of $600,000, $1.0 million, and $2.1 million, respectively.

Accounting for Business Combinations In our business combinations, we are required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, estimated contingent consideration payments and pre-acquisition contingencies. Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired company and are inherently uncertain. Examples of critical estimates in accounting for acquisitions include but are not limited to:

- the estimated fair value of the acquisition-related contingent consideration, which is calculated using a probability-weighted discounted cash flow model based upon the forecasted achievement of post acquisition bookings targets;
- the future expected cash flows from product sales, support agreements, consulting contracts, other customer contracts and acquired developed technologies and patents; and
- the relevant discount rates.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the bookings that are expected to be achieved, will be recognized in earnings in the period of the estimated fair value change. A change in fair value of the acquisition-related contingent consideration could have a material effect on the statement of operations and financial position in the period of the change in estimate.

Goodwill. In connection with acquisitions of operating entities, we recognize the excess of the purchase price over the fair value of the net assets acquired as goodwill. Goodwill is not amortized, but is evaluated for impairment, at the reporting unit level, annually in our third quarter as of August 1. Goodwill of a reporting unit also is tested for impairment on an interim basis in addition to the annual evaluation if an event occurs or circumstances change which would more likely than not reduce the fair value of a reporting unit below its carrying amount. Changes in operating performance, market conditions and other factors may adversely impact estimates of expected future cash flows. Any impairment indicated by this analysis would be measured as the amount by which the carrying value exceeds estimated fair value based on forecasted cash flows, discounted at a rate commensurate with the risks involved.

Goodwill is evaluated at the reporting unit level, which is equivalent to our business segments. We have three reporting segments, the Software segment, Servers and Storage segment and Media Services segment. The goodwill balance as of January 31, 2010 is as follows:

	Software	Servers & Storage	Media Services	Totals
		(in thousands)		
Goodwill	$ 35,536	$ 754	$ 19,586	$ 55,876

On August 1, 2009, we performed our annual impairment testing of goodwill for each of the reporting units with goodwill balances. We first calculated the fair value of each reporting unit using a discounted cash flow methodology. We then performed "Step 1" and compared the fair value of each reporting unit of accounting to its carrying value as of August 1, 2009.

The process of evaluating goodwill for impairment requires several judgments and assumptions to be made to determine the fair value of the reporting units, including the method used to determine fair value, discount rates, expected levels of cash flows, revenues and earnings, and the selection of comparable companies used to develop market based assumptions. Consistent with prior years, we employed a five year discounted cash flow methodology to arrive at the fair value of each reporting unit. In calculating the fair value, we derived the standalone projected five year cash flows for all three reporting units. This process starts with the projected cash flows of each of the three reporting units and then the cash flows are discounted. We use the discounted cash flow methodology as our principal technique as we believe that the discounted cash flows approach provides greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit.

We determined that based on our annual goodwill test, the reporting fair values of all three of our reporting units containing goodwill balances exceeded their carrying values. In aggregate, there was excess fair value over the carrying value of the net assets ranging from $53-$73 million. Below is a summary of the fair values ranges calculated by the company as of August 1, 2009:

	Premium Ranges over Carrying Value
Software	102%-138%
Servers and Storage	67%-102%
Media Services	15%

Key data points included in the market capitalization calculation were as follows:

- Shares outstanding as of August 1, 2009: 30.9 million; and
- Trailing 32 day average closing price as of August 1, 2009: $8.30 per share.

Accordingly, as no impairment indicator existed as of August 1, 2009, our annual impairment test date, and the implied fair value of goodwill exceeded the carrying value of any of our three reporting units, we determined that goodwill was not at risk of failing "Step 1" and was appropriately stated as of August 1, 2009.

To validate our conclusions and determine the reasonableness of our annual impairment test, we also performed the following:

- Reconciled our estimated enterprise value to market capitalization comparing the aggregate, calculated fair value of our reporting units to our market capitalization as of August 1, 2009, our annual impairment test date. As compared with the market capitalization value of $256 million as of August 1, 2009, the aggregate carrying values of our three reporting units was approximately $178 million;
- Prepared a "reporting unit" fair value calculation using discounted cash flows;
- Reviewed the historical operating performance of each reporting unit for the current fiscal year;
- Performed a sensitivity analysis on key assumptions such as weighted-average cost of capital and terminal growth rates; and
- Reviewed market participant assumptions.

The discounted cash flows used to estimate fair values were based on assumptions regarding each reporting unit's estimated projected future cash flows and estimated weighted-average cost of capital that a market participant would use in evaluating the reporting unit in a purchase transaction. We employed one weighted-average cost of capital rate for all our reporting units. The estimated weighted-average cost of capital was based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt to equity capital. In performing the annual impairment tests, we took steps to ensure appropriate and reasonable cash flow projections and assumptions were used. The average rate used to discount the estimated future cash flows for each of the reporting units was 18%.

Our projections for the next five years included increased revenue and operating expenses, in line with the expected revenue growth over the next five years based on current market and economic conditions and our historical knowledge of the reporting units. Historical growth rates served as only one input to the projected future growth used in the goodwill impairment analysis. These historical growth rates were adjusted based on other inputs from management regarding anticipated customer contracts. We projected growth for each reporting unit ranging from 8% to 17% annually for the Software and Servers and Storage segments, and from 11% to 26% annually for the Media Services segment. The higher projected growth for the Media Services segment is due to the recent contract wins by ODG and Mobix. We estimated the operating expenses based on a rate consistent with the current experience for each reporting unit and estimated revenue growth over the next five years. The failure of any of our reporting units to execute as forecasted over the next five years could have an adverse affect on our annual impairment test. Future adverse changes in market conditions or poor operating results of the reporting unit could result in losses or an inability to recover the carrying value of the investments in reporting units, thereby possibly requiring an impairment charge in the future. We record an impairment charge when we believe an investment has experienced a decline in value that is other-than-temporary.

We also monitor economic, legal and other factors as a whole and for each reporting unit between annual impairment tests to ensure that there are no indicators that make it more likely than not that there has been a decline in the fair value of the reporting unit below its carrying value. Specifically, we monitor industry trends, our market capitalization, recent and forecasted financial performance of our reporting units and the timing and nature of any restructuring activities. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for these assets in the future.

During the fourth quarter of fiscal 2010, the Company evaluated the impairment analysis and updated for the change in market capitalization as from August 1, 2009 to January 31, 2010. While no impairment charges resulted from the analyses performed during the fourth quarter of fiscal 2010, impairment charges may occur in the future due to changes in projected revenue growth rates, projected operating margins or estimated discount rates, among other factors. Historical or projected revenues or cash flows may not be indicative of actual future results. Due to uncertain market conditions, it is possible that future impairment reviews may indicate additional impairments of goodwill and/or other intangible assets, which could result in charges that could be material to our results of operations and financial position.

Long –Lived Assets. SeaChange also evaluates property and equipment, investments, intangible assets and other long-lived assets on a regular basis for the existence of facts or circumstances, both internal and external that may suggest an asset is not recoverable. If such circumstances exist, SeaChange evaluates the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and compares that value to the carrying value of the assets. SeaChange's cash flow estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time.

Intangible assets consist of customer contracts, completed technology, in-process research and development, non-competition agreements, patents and trademarks and are respectively assigned to the operating segments. The intangible assets are amortized to cost of sales and operating expenses, as appropriate, on a straight-line or accelerated basis in order to reflect the period that the assets will be consumed. In-process research and development assets as of the acquisition date were recorded as indefinite-lived intangible assets and will be subject to impairment testing at least annually. The useful life of the intangible asset recognized will be reconsidered if and when an in-process research and development project is completed or abandoned.

SeaChange develops software for resale in markets that are subject to rapid technological change, new product development and changing customer needs. The time period during which software development costs can be capitalized from the point of reaching technological feasibility until the time of general product rėlease is very short, and consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Software development costs relating to sales of software requiring significant modification or customization are charged to costs of product revenues.

Amortization expense of capitalized software is recorded over the period of economic consumption or the life of the agreement, whichever results in the higher expense, starting with the first shipment of the product to a customer. Amortization expense of capitalized software was $5,000 and $100,000 for the fiscal years ended January 31, 2010 and 2009, respectively.

Accounting for Income Taxes. As part of the process of preparing our financial statements, we are required to estimate our provision for income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We will record a valuation allowance if the likelihood of realization of the deferred tax assets in the future is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining our income tax provision, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We have established a valuation allowance against our United States deferred tax assets due to indications that they may not be fully realized. The amount of the deferred tax asset considered realizable is subject to change based on future events, including generating sufficient pre-tax income in future periods. In the event that actual results differ from these estimates, our provision for income taxes could be materially impacted. SeaChange does not provide for U.S. federal and state income taxes on the undistributed earnings of its non-U.S. subsidiaries that are considered indefinitely reinvested in the operations outside the U.S.

Authoritative guidance as it relates to income tax liabilities states that the minimum threshold a tax position is required to meet before being recognized in the financial statements is "more likely than not" (i.e., a likelihood of occurrence greater than fifty percent). The recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes reflect the most likely outcome. We adjust these reserves as well as the related interest and penalties, in light of changing facts and circumstances. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. The changes in estimate could have a material impact on our financial position and operating results. In addition, settlement of any particular position could have a material and adverse effect on our cash flows and financial position.

Share-based Compensation. We account for all employee and non-employee director stock-based compensation awards using the authoritative guidance regarding share based payments. We have continued to use the Black-Scholes pricing model as the most appropriate method for determining the estimated fair value of all applicable awards. Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management estimated the volatility based on the historical volatility of our stock. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if circumstances change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. The estimated fair value of SeaChange's stock-based options and performance-based restricted stock units, less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the restricted stock units and Employee Stock Purchase Plan stock units are amortized on a straight line basis.

Restructuring. During the first quarter of fiscal 2011, the Company completed a restructuring and will record restructuring charges primarily related to employee severance. Restructuring charges represent our best estimate of the associated liability at the date the charges are recognized. Adjustments for changes in assumptions are recorded as a component of operating expenses in the period they become known. Differences between actual and expected charges and changes in assumptions could have a material effect on our restructuring accrual as well as our consolidated results of operations.

Foreign Currency Translation. For subsidiaries where the U.S. dollar is designated as the functional currency of the entity, we translate that entity's monetary assets and liabilities denominated in local currencies into U.S. dollars (the functional and reporting currency) at current exchange rates, as of each balance sheet date. Non-monetary assets (e.g., inventories, property, plant, and equipment and intangible assets) and related income statement accounts (e.g., cost of sales, depreciation, amortization of intangible assets) are translated at historical exchange rates between the functional currency (the U.S. dollar) and the local currency. Revenue and other expense items are translated using average exchange rates during the fiscal period. Translation adjustments and transaction gains and losses on foreign currency transactions, and any unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

For subsidiaries where the local currency is designated as the functional currency, we translate the subsidiaries' assets and liabilities into U.S. dollars (the reporting currency) at current exchange rates as of each balance sheet date. Revenue and expense items are translated using average exchange rates during the period. Cumulative translation adjustments are presented as a separate component of stockholders' equity. Exchange gains and losses on foreign currency transactions and unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

The aggregate foreign exchange transaction losses included as other expense, net on the Consolidated Statement of Operations were $572,000, $951,000 and $43,000 for the years ended January 31, 2010, 2009 and 2008, respectively.

Non GAAP Measures As part of our ongoing review of financial information related to our business, we regularly use non-GAAP measures, in particular adjusted non-GAAP earnings per share, as we believe they provide a meaningful insight into our business and trends. We also believe that these adjusted non-GAAP measures provide readers of our financial statements with useful information and insight with respect to the results of our business. However, the presentation of adjusted non-GAAP information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Below are tables for 2010, 2009 and 2008 which detail and reconcile GAAP and adjusted non-GAAP earnings per share:

	Twelve months Ended January 31, 2010			Twelve months Ended January 31, 2009			Twelve months Ended January 31, 2008		
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
Revenues	$ 201,665	$ 1,807	$ 203,472	$ 201,836	$ -	$ 201,836	$ 179,893	$ -	$ 179,893
Operating expenses:	101,051		101,051	93,102	-	93,102	88,964	-	88,964
Stock-based compensation	-	3,105	3,105	-	3,954	3,954	-	3,978	3,978
Amortization of intangible assets - eventIS	-	978	978	-	-	-	-	-	-
Amortization of intangible assets - other	-	2,487	2,487	-	2,025	2,025	-	4,205	4,205
Acquisition related costs	-	1,413	1,413	-	-	-	-	-	-
Restructuring								6,000	6,000
	101,051	7,983	109,034	93,102	5,979	87,123	88,964	14,183	103,147
Income from operations	2,202	9,790	11,992	10,194	5,979	16,173	(8,000)	14,183	6,183
Income tax impact expense (benefit)	371	3,106	3,477	575	2,073	2,648	2,156	4,895	7,051
Net income	$ 1,323	$ 6,684	$ 8,007	$ 9,974	$ 3,906	$ 13,880	$ 2,902	$ 9,288	$ 12,190
Diluted income per share	$ 0.04	$ 0.21	$ 0.25	$ 0.32	$ 0.12	$ 0.44	$ 0.10	$ 0.31	$ 0.41
Diluted weighted average common shares outstanding	31,433	31,433	31,433	31,192	31,192	31,192	30,000	30,000	30,000

In managing and reviewing our business performance, we exclude a number of items required by GAAP. Management believes that excluding these items mentioned below is useful in understanding trends and managing our operations. We believe it is useful for investors to understand the effects of these items on our total operating expenses.

Deferred software revenue: Business combination accounting rules require us to account for the fair value of customer contracts assumed in connection with our acquisitions. In connection with the acquisition of eventIS Group B.V. on September 1, 2009, the book value of our deferred software revenue was reduced by approximately $5.3 million in the adjustment to fair value. Because these customer contracts may take up to 18 months to complete, our GAAP revenues subsequent to this acquisition do not reflect the full amount of software revenues on assumed customer contracts that would have otherwise been recorded by eventIS Group B.V. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business because we have historically experienced high renewal rates on similar customer contracts, although we cannot be certain that customers will renew these contracts.

Stock-based compensation expenses: We have excluded the effect of stock-based compensation and stock-based payroll expenses from our non-GAAP operating expenses and net income measures. Although stock-based compensation is a key incentive offered to our employees, we continue to evaluate our business performance excluding stock-based compensation expenses. Stock-based compensation expenses will recur in future periods.

Amortization of intangible assets: We have excluded the effect of amortization of intangible assets from our non-GAAP operating expenses and net income measures. Amortization of intangibles is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions.

Acquisition related and other expenses: We incurred significant expenses in connection with our acquisitions of eventIS Group B.V. and VividLogic, Inc. and also incurred certain other operating expenses, which we generally would not have otherwise incurred in the periods presented as a part of our continuing operations. Acquisition related and other expenses consist of transaction costs, costs for transitional employees, other acquired employee related costs, and integration related professional services.

Restructuring: We incurred charges due to the restructuring of our business including severance charges and impairment charges related to capitalized software licenses, which we generally would not have otherwise incurred in the periods presented as part of our continuing operations.

Fiscal Year Ended January 31, 2010 Compared to the Fiscal Year Ended January 31, 2009

The following table sets forth summarized consolidated financial information for each of the two fiscal years ended January 31, 2010 and 2009.

	Year Ended January 31,	
	2010	2009
	(in thousands)	
Revenues:		
Products	$ 101,941	$ 117,372
Services	99,724	84,464
Total revenues	201,665	201,836
Costs and expenses:		
Cost of product revenues	38,961	46,533
Cost of service revenues	59,451	52,007
Research and development	50,664	43,042
Selling and marketing	25,842	27,506
General and administrative	21,719	20,979
Amortization of intangibles	2,826	1,575
Income from operations	2,202	10,194
Other income, net	145	1,125
Income before income taxes and equity income in earnings of affiliates	2,347	11,319
Income tax expense	371	575
Equity loss in earnings of affiliates, net of tax	(653)	(770)
Net income	$ 1,323	$ 9,974

Revenues

The following table summarizes information about the Company's reportable segments for each of the two fiscal years ended January 31, 2010 and 2009.

	Fiscal Year Ended January 31,		
	2010	2009	%
	(in thousands, except for percentage data)		
Software revenues:			
Products	$ 66,968	$ 78,397	-15%
Services	64,346	53,840	20%
Total Software revenues	$ 131,314	$ 132,237	-1%
Servers and Storage revenues:			
Products	$ 34,974	$ 38,975	-10%
Services	15,583	14,665	6%
Total Servers and Storage revenues	$ 50,557	$ 53,640	-6%
Media Services Revenue:			
Services	$ 19,794	$ 15,959	24%
Total consolidated revenue:			
Products	$ 101,942	$ 117,372	-13%
Services	99,723	84,464	18%
Total consolidated revenues	$ 201,665	$ 201,836	0%

Product Revenue. Product revenue decreased 13% to $101.9 million in the fiscal year ended January 31, 2010 from $117.4 million in the fiscal year ended January 31, 2009. Product revenues from the Software segment accounted for 66% and 67% of the total product revenues in the years ended January 31, 2010 and 2009, respectively. The Servers and Storage segment accounted for 34% and 33% of total product revenues in the fiscal years ended January 31, 2010 and 2009, respectively. The decrease in product revenues between years is primarily due to lower Advertising Insertion and Broadcast product revenues which was attributable to weaker advertising revenues for our customers resulting in reduced capital spending for these products.

Service Revenue. Service revenues increased 18% to $99.7 million in the fiscal year ended January 31, 2010 from $84.5 million in the fiscal year ended January 31, 2009. Service revenue for the Software segment accounted for 65% and 64% of the total services revenue in the fiscal years ended January 31, 2010 and 2009, respectively. Servers and Storage services revenue accounted for 16% and 17% of total services revenue in the fiscal year ended January 31, 2010 and 2009, respectively, while Media Services revenue accounted for 19% of total services revenue for the fiscal years ended January 31, 2010 and 2009. The increase in Services revenues was primarily in our Software segment and was due to increased VOD support maintenance and professional services and the inclusion of five months of eventIS for fiscal 2010, and is also due to higher contract revenues in our Media Services segment.

For the fiscal year ended January 31, 2010 and 2009, two customers each accounted for more than 10%, and collectively accounted for 39% and 43%, respectively, of our total revenues. Revenues from these customers were primarily in the Software and Servers and Storage segment. We believe that a significant amount of our revenues will continue to be derived from a limited number of customers.

International products and services revenues accounted for approximately 35% or $71.6 million and 36% or $72.7 million of total revenues in the fiscal years ended January 31, 2010 and 2009, respectively. We expect that international products and services revenues will remain a significant portion of our business in the future. A majority of our international sales are made in United States dollars (USD), and for the fiscal years 2010 and 2009, approximately 67% and 78%, of international revenues were transacted in USD.

Software Revenue. Revenues from our software segment decreased 1% to $131.3 million in the fiscal year ended January 31, 2010 from $132.2 million in the fiscal year ended January 31, 2009. The year over year decline in software product revenues was primarily due to significantly lower software licensing revenue from our Advertising Insertion products and our Broadcast software products due to the unfavorable advertising environment for our customers for those products as noted above. In addition, there were also two large nonrecurring orders during our fiscal 2009 for our VODlink and VOD hospitality software products. These decreases were partially offset by higher software licensing revenues of Axiom and higher VOD subscription revenue primarily from two large U.S customers. In addition we had higher shipments of our VOD AdPulse software products primarily to Virgin Media.

The 20% increase in service revenue for the Software segment was primarily due to higher VOD product maintenance revenues from a growing installed base of products, higher VOD software installation revenues and the inclusion of five months of eventIS for fiscal 2010.

Servers and Storage Revenue. Revenues from the Server and Storage segment decreased 6% to $50.6 million for the fiscal year ended January 31, 2010 from $53.6 for the fiscal year ended January 31, 2009. The decrease in servers and storage product revenues of 10% compared to the previous year was due primarily to lower order driven Broadcast server revenue partially offset by higher increased shipments of VOD servers primarily to two large U.S. service providers, a large customer in Latin America and several customers in China. The 6% year over year increase in services revenue in the Servers and Storage segment is due to increased installation revenue for VOD server products year over year.

Media Services Revenue. Revenues from Media Services increased 24% to $19.8 million in the year ended January 31, 2010 compared to the year ended January 31, 2009. The increase in revenue was due primarily to a full year's impact of revenue from customers in Greece and Turkey for which we began to recognize revenue late in fiscal year 2009 and the recent contract wins during fiscal year with customers in France, Dubai and Cyprus.

Product Gross Profit. Costs of product revenues consist primarily of the cost of purchased material components and subassemblies, labor and overhead relating to the final assembly and testing of complete systems and related expenses, and labor and overhead costs related to software development contracts. The gross profit percentage for products increased from 60% in the fiscal year ended January 31, 2009 to 62% in the fiscal year ended January 31, 2010. The year over year increase in product gross profit percentages between years was due mainly to higher margin VOD software products accounting for a greater portion of total product revenues combined with lower Broadcast server products revenues, which typically carry lower margins.

Services Gross Profit. Cost of services revenues consist primarily of labor, materials and overhead relating to the installation, training, product maintenance and technical support, software development, project management and costs associated with providing media services. The service gross profit percentage increased 2% year over year due primarily to the inclusion of eventIS for five months of fiscal 2010.

Software Gross Profit. Software segment gross margin was 61% and 58% in the years ended January 31, 2010 and 2009, respectively. The increase in product gross profit percentages between years is due mainly to a more favorable product mix of higher margin VOD software products and higher Software services maintenance revenue year over year with comparable headcount-related costs.

Servers and Storage Gross Profit. Servers and Storage segment gross margin of 40% in the year ended January 31, 2010 was six points lower than in the year ended January 31, 2009 due to increased shipments of lower margin VOD servers due to lower product pricing for a large U.S. customer and lower service margins as a result of higher VOD server headcount-related costs to service the larger installed base of products.

Media Services Gross Profit. Media Services segment gross margin of 17% in the year ended January 31, 2010 was two points higher than in the year ended January 31, 2009 due principally to absorbing all content processing in-house that was previously provided by a third party. This occurred during our second and third quarters of fiscal 2010 and we expect to receive the full year's benefits in fiscal 2011.

Research and Development. Research and development expenses consist primarily of the compensation of development personnel, depreciation of development and test equipment and an allocation of related facilities expenses. Research and development expenses were 25% and 21% of total revenues for fiscal year ended January 31, 2010 and 2009, respectively, and increased $7.6 million year over year. The increase year over year is primarily due to increased headcount costs related to the VOD and TV Navigator product lines, increased facilities-related expenses and five months of eventIS for fiscal 2010. We expect that total research and development expenses will increase in the fiscal year 2011 primarily due to a full year's impact of the recent acquisitions of eventIS and VividLogic

Selling and Marketing. Selling and marketing expenses consist primarily of compensation expenses, including sales commissions, travel expenses and certain promotional expenses. Selling and marketing expenses decreased 6% from $27.5 million or 14% of total revenues in the fiscal year ended January 31, 2009 to $25.8 million, or 13% of total revenues, in the fiscal year ended January 31, 2010. This decrease in total expenses is primarily due to lower compensation and benefits of $1.3 million, $800,000 of lower external commission and $300,000 in travel offset by the inclusion of five months of eventIS in fiscal 2010. We expect that in total selling and marketing expenses will increase in fiscal year 2011 as we will have a full year's impact of the recent acquisition of eventIS.

General and Administrative. General and administrative expenses consist primarily of the compensation of executive, finance, human resource and administrative personnel, legal and accounting services and an allocation of related facilities expenses. In the fiscal year ended January 31, 2010, general and administrative expenses of $21.7 million, or 11% of total revenues, increased 4% from $21.0 million, or 10% of total revenues, in the fiscal year ended January 31, 2009. General and administrative expenses increased primarily due to acquisition-related costs of $1.4 million and professional fees of $400,000 offset by lower compensation expense and benefits of $400,000 and bad debt expense of $700,000.

Amortization of Intangibles. Amortization expense consists of the amortization of acquired intangible assets which are operating expenses and not considered costs of revenues. Amortization of intangible assets increased from $1.6 million in the fiscal year ended January 31, 2009 to $2.8 million in the fiscal year ended January 31, 2010 which included a full years impact of amortization expense for our Mobix intangible assets which were acquired in November 2008, and five months of amortization expense of eventIS intangible assets which were acquired on September 1, 2009. Amortization is also based on the future economic value of the related intangible assets which is generally higher in the earlier years of the assets' lives. We expect amortization expense to increase as we include in fiscal 2011 the full year's impact of the recent eventIS and VividLogic acquisitions.

An additional $638,000 and $350,000 of amortization expense related to acquired technology was charged to cost of sales for the years ended January 31, 2010 and 2009, respectively.

Other income (expense). The table below provides detail regarding our other income (expense):

	Fiscal Year ended January 31,	
	2010	2009
	(in thousands)	
Interest income	$ 763	$ 2,107
Interest expense	(156)	(57)
Foreign exchange (loss)	(572)	(951)
Gain on sale of fixed assets	22	-
Gain on sale of marketable securities	88	26
	$ 145	$ 1,125

Interest Income. Interest income, net was $600,000 in the fiscal year ended January 31, 2010 and $2.1 million in the fiscal year ended January 31, 2009. The decrease in interest income is primarily due to the lower cash balance in fiscal 2010 compared to fiscal 2009 due to our recent acquisitions of eventIS and Mobix, the purchase of our London facility and lower prevailing interest rates earned on our marketable securities.

Foreign exchange (loss). The decrease in foreign exchange losses was a result of the change in rates between the USD and foreign currencies during fiscal 2010 compared to fiscal 2009. In light of the high proportion of our international businesses, we expect the risk of any adverse movements in foreign currency exchange rates could have an impact on our results within the Consolidated Statements of Operations.

Equity Loss in Earnings of Affiliates. Equity loss in earnings of affiliates was $653,000 in the fiscal year ended January 31, 2010 compared with $770,000 in equity loss in earnings of affiliates for fiscal year-ended January 31, 2009. The equity loss in earnings of affiliates consists of our 50% ownership share of On Demand Deutschland GmbH & Co. KG, our German joint venture, under the equity method of accounting.

Income Tax Provision. Our effective tax rate and income tax provision for fiscal 2010 was 16% and $371,000 compared to an effective tax rate of 5% and $600,000 for the fiscal year ended January 31, 2009. The difference between the underlying effective tax rate for the year ended January 31, 2010 and the federal statutory rate of 35% is primarily due to income tax expense on foreign source pre-tax income generated at our international subsidiaries which carry lower tax rates. In addition, the Company tax rate decreased in the U.S based on the benefit of releasing a portion of the valuation for the utilization of foreign tax credits and Federal research and development credits.

At January 31, 2010 and 2009, we provided a valuation allowance for the full amount of U.S. net deferred tax assets due to the uncertainty of realization of those assets. We will continue to assess the need for the valuation allowance at each balance sheet date based on all available evidence. If we determine that we can realize some portion or all of the net deferred tax assets, the valuation allowance would be reversed and a corresponding increase in net income would be recognized during the period.

Fiscal Year Ended January 31, 2009 Compared to the Fiscal Year Ended January 31, 2008

The following table sets forth summarized consolidated financial information for each of the two fiscal years ended January 31, 2009 and 2008.

	Year Ended January 31,	
	2009	2008
	(in thousands)	
Revenues:		
Products	$ 117,372	$ 105,769
Services	84,464	74,124
Total revenues	201,836	179,893
Costs and expenses:		
Cost of product revenues	46,533	52,464
Cost of service revenues	52,007	46,465
Research and development	43,042	42,699
Selling and marketing	27,506	23,073
General and administrative	20,979	20,240
Amortization of intangibles	1,575	2,952
Income (loss) from operations	10,194	(8,000)
Other income, net	1,125	1,884
Gain on sale of investment in affiliate	-	10,031
Income before income taxes and equity income in earnings of affiliates	11,319	3,915
Income tax expense	575	2,156
Equity (loss) income in earnings of affiliates, net of tax	(770)	1,143
Net income	$ 9,974	$ 2,902

Revenues

The following table summarizes information about the Company's reportable segments for each of the two fiscal years ended January 31, 2009 and 2008. Segment data for fiscal 2008 is presented on a basis consistent with the fiscal 2009 data and the changed reporting data segment structure.

	January 31,		
	2009	2008	%
	(in thousands, except for percentage data)		
Software revenues:			
Products	$ 78,397	$ 69,762	12%
Services	53,840	43,507	24%
Total Software revenues	$ 132,237	$ 113,269	17%
Servers and Storage revenues:			
Products	$ 38,975	$ 36,007	8%
Services	14,665	12,990	13%
Total Servers and Storage revenues	$ 53,640	$ 48,997	9%
Media Services Revenue:			
Services	$ 15,959	$ 17,627	-9%
Total consolidated revenue:			
Products	$ 117,372	$ 105,769	11%
Services	84,464	74,124	14%
Total consolidated revenues	$ 201,836	$ 179,893	12%

Product Revenue. Product revenue increased 11% to $117.4 million in the fiscal year ended January 31, 2009 from $105.8 million in the fiscal year ended January 31, 2008. Product revenues from the Software segment accounted for 67% and 66% of the total product revenues in the years ended January 31, 2009 and 2008, respectively. The Servers and Storage segment accounted for 33% and 34% of total product revenues in the fiscal years ended January 31, 2009 and 2008, respectively.

Service Revenue. Service revenues increased 14% to $84.5 million in the fiscal year ended January 31, 2009 from $74.1 million in the fiscal year ended January 31, 2008. Services revenue for the Software segment accounted for 64% and 59% of the total services revenue in the fiscal years ended January 31, 2009 and 2008, respectively. Servers and Storage services revenue accounted for 17% and 18% of total services revenue in the fiscal year ended January 31, 2009 and 2008, respectively, while Media Services revenue accounted for 19% and 23% of total services revenue for the fiscal years ended January 31, 2009 and 2008, respectively.

For the fiscal year ended January 31, 2009, two customers each accounted for more than 10% and collectively accounted for 43% of our total revenues and these same two customers each accounted for more than 10% and collectively accounted for 45% of our total revenues for the year ended January 31, 2008. Revenues from these customers were primarily in the Software and Servers and Storage segment.

International products and services revenues accounted for approximately 36% or $72.7 million and 38% or $ 68.4 million of total revenues in the fiscal years ended January 31, 2009 and 2008, respectively. A majority of our international sales are made in United States dollars (USD), and for the fiscal years 2009 and 2008, approximately 78% and 74%, of international revenues were transacted in USD.

Media Services has designated the Great Britain Pound (GBP) as its functional currency. For the fiscal years 2009 and 2008, approximately 76% and 85%, respectively of the Media Services revenues were sales in GBP and 24% and 11%, respectively were made in Euros. During the third and fourth quarter of fiscal 2009, Media Services' financial results were translated to USD for reporting purposes, and the depreciation of the GBP compared to the USD has impacted the amount of revenue recorded by our Media Services during fiscal 2009.

Software Revenue. Revenues from our software segment increased 17% to $132.2 million in the fiscal year ended January 31, 2009 from $113.3 million in the fiscal year ended January 31, 2008. The year over year growth was primarily due to increased software licensing revenue from shipments of Advertising Insertion, Axiom, VODlink, Media Client and our VOD hospitality software products which were partially offset by $7.9 million of lower software subscription revenues from Comcast. The 24% increase in service revenue for the Software segment was primarily due to higher Advertising and VOD product maintenance revenues from a growing installed base of products and installation revenue from the completion of several large projects during fiscal 2009.

Servers and Storage Revenue. Revenues from the Server and Storage segment increased 9% to $53.6 million for the fiscal year ended January 31, 2009 from $49.0 for the fiscal year ended January 31, 2008. The increase in product revenues of 8% compared to the previous year was due primarily to higher VOD server revenue from increased shipments of our new flash servers during our fourth quarter of fiscal 2009. The 13% year over year increase in services revenue in the Servers and Storage segment is due to increased installation revenue from VOD and broadcast servers products year over year.

Media Services Revenue. Revenues from Media Services decreased 9% to $16.0 million in the year ended January 31, 2009 compared to the year ended January 31, 2008. The decrease in revenue was due primarily to the impact of the weakening of GBP compared to the USD during fiscal 2009 compared to the previous year. Valued at a constant USD/GBP exchange rate, ODG increased revenue year over year by 5% with two additional customers in Europe.

Product Gross Profit. Costs of product revenues consist primarily of the cost of purchased material components and subassemblies, labor and overhead relating to the final assembly and testing of complete systems and related expenses, and labor and overhead costs related to software development contracts. The gross profit percentage for products increased from 50% in the fiscal year ended January 31, 2008 to 60% in the fiscal year ended January 31, 2009. The increase in product gross profit percentages between years were primarily due to higher sales volume-related margin from our Advertising Insertion, Axiom, VODlink and our VOD hospitality software products. In addition, the Company recorded a charge of $4.1 million in connection with asset impairments taken during fiscal 2008 which significantly lowered our fiscal 2008 product gross margin.

Services Gross Profit. Cost of services revenues consist primarily of labor, materials and overhead relating to the installation, training, product maintenance and technical support, software development, project management and costs associated with providing media services. Costs of services revenues increased from $46.5 million in the fiscal year ended January 31, 2008 to $52.0 million in the fiscal year ended January 31, 2009 while our service gross profit percentage was relatively flat year over year. The increase in the cost of service of $5.5 million was due to increased headcount-related costs to service our increased installed base of systems.

Software Gross Profit. Software segment gross margin was 58% and 51% in the years ended January 31, 2009 and 2008, respectively. The increase in product gross profit percentages between years is due mainly to a favorable product mix of higher margin Advertising Insertion and VOD software product revenue in the fiscal year ended January 31, 2009 compared to the fiscal year ended January 31, 2008, as well as the asset impairments taken in fiscal year 2008.

Servers and Storage Gross Profit. Servers and Storage segment gross margin of 46% in the years ended January 31, 2009 was six points higher than in the year ended January 31, 2008 because of increased shipment of higher margin VOD flash servers and lower manufacturing costs due to headcount and other cost reductions taken in fiscal year 2008.

Media Services Gross Profit. Media Services segment gross margin of 15% in the year ended January 31, 2009 was two points lower than in the year ended January 31, 2008 due principally to higher year over year higher headcount related expenses to support additional revenue.

Research and Development. Research and development expenses consist primarily of the compensation of development personnel, depreciation of development and test equipment and an allocation of related facilities expenses. Research and development expenses were 21% and 24% of total revenues for fiscal year ended January 31, 2009 and 2008, respectively, and increased $300,000 year over year. The increase is primarily due to higher software-related headcount and related expenses of $900,000 offset by lower contract labor of $500,000.

Selling and Marketing. Selling and marketing expenses consist primarily of compensation expenses, including sales commissions, travel expenses and certain promotional expenses. Selling and marketing expenses increased 19% from $23.1 million or 13% of total revenues in the fiscal year ended January 31, 2008 to $27.5 million, or 14% of total revenues, in the fiscal year ended January 31, 2009. This increase in total expenses is primarily due to $1.9 million in increased salaries and benefits attributable to the hiring of additional sales and marketing employees, increased commissions of approximately $1.7 million due to higher revenues and distributor commissions of $900,000 offset by lower trade show expenses.

General and Administrative. General and administrative expenses consist primarily of the compensation of executive, finance, human resource and administrative personnel, legal and accounting services and an allocation of related facilities expenses. In the fiscal year ended January 31, 2009, general and administrative expenses of $21.0 million, or 10% of total revenues, increased 4% from $20.2 million, or 11% of total revenues, in the fiscal year ended January 31, 2008. General and administrative expenses increased approximately $800,000 due to higher general and administrative expenses at ODG of $600,000 primarily due to higher headcount, higher bad debt expense of $400,000, offset by lower accounting fees.

Amortization of Intangibles. Amortization expense consists of the amortization of acquired intangible assets which are operating expenses and not considered costs of revenues. Amortization of intangible assets decreased from $3.0 million in the fiscal year ended January 31, 2008 to $1.6 million in the fiscal year ended January 31, 2009 due primarily to the sale of the Company's equity investment in FilmFlex and the related intangible assets in fiscal 2008.

An additional $350,000 and $490,000 of amortization expense related to acquired technology was charged to cost of sales for the years ended January 31, 2009 and 2008, respectively.

The table below provides detail regarding our other expense (income) :

	Fiscal Year ended January 31,	
	2009	2008
	(in thousands)	
Interest income	$ 2,107	$ 1,981
Interest expense	(57)	(54)
Foreign exchange (loss)	(951)	-
Gain on sale of marketable securities	26	-
	$ 1,125	$ 1,927

Interest Income, net. Interest income, net was $2.1 million in the fiscal year ended January 31, 2009 and $1.9 million in the fiscal year ended January 31, 2008. The increase in interest income is primarily due to the increase in average cash balance in fiscal 2009 compared to fiscal 2008.

Foreign exchange (loss). The increase in foreign exchange losses was a result of the increased strength of the USD against the foreign currencies held by our subsidiaries in the second half of fiscal 2009 compared to fiscal 2008.

Gain on Sale of Investment in Affiliate. The gain of $10 million was the result the sale of our equity investment in FilmFlex during the fourth quarter of fiscal 2008.

Equity Loss in Earnings of Affiliates. Equity loss in earnings of affiliates was $800,000 in the fiscal year ended January 31, 2009 compared with $1.1 million in income for fiscal year-ended January 31, 2008. The equity income (loss) in earnings of affiliates consists of our proportionate ownership share of the net income (loss) under the equity method of accounting. For fiscal year 2009, the losses consisted of our 50% ownership share in our German joint venture, On Demand Deutschland GmbH & Co. KG. For fiscal 2008 (until December 2007, when we sold FilmFlex), the equity income in earnings of affiliates consisted of our proportionate ownership share of the earnings of FilmFlex and the losses of On Demand Deutschland GmbH & Co. KG.

Income Tax Provision. Our effective tax rate and income tax provision for fiscal 2009 was 5% and $600,000 respectively compared to an effective tax rate of 55% and $2.2 million respectively for the fiscal year ended January 31,

2008. The decrease in the effective tax rate was due to the reduction of our valuation allowance from the utilization in fiscal 2009 of a $1.4 million foreign tax credit attributable to the taxable gain from the sale of our equity investment in FilmFlex during fiscal 2008. In addition, the fiscal 2009 tax rate was also reduced for the entitlement and claim of the benefit for a refundable research and development credit of $300,000 as a result of the tax stimulus package passed by the U.S. Congress in 2008. For the fiscal year 2008, the income tax provision was primarily attributable to the taxable gains recorded for ODG's transfer of assets to and the reimbursement of previously paid costs from On Demand Deutschland GmbH & Co. KG and taxable gain on the sale of our equity investment in FilmFlex.

At January 31, 2009 and 2008, we provided a valuation allowance for the full amount of net deferred tax assets due to the uncertainty of realization of those assets. We will continue to assess the need for the valuation allowance at each balance sheet date based on all available evidence. If we determine that we can realize some portion or all of the net deferred tax assets, the valuation allowance would be reversed and a corresponding increase in net income would be recognized during the period.

Liquidity and Capital Resources

Historically, we have financed our operations and capital expenditures primarily with the proceeds from sales of our common stock and cash flows generated from operations. During fiscal 2010, cash and marketable securities decreased by $35.8 million from $84.3 million at January 31, 2009 to $48.5 million at January 31, 2010, largely due to cash used for the acquisition of eventIS, and open market repurchases of our common stock, offset by cash provided by operations. Working capital decreased $28.6 million to $60.9 million at January 31, 2010 from $89.5 million at January 31, 2009. We believe that existing funds combined with available borrowings under our revolving line of credit and cash provided by future operating activities are adequate to satisfy our working capital, potential acquisitions, capital expenditure requirements and other contractual obligations for the foreseeable future, including at least the next 24 months.

Our operating activities provided net cash of $8.6 million. Cash provided by operating activities was the result of the net income of $1.3 million and non-cash charges of $14.8 million which were primarily from depreciation and amortization, stock-based based compensation, charges for inventory valuation and accounts receivable allowance. These amounts were offset by increases to inventory, accounts receivable, and prepaid expenses, and lower accounts payable and accrued expenses. The increase in accounts receivable was primarily related to the timing of product shipped in the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009. The decrease in accrued expenses was the result of lower performance-based compensation accruals.

Our investing activities used $33.0 million of cash primarily due to cash payments aggregating $35.0 million, net of cash acquired, for our September 1, 2009 acquisition of eventIS, an earnout payment to the former shareholders of Mobix, additional cash invested in unconsolidated entities, and $8.4 million of capital expenditures. These amounts were offset by $10.7 million of net sales and maturities of marketable securities during the fiscal year.

Our financing activities used $800,000 primarily due to the purchase of $2.8 million of the Company's stock under the share repurchase program which was partially offset by proceeds from the issuance of common stock for the exercise of employee stock options and the employee stock purchase plan of $1.8 million.

Debt Instruments and Related Covenants

The Company maintains a revolving line of credit with RBS Citizens (a subsidiary of the Royal Bank of Scotland Group plc) for $15.0 million which expires on October 31, 2010. Loans made under this revolving line of credit bear interest at a rate per annum equal to the bank's prime rate. Borrowings under this line of credit are collateralized by substantially all of our assets. The loan agreement requires SeaChange to comply with certain financial covenants. On August 31, 2009, these financial covenants were amended to reflect the acquisition of eventIS. As of January 31, 2010, we were in compliance with the financial covenants and there were no amounts outstanding under the revolving line of credit.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

The following table reflects our current and contingent contractual obligations to make potential future payments as of January 31, 2010 (in thousands):

	Total	Less than one year	One to three years	Three to five years
		(in thousands)		
Purchase obligations	$ 6,649	$ 6,429	$ -	$ -
Non-cancelable lease obligations	5,563	2,763	2,739	61
Contingent consideration	9,514	2,940	6,574	-
Foreign exchange contract	1,664	1,664	-	-
Total	$ 23,390	$ 13,796	$ 9,313	$ 61

The purchase obligations include open, non-cancelable purchase commitments from our suppliers.

The Company has excluded from the table above uncertain tax liabilities as defined by authoritative guidance due to the uncertainty of the amount and period of payment. As of January 31, 2010, the Company has gross unrecognized tax benefits of $7.6 million.

On February 27, 2007, ODG, a wholly-owned subsidiary of SeaChange, entered into an agreement with Tele-Munchen Fernseh GmbH & Co. Produktionsgesellschaft (TMG) to create a joint venture named On Demand Deutschland GmbH & Co. KG. The related Shareholder's Agreement requires ODG and TMG to provide cash contributions up to $4.2 million upon the request of the joint venture's management and approval by the shareholders of the joint venture. To date the Company has contributed $1.2 million as required per the shareholders agreement.

Under the share purchase agreement with the former shareholder of eventIS, on each of the first, second and third anniversaries of the closing date, the Company is obligated to make additional fixed payments of deferred purchase price, each such payment to be in an aggregate amount of $2.8 million with $1.7 million payable in cash and $1.1 million payable by the issuance of restricted shares of SeaChange common stock, which will vest in equal installments over three years starting on the first anniversary of the date of issuance. At the option of the former shareholder of eventIS, up to forty percent of this payment in Restricted Stock may be payable in cash. Under the earnout provisions of the share purchase agreement if certain performance goals are met over each of the three periods ending January 31, 2013, the Company will be obligated to make additional cash payments to the former shareholder of eventIS.

At the closing of the VividLogic acquisition, the Company made a cash payment to the former shareholders of VividLogic of $12.0 million In addition, the VividLogic shareholders are entitled to $8.5 million in cash from available working capital of which $3.5 was paid at the closing. Of the remaining $5.0 million of estimated working capital adjustment to be paid in cash, $1.5 million will be paid on each of May 1, 2010 and August 1, 2010 and $2 million will be paid on the February 1, 2011.On each of the first, second and third anniversaries of the closing date, the Company is also obligated to make additional fixed payments of deferred purchase price of $1.0 million in cash. In addition, the Company may also be obligated to make earnout payments if certain performance goals are met over each of the three periods ending February 1, 2011, February 1, 2012 and February 1, 2013.

We are occasionally required to post letters of credit, issued by a financial institution, to secure certain sales contracts. Letters of credit generally authorize the financial institution to make a payment to the beneficiary upon the satisfaction of a certain event or the failure to satisfy an obligation. The letters of credit are generally posted for one-year terms and are usually automatically renewed upon maturity until such time as we have satisfied the commitment secured by the letter of credit. We are obligated to reimburse the issuer only if the beneficiary collects on the letter of credit. We believe that it is unlikely we will be required to fund a claim under our outstanding letters of credit. As of January 31, 2010, the full amount of the letters of credit of $707,000 was supported by our credit facility.

Effects of Inflation

Our management believes that financial results have not been significantly impacted by inflation and price changes.

Impact of Recently Adopted Accounting Guidance

Business Combinations

In December 2007, the Financial Accounting Standards Board ("FASB") issued revised accounting guidance requiring the use of fair value, defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new guidance also changes the method of applying the acquisition method in a number of significant aspects. Any change in the fair value of the acquisition-related consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the estimate of the performance goals, will be recognized in earnings in the period the estimated fair value changes; acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The new guidance amends *Accounting for Income Taxes* such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this guidance would also apply the provisions of this new guidance. The new guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company on February 1, 2009. See our Note 6 to Consolidated Financial Statements for disclosures relating to the acquisition of eventIS Group B.V. on September 1, 2009 and VividLogic, Inc on February 1, 2010.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an authoritative update to *Fair Value Measurements and Disclosures.* This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in the authoritative update. The update will become effective upon issuance for subsequent interim and annual periods. The Company adopted this standard on October 31, 2009. The Company has determined that the update had no impact on its financial condition or results of operations.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new accounting guidance requiring additional disclosures about the fair value of financial instruments in interim as well as in annual financial statements. The Company adopted this standard on July 31, 2009.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new accounting guidance providing guidelines for making fair value measurements more consistent with the principles presented in the *Fair Value Measurements and Disclosures* guidance. This new accounting guidance provides additional guidelines in determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (i.e. financial and nonfinancial). The Company adopted this standard on April 30, 2009.

Recent Accounting Guidance Not Yet Effective

Determining which Entity has a Controlling Financial Interest in a Variable Interest Equity

In December 2009, the FASB amended authoritative guidance regarding the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The update will become effective for the first annual period starting after November 15, 2009. This guidance will be adopted by the Company on a prospective basis beginning February 1, 2010. The Company is currently assessing the impact this amendment may have on its results of operations and financial position.

Revenue Recognition for Arrangements with Multiple Deliverables

In September 2009, the Financial Accounting Standards Boards ("FASB") amended the guidance for revenue recognition in multiple-element arrangements. It has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product's essential functionality. The guidance now requires an entity to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated, and allocates revenue in an arrangement using estimated selling prices of deliverables for these products if a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price. The guidance also eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method for these products. The accounting changes summarized are effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently assessing the impact of these amendments on its accounting and reporting systems and processes; however, at this time the Company is unable to quantify the impact of their adoption on its financial statements or determine the timing and method of its adoption. The Company believes the impact of the new guidance on future multi-element arrangements may result in earlier recognition of revenue in future periods.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We face exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our foreign currency exchange exposure is primarily associated with product sales arrangements or settlement of intercompany payables and receivables among subsidiaries and its parent company, and/or investment/equity contingency considerations denominated in the local currency where the functional currency of the foreign subsidiary is the U.S. dollar.

Substantially all of our international product sales are payable in United States Dollars (USD) or in the case of our Media Services operations in the United Kingdom and eventIS in the Netherlands, payable in local currencies, providing a natural hedge for receipts and local payments. In light of the high proportion of our international businesses, we expect the risk of any adverse movements in foreign currency exchange rates could have an impact on our translated results within the Consolidated Statements of Operations. In addition, for the year ended January 31, 2010 the Company generated a foreign currency translation loss of $7.9 million which was recorded as accumulated other comprehensive gain increasing the Company's equity section of the balance sheet over the prior year.

The Company has entered into a forward foreign currency exchange contract to manage exposure related to liabilities denominated in Euros. SeaChange does not enter into derivative financial instruments for trading purposes. At January 31, 2010, we had one forward contract to buy Euros totaling €1.2 million that settles on September 1, 2010. While SeaChange does not anticipate that near-term changes in exchange rates will have a material impact on its operating results, financial position and liquidity, a sudden and significant change in the value of foreign currencies could harm the Company's operating results, financial position and liquidity.

The U.S. Dollar is the functional currency for a majority of our international subsidiaries. All foreign currency gains and losses are included in interest and other income, net, in the accompanying Consolidated Statements of Operations. In fiscal year 2010, the Company recorded approximately $572,000 in losses due to international subsidiary translations and cash settlements of revenues and expenses.

Interest Rate Risk

Exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio of marketable debt securities of various issuers, types and maturities and to SeaChange's borrowings under its bank line of credit facility. The Company does not use derivative instruments in its investment portfolio, and its investment portfolio only includes highly liquid instruments. Our cash and marketable securities include cash equivalents, which we consider to be investments purchased with original maturities of nine months or less. There is risk that losses could be incurred if the Company were to sell any of its securities prior to stated maturity. Given the short maturities and investment grade quality of the portfolio holdings at January 31, 2010, a sharp rise in interest rates should not have a material adverse impact on the fair value of our investment portfolio. Additionally, our long term marketable investments, which are carried at the lower of cost or market, have fixed interest rates, and therefore are subject to changes in fair value. At January 31, 2010, we had $2.1 million in short-term marketable securities and $8.7 million in long-term marketable securities.

ITEM 8. Financial Statements and Supplementary Data

See the consolidated financial statements fields as part of this Annual Report on Form 10-K as listed under Item 15 below.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

(A) Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures, as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 10-K. William C. Styslinger, III, our Chief Executive Officer, and Kevin M. Bisson, our Chief Financial Officer, participated in this evaluation. Based upon that evaluation, Messrs. Styslinger and Bisson concluded that our disclosure controls and procedures were effective as of the end of the period covered by the report.

(B) Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment, management concluded that, as of January 31, 2010, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of January 31, 2010 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included immediately below.

To the Board of Directors and Shareholders of SeaChange International, Inc.

We have audited SeaChange International, Inc. (a Delaware Corporation) and subsidiaries internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SeaChange International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on SeaChange International, Inc. and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SeaChange International, Inc. and subsidiaries' maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SeaChange International, Inc. and subsidiaries as of January 31, 2010 and 2009, and the related consolidated statement of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended January 31, 2010 and our report dated April 9, 2010 expressed an unqualified opinion.

/s/ Grant Thornton LLP

Boston, Massachusetts
April 9, 2010

(C) Changes in Internal Control over Financial Reporting

As a result of the evaluation completed by management, and in which Messrs. Styslinger and Bisson participated, we have concluded that there were no changes during the fiscal quarter ended January 31, 2010 in our internal control over financial reporting, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information concerning the directors of SeaChange is hereby incorporated by reference from the information contained under the heading "Election of Directors" in SeaChange's definitive proxy statement related to SeaChange's Annual Meeting of Stockholders to be held on or about July 15, 2010 which will be filed with the Commission within 120 days after the close of the fiscal year (the "Definitive Proxy Statement").

Certain information concerning directors and executive officers of SeaChange is hereby incorporated by reference to the information contained under the headings "Information Concerning Executive Officers", and "Section 16(a) Beneficial Ownership Reporting Compliance", "Availability of Corporate Governance Documents" and "Audit Committee" in our Definitive Proxy Statement.

ITEM 11. Executive Compensation

Information concerning executive compensation is hereby incorporated by reference to the information contained under the headings "Compensation Discussion and Analysis" and "Compensation of Directors" in the Definitive Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management is hereby incorporated by reference to the information contained under the headings "Securities Ownership of Certain Beneficial Owners and Management" and "Compensation Discussion and Analysis" in the Definitive Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related transactions is hereby incorporated by reference to the information contained under the heading "Certain Relationships and Related Transactions" and "Determination of Director Independence" in the Definitive Proxy Statement.

ITEM 14. Principal Accountant Fees and Services

Information concerning Principal accountant fees and services is hereby incorporated by reference to the information contained under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Definitive Proxy Statement.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a)(1) INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Registrant are filed as part of this Annual Report on Form 10-K:

(a)(2) INDEX TO FINANCIAL STATEMENT SCHEDULE

The following Financial Statement Schedule of the Registrant is filed as part of this report:

Schedules not listed above have been omitted because the information requested to be set forth therein is not applicable or is shown in the accompanying consolidated financial statements or notes thereto.

(a)(3) INDEX TO EXHIBITS

See attached Exhibit Index of this Annual Report on Form 10-K.

(b) EXHIBITS

The Company hereby files as part of this Form 10-K the Exhibits listed in Item 15 (a) (3) above. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

(c) FINANCIAL STATEMENT SCHEDULES

The Company hereby files as part of this Form 10-K the consolidated financial statements schedule listed in Item 15 (a) (2) above, which is attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, SeaChange International, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2010

SEACHANGE INTERNATIONAL, INC.

By: /s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
Chief Executive Officer,
Chairman of the Board and Director

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William C. Styslinger, III and Kevin M. Bisson, jointly and severally, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ WILLIAM C. STYSLINGER, III **William C. Styslinger, III**	Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	April 9, 2010
/s/ KEVIN M. BISSON **Kevin M. Bisson**	Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary (Principal Financial and Accounting Officer)	April 9, 2010
/s/ MARY PALERMO COTTON **Mary Palermo Cotton**	Director	April 9, 2010
/s/ THOMAS F. OLSON **Thomas F. Olson**	Director	April 9, 2010
/s/ CARLO SALVATORI **Carlo Salvatori**	Director	April 9, 2010
/s/ CARMINE VONA **Carmine Vona**	Director	April 9, 2010
/s/ REIJANE HUAI **ReiJane Huai**	Director	April 9, 2010

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Purchase Agreement relating to the sale and purchase of the whole issued and to be issued share capital of Mobix Interactive Capital, dated as of November 14, 2008, by and among On Demand Group Limited and the other parties set forth on the signature pages thereto (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K previously filed on November 25, 2008 with the Commission (File No. 000-21393) and incorporated herein by reference).
2.2	Agreement for the Entire Issued Share Capital of eventIS Group B.V. dated as of September 1, 2009 by and among Ventise Holding B.V., SeaChange B.V. and SeaChange International, Inc. (filed as Exhibit 2.1 to the Company's Quarterly Report on 10-Q previously filed on September 8, 2009 (File No. 000-21393) and incorporated herein by reference).
2.3	Agreement and Plan of Merger, dated as of January 6, 2010, by and among SeaChange International, Inc., Vividlogic, Inc., Vulcan Acquisition, Inc. and Shiva Patibanda in the limited capacity of Stockholder Representative (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K previously filed on January 8, 2010 with the Commission (File No. 000-21393) and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
3.2	Certificate of Amendment, filed May 25, 2000 with the Secretary of State in the State of Delaware, to the Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.1 to the Company's Quarterly Report on 10-Q previously filed on December 15, 2000 with the Commission (Filed No. 000-21393) and incorporated herein by reference).
3.3	Amended and Restated By-laws of the Company (filed as Exhibit 3.5 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.1	Specimen certificate representing the Common Stock (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.2	Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.3	Certificate of Amendment, filed May 25, 2000 with the Secretary of State in the State of Delaware, to the Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.2 to the Company's registration statement on Form S-3 previously filed on December 6, 2000 with the Commission (Filed No. 333-51386) and incorporated herein by reference).
10.1	Amended and Restated 2005 Equity Compensation and Incentive Plan (filed as Appendix A to the Company's Proxy Statement on Schedule 14A previously filed May 25, 2007 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.2	Form of Restricted Stock Unit Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed December 14, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).

Exhibit No.	Description

10.3 Form of Incentive Stock Option Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K previously filed on April 17, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.4 Form of Non-Qualified Stock Option Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K previously filed on April 17, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.5 Amended and Restated 1995 Stock Option Plan (filed as Annex B to the Company's Proxy Statement on Form 14a previously filed on May 31, 2001 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.6 Form of Incentive Stock Option Agreement pursuant to SeaChange's Amended and Restated 1995 Stock Option Plan (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 6, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.7 Form of Non-Qualified Stock Option Agreement pursuant to SeaChange's Amended and Restated 1995 Stock Option Plan (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on October 6, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.8 1996 Non-Employee Director Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).

10.9 Third Amended and Restated 1996 Employee Stock Purchase Plan of the Company (filed as Appendix A to the Company's Definitive Proxy Statement filed on Schedule 14A previously filed on May 30, 2008 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.10 Loan and Security Agreement, dated as of October 22, 2001, by and between Citizens Bank of Massachusetts and the Company (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q previously filed on December 13, 2001 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.11 Amendment No. 1, dated as of June 14, 2002, by and between the Company and Citizen's Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001, by and between the Company and Citizen's Bank of Massachusetts (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q previously filed on September 13, 2002 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.12 Amendment No. 2, dated as of April 21, 2003, between the Company and Citizen's Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001 by and between the Company and Citizen's Bank of Massachusetts (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K previously filed on May 1, 2003 with the Commission (File No. 000-21393) and incorporated herein by reference).

10.13 Amendment No. 3, dated as of December 1, 2003, between the Company and Citizens Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001 by and between the Company and Citizens Bank of Massachusetts (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on December 15, 2003 with the Commission (File No. 000-21393) and incorporated herein by reference).

Exhibit No.	Description
10.14	Amendment No. 8, dated as of April 14, 2006, between the Company and Citizens Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001, by and between the Company and Citizens Bank of Massachusetts (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K previously filed on April 17, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.15	Amendment No. 12, dated as of August 17, 2007, between the Company and Citizens Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001, by and between the Company and Citizens Bank of Massachusetts (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q previously filed on April 17, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.16	Amendment No. 14, dated as of October 31, 2008, between the Company and RBS Citizens, to that certain Loan and Security Agreement, dated as of October 22, 2001, by and between the Company and RBS Citizens (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q previously filed December 8, 2008 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.17	License Agreement dated May 30, 1996 between Summit Software Systems, Inc. and the Company (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
10.18	Amended and Restated Change-in-Control Severance Agreement, dated as of December 21, 2009, by and between the Company and Kevin Bisson (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed December 21, 2009 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.19	Amended and Restated Change-in-Control Severance Agreement, dated as of December 21, 2009, by and between SeaChange and Steven M. Davi (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K previously filed December 21, 2009 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.20	Amended and Restated Change-in-Control Severance Agreement, dated as of December 21, 2009, by and between the Company and Ira Goldfarb (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 21, 2009 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.21	Amended and Restated Change-in-Control Severance Agreement, dated as of December 21, 2009, by and between SeaChange and Yvette Kanouff (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K previously filed December 21, 2009 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.22	Amended and Restated Change-in-Control Severance Agreement, dated as of December 21, 2009, by and between the Company and Bruce Mann (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K previously filed December 21, 2009 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.23	Amended and Restated Change-in-Control Severance Agreement, dated as of December 21, 2009, by and between the Company and William C. Styslinger, III (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K previously filed December 21, 2009 with the Commission (File No. 000-21393) and incorporated herein by reference).

Exhibit No.	Description
10.24	Executive Services Agreement, dated as of September 23, 2005, by and between On Demand Management Limited and Anthony Kelly (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K previously filed September 29, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.25	Separation Agreement and General Release, dated as of March 10, 2010, by and between SeaChange International, Inc. and Ed Dunbar (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed on March 12, 2010 with the Commission (File No. 000-21393) and incorporated herein by reference).
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of Grant Thornton LLP.
24.1	Power of Attorney (included on signature page).
31.1*	Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Provided herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SeaChange International, Inc.

We have audited the accompanying consolidated balance sheets of SeaChange International, Inc. (a Delaware corporation) and subsidiaries (collectively the "Company") as of January 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended January 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15 (a) (2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SeaChange International, Inc. and subsidiaries as of January 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SeaChange International, Inc. and subsidiaries internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 9, 2010 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Boston, Massachusetts
April 9, 2010

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

	January 31, 2010	January 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 37,647	$ 62,458
Restricted cash	73	1,431
Marketable securities	2,114	9,447
Accounts receivable, net of allowance for doubtful accounts of $852 in 2010 and $853 in 2009, respectively	50,337	41,513
Unbilled receivables	3,941	4,595
Inventories, net	17,830	17,251
Prepaid expenses and other current assets	7,253	3,902
Deferred tax asset	2,474	217
Total current assets	121,669	140,814
Property and equipment, net	39,682	35,217
Marketable securities, long-term	8,688	12,415
Investments in affiliates	13,697	13,043
Intangible assets, net	26,264	4,621
Goodwill	55,876	27,422
Other assets	1,271	451
Total assets	$ 267,147	$ 233,983
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 10,371	$ 11,951
Other accrued expenses	11,174	10,974
Customer deposits	4,279	1,966
Deferred revenues	34,158	26,237
Deferred tax liabilities	800	137
Total current liabilities	60,782	51,265
Deferred revenue, long-term	12,635	6,737
Other liabilities, long-term	6,574	-
Distribution and losses in excess of investment	1,469	1,745
Deferred tax liabilities and taxes payable, long-term	7,765	2,000
Total liabilities	89,225	61,747
Commitments and contingencies (Note 10)		
Stockholders Equity:		
Convertible preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value;100,000,000 shares authorized; 32,563,063 and 31,822,838 shares issued; 31,216,267 and 30,949,457 respectively	326	318
Additional paid-in capital	211,504	206,411
Treasury stock, at cost 1,346,796 and 873,381 common shares , respectively	(8,757)	(5,989)
Accumulated deficit	(17,450)	(18,773)
Accumulated other comprehensive (loss) income	(7,701)	(9,731)
Total stockholders' equity	177,922	172,236
Total liabilities and stockholders' equity	$ 267,147	$ 233,983

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)

	Fiscal Year ended January 31,		
	2010	2009	2008
Revenues:			
Products	$ 101,941	$ 117,372	$ 105,769
Services	99,724	84,464	74,124
Total revenues	201,665	201,836	179,893
Cost of revenues:			
Products	38,961	46,533	52,464
Services	59,451	52,007	46,465
Total cost of revenues	98,412	98,540	98,929
Gross profit	103,253	103,296	80,964
Operating expenses:			
Research and development	50,664	43,042	42,699
Selling and marketing	25,842	27,506	23,073
General and administrative	21,719	20,979	20,240
Amortization of intangibles	2,826	1,575	2,952
Total operating expenses	101,051	93,102	88,964
Income (loss) from operations	2,202	10,194	(8,000)
Interest income	763	2,107	1,981
Interest expense	(156)	(57)	(54)
Other expense, net	(462)	(925)	(43)
Gain on sale of investment in affiliate	-	-	10,031
Income before income taxes and equity loss in earnings of affiliates	2,347	11,319	3,915
Income tax expense	371	575	2,156
Equity (loss) income in earnings of affiliates, net of tax	(653)	(770)	1,143
Net income	$ 1,323	$ 9,974	$ 2,902
Earnings per Share:			
Basic income per share	$ 0.04	$ 0.32	$ 0.10
Diluted income per share	$ 0.04	$ 0.32	$ 0.10
Weighted average common shares outstanding:			
Basic	30,860	30,724	29,634
Diluted	31,433	31,192	30,000

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

	Common Stock				Accumulated other comprehensive income(loss)		Treasury Stock			
	Number of shares	Par value	Additional paid-in capital	Accumulated Deficit	Cumulative translation adjustment	Unrealized gain/loss on investments	Number of shares	Amount	Total Stockholders' Equity	Comprehensive income (loss)
Balance January 31, 2007	29,384,887	$293	$ 184,976	$ (31,649)	$ 1,588	$ (13)	(39,784)	$ -	$ 155,195	
Issuance of common stock pursuant to exercise of stock options	189,623	2	1,120	-			-	-	1,122	
Issuance of common stock in connection with the employee stock purchase plan	245,535	3	1,554	-			-	-	1,557	
Issuance of common stock pursuant to vesting of restricted stock units	124,050	1	(1)	-			-	-	-	
Stock-based compensation expense	-	-	3,978	-			-	-	3,978	
Change in fair value on marketable securities, net of tax	-	-	-	-		449	-	-	449	$ 449
Translation adjustment	-	-	-	-	199		-	-	199	199
Net income	-	-	-	2,902			-	-	2,902	2,902
Comprehensive income										$ 3,550
Balance at January 31, 2008	29,944,095	299	191,627	(28,747)	1,787	436	(39,784)	-	165,402	
Issuance of common stock pursuant to exercise of stock options	223,006	4	1,176	-			-	-	1,180	
Issuance of common stock in connection with the employee stock purchase plan	236,707	3	1,560	-			-	-	1,563	
Issuance of common stock pursuant to vesting of restricted stock units	287,642	1	-	-			-	-	1	
Issuance of common stock pursuant to third earnout for ODG acquisition	1,131,388	11	8,094	-			-	-	8,105	
Stock-based compensation expense	-	-	3,954	-			-	-	3,954	
Purchase of treasury shares							(833,597)	(5,989)	(5,989)	
Change in fair value on marketable securities, net of tax	-	-	-	-		23	-	-	23	$ 23
Translation adjustment	-	-	-	-	(11,977)		-	-	(11,977)	(11,977)
Net income	-	-	-	9,974			-	-	9,974	9,974
Comprehensive loss										$ (1,980)
Balance at January 31, 2009	31,822,838	318	206,411	(18,773)	(10,190)	459	(873,381)	(5,989)	172,236	
Issuance of common stock pursuant to exercise of stock options	47,805	1	483	-	-		-	-	484	
Issuance of common stock in connection with the employee stock purchase plan	282,889	3	1,510	-	-	-	-	-	1,513	
Issuance of common stock pursuant to vesting of restricted stock units	409,531	4	(4)	-	-	-	-	-	-	
Stock-based compensation expense	-	-	3,104	-	-	-	-	-	3,104	
Purchase of treasury shares					-	-	(473,415)	(2,768)	(2,768)	
Change in fair value on marketable securities, net of tax	-	-	-	-	-	(262)	-	-	(262)	$ (262)
Translation adjustment	-	-	-	-	2,292	-	-	-	2,292	2,292
Net income	-	-	-	1,323	-	-	-	-	1,323	1,323
Comprehensive income										$ 3,353
Balance at January 31, 2010	32,563,063	$ 326	$ 211,504	$ (17,450)	$ (7,898)	$ 197	(1,346,796)	$ (8,757)	$ 177,922	

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Year ended January 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 1,323	$ 9,974	$ 2,902
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	7,995	7,216	7,892
Amortization of intangibles and capitalized software	3,461	2,025	4,205
Impairment of capitalized software	-	-	4,056
Inventory valuation charge	585	1,085	2,130
Provision for doubtful accounts receivable	75	761	486
Discounts earned and amortization of premiums on marketable securities	110	22	(14)
Equity loss (income) in earnings of affiliates	654	770	(1,143)
Gain on sale of investment in affiliate	-	-	(10,031)
Stock-based compensation expense	3,105	3,954	3,978
Deferred income taxes	(1,210)	(124)	(1,021)
Excess tax benefit related to share based compensation expense	(159)	-	-
Changes in operating assets and liabilities:			
Accounts receivable	(4,380)	(15,524)	54
Unbilled receivables	654	2,772	(1,805)
Inventories	(3,926)	(7,509)	2,981
Prepaid expenses and other assets	(3,657)	(1,508)	547
Accounts payable	(3,048)	2,672	(355)
Accrued expenses	(3,232)	331	4,568
Customer deposits	2,313	707	(757)
Deferred revenues	7,901	13,946	(2,705)
Other	35	92	104
Net cash provided by operating activities	8,599	21,662	16,072
Cash flows from investing activities:			
Purchases of property and equipment	(8,355)	(12,948)	(5,768)
Proceeds from sale of property and equipment	-	-	468
Purchases of marketable securities	(43,402)	(57,063)	(32,109)
Proceeds from sale and maturity of marketable securities	54,091	59,740	32,150
Acquisition of businesses and payment of contingent consideration, net of cash acquired	(35,019)	(3,204)	(154)
Investments in affiliates	(1,824)	(43)	-
Capital distribution from investment in affiliate	-	-	880
Proceeds from sale of investment in affiliate	-	-	18,187
(Deposit) release of restricted cash	1,512	(1,500)	-
Net cash (used in) provided by investing activities	(32,997)	(15,018)	13,654
Cash flows from financing activities:			
Purchase of treasury stock	(2,768)	(5,989)	-
Proceeds from issuance of common stock relating to the stock plans	1,838	2,743	2,679
Excess tax benefit related to share based compensation expense	159	-	-
Net cash (used in) provided by financing activities	(771)	(3,246)	2,679
Effect of exchange rates on cash	358	(4,299)	(225)
Net (decrease) increase in cash and cash equivalents	(24,811)	(901)	32,180
Cash and cash equivalents, beginning of period	62,458	63,359	31,179
Cash and cash equivalents, end of period	$ 37,647	$ 62,458	$ 63,359
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 554	$ 1,267	$ 709
Interest paid	41	38	43
Supplemental disclosure of non-cash activities:			
Transfer of items originally classified as inventories to equipment	2,841	3,488	1,589
Issuance of equity for ODG contingent consideration	-	8,105	-
Conversion of accounts receivable to equity related to investment in affiliate	-	332	-

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

SeaChange International, Inc. ("SeaChange" or "the Company"), headquartered in Acton, Massachusetts, is a leading developer, manufacturer and marketer of digital video systems and services including the aggregation, licensing, storage, management and distribution of video, television programming, and advertising content to cable system operators, telecommunications companies and broadcast television companies.

2. Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of the accompanying consolidated financial statements are as follows:

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, valuation of inventory and accounts receivable, valuation of investments and income taxes, stock-based compensation, goodwill, intangible assets and related amortization. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from management's estimates.

Principles of Consolidation

The Company consolidates the financial statements of its wholly-owned subsidiaries and all intercompany accounts are eliminated in consolidation. SeaChange also holds minority investments in the capital stock of certain private companies having product offerings or customer relationships that have strategic importance. The Company evaluates its equity and debt investments and other contractual relationships with affiliate companies in order to determine whether the guidelines regarding the consolidation of variable interest entities ("VIE") should be applied in the financial statements. Consolidation guidelines address consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary is required to consolidate the financial position and results of the VIE. The Company has concluded that it is not the primary beneficiary for any variable interest entities during the fiscal year ended January 31, 2010.

Equity Investments

The Company's investments in affiliates include investments accounted for under the cost method and the equity method of accounting. The investments that represent less than a 20% ownership interest of the common shares of the affiliate are carried at cost. Under the equity method of accounting, which generally applies to investments that represent 20% to 50% ownership of the common shares of the affiliate, SeaChange's proportionate ownership share of the earnings or losses of the affiliate are included in equity income in earnings of affiliates in equity income (loss) in earnings of affiliates in the consolidated statement of operations.

The Company periodically reviews indicators of the fair value of its investments in affiliates in order to assess whether available facts or circumstances, both internally and externally, may suggest an other than temporary decline in the value of the investment. The carrying value of an investment in an affiliate may be affected by the affiliate's ability to obtain adequate funding and execute its business plans, general market conditions, industry considerations specific to the affiliate's business, and other factors. The inability of an affiliate to obtain future funding or successfully execute its business plan could adversely affect the Company's equity earnings of the affiliate in the periods affected by those events. Future adverse changes in market conditions or poor operating results of the affiliates could result in equity losses or an inability to recover the carrying value of the investments in affiliates that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. The Company records an impairment charge when it believes an investment has experienced a decline in value that is other-than-temporary.

Revenue Recognition

Revenues from sales of hardware, software and systems that do not require significant modification or customization of the underlying software are recognized when title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection of the related receivable is considered probable. Customers are billed for installation, training, project management and at least one year of product maintenance and technical support at the time of the product sale. Revenue from these activities are deferred at the time of the product sale and recognized ratably over the period these services are performed. Revenue from ongoing product maintenance and technical support agreements are recognized ratably over the period of the related agreements. Revenue from software development contracts that include significant modification or customization, including software product enhancements, is recognized based on the percentage of completion contract accounting method using labor efforts expended in relation to estimates of total labor efforts to complete the contract. Accounting for contract amendments and customer change orders are included in contract accounting when executed. Revenue from shipping and handling costs and other out-of-pocket expenses reimbursed by customers are included in revenues and cost of revenues. SeaChange's share of intercompany profits associated with sales and services provided to affiliated companies are eliminated in consolidation in proportion to our equity ownership.

SeaChange's transactions frequently involve the sales of hardware, software, systems and services in multiple element arrangements. Revenues under multiple element arrangements are recorded based on the residual method of accounting. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to the delivered elements. Where fair value of undelivered service elements has not been established, the total arrangement value is recognized over the period during which the services are performed. The amounts allocated to undelivered elements, which may include project management, training, installation, maintenance and technical support and certain hardware and software components, are based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to installation, training and project management revenue is based upon standard hourly billing rates and the estimated time required to complete the service. These services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products. For multiple element arrangements that include software development with significant modification or customization and systems sales where vendor-specific objective evidence of the fair value does not exist for the undelivered elements of the arrangement (other than maintenance and technical support), percentage of completion accounting is applied for revenue recognition purposes to the entire arrangement with the exception of maintenance and technical support.

Service revenue from content processing provided to the Company's customers is recognized when services are provided, based on contracted rates. Upfront fees received for services are recognized ratably over the period earned, whichever is the longer of the contract term or the estimated customer relationship.

Any taxes assessed by a governmental authority related to revenue-producing transactions (e.g. sales or value-added taxes) are reported on a net basis and excluded from revenues.

Concentration of Credit Risk and Major Customers

Financial instruments which potentially expose SeaChange to concentrations of credit risk include cash equivalents, investments in treasury bills, certificates of deposits and commercial paper, trade accounts receivable, accounts payable and accrued liabilities. The Company restricts its cash equivalents and investments in marketable securities to repurchase agreements with major banks and U.S. government and corporate securities which are subject to minimal credit and market risk.

For trade accounts receivable, SeaChange evaluates customers' financial condition, requires advance payments from certain of its customers and maintains reserves for potential credit losses. The Company performs ongoing credit evaluations of customers' financial condition but generally does not require collateral. For some international customers, SeaChange requires an irrevocable letter of credit to be issued by the customer before the purchase order is accepted. The Company monitors payments from customers and assesses any collection issues. The Company maintains allowances for specific doubtful accounts and other risk categories of accounts based on estimates of losses resulting from the inability of the Company's customers to make required payments and records these allowances as a charge to general and administrative expenses. SeaChange bases its allowances for doubtful accounts on historical collections and write-off experience, current trends, credit assessments, and other analysis of specific customer situations. At January 31, 2010 and 2009, SeaChange had an allowance for doubtful accounts of $852,000 and $853,000, respectively, to provide for potential credit losses. At January 31, 2010, three separate customers accounted for 23%, 16%, and 11%, respectively, of SeaChange's gross accounts receivable balance. At January 31, 2009, two separate customers accounted for 27% and 14%, respectively, of SeaChange's gross accounts receivable balance.

Cash Equivalents and Marketable Securities

SeaChange accounts for investments in accordance with authoritative guidance that defines investment classifications. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. SeaChange's investment portfolio consists of money market funds, corporate debt investments, asset-backed securities, government-sponsored enterprises, and state and municipal obligations. All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. SeaChange's marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, reported in stockholders' equity as a component of accumulated other comprehensive income or loss. The amortization of premiums and accretions of discounts to maturity are computed under the effective interest method and are included in interest income. Interest on securities is recorded as earned and is also included in interest income. Any realized gains or losses would be shown in the accompanying consolidated statements of operations in other income or expense.

The Company evaluates its investments on a regular basis to determine whether an other-than-temporary decline in fair value has occurred. This evaluation consists of a review of several factors, including, but not limited to: the length of time and extent that an investment has been in an unrealized loss position; the existence of an event that would impair the issuer's future earnings potential; and the Company's intent and ability to hold an investment for a period of time sufficient to allow for any anticipated recovery in fair value. Declines in value below cost for investments where it is considered probable that all contractual terms of the investment will be satisfied, is due primarily to changes in interest rates, and where the company has the intent and ability to hold the investment for a period of time sufficient to allow a market recovery, and are not assumed to be other-than-temporary. Any other-than-temporary declines in fair value are recorded in earnings and a new cost basis for the investment is established.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of components and subassemblies and finished products held for sale. The values of inventories are reviewed quarterly to determine that the carrying value is stated at the lower of cost or net realizable value. SeaChange records charges to reduce inventory to its net realizable value when impairment is identified through the quarterly review process. The obsolescence evaluation is based upon assumptions and estimates about future demand, or possible alternative uses and involves significant judgments. For the years ended January 31, 2010, 2009 and 2008, the Company recorded inventory write-downs of $569,000, $1.0 million, and $2.1 million, respectively.

Property and Equipment

Property and equipment consists of land and buildings, office and computer equipment, leasehold improvements, demonstration equipment, deployed assets and spare components and assemblies used to service SeaChange's installed base.

Demonstration equipment consists of systems manufactured by SeaChange for use in marketing and selling activities. Property and equipment are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases using the straight-line method. Deployed assets consist of movie systems owned and manufactured by SeaChange that are installed in a hotel environment. Deployed assets are depreciated over the life of the related service agreements. Capitalized service and spare components are depreciated over the estimated useful lives using the straight-line method. Maintenance and repair costs are expensed as incurred. Upon retirement or sale, the cost of the assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income.

Goodwill and Long-Lived Assets

The Company recognizes the excess of the purchase price over the fair value of the net tangible and intangible assets acquired as goodwill. At the time of acquisition, goodwill is assigned to the operating segment as the applicable reporting unit for the goodwill impairment review. Goodwill is not amortized, but is evaluated for impairment, at the reporting unit level, annually in the third fiscal quarter. Goodwill of a reporting unit also is tested for impairment on an interim basis in addition to the annual evaluation if an event occurs or circumstances change such as declines in sales, earnings or cash flows, decline in the Company's stock price, or material adverse changes in the business climate, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The process of evaluating goodwill for impairment requires several judgments and assumptions to be made to determine the fair value of the reporting units, including the method used to determine fair value, discount rates, expected levels of cash flows, revenues and earnings, and the selection of comparable companies used to develop market based assumptions.

The Company accounts for business acquisitions in accordance with authoritative guidance which determines and records the fair values of assets acquired, liabilities, contractual contingencies and contingent consideration assumed as of the dates of acquisition. The purchase price allocation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets and estimated contingent consideration payments.

SeaChange also evaluates property and equipment, intangible assets and other long-lived assets on a regular basis for the existence of facts or circumstances, both internal and external that may suggest an asset is not recoverable. If such circumstances exist, SeaChange evaluates the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and compares that value to the carrying value of the assets. SeaChange's cash flow estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time.

Intangible assets consist of customer contracts, completed technology, in-process research and development, non-competition agreements, patents and trademarks and are respectively assigned to the operating segments. The intangible assets are amortized to cost of sales and operating expenses, as appropriate, on a straight-line or accelerated basis in order to reflect the period that the assets will be consumed. In-process research and development assets as of the acquisition date are recorded as indefinite-lived intangible assets and are subject to impairment testing at least annually. The useful life of the intangible asset recognized will be reconsidered if and when in-process research and development project is completed or abandoned.

SeaChange develops software for resale in markets that are subject to rapid technological change, new product development and changing customer needs. The time period during which software development costs can be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Software development costs relating to sales of software requiring significant modification or customization are charged to costs of product revenues.

During fiscal 2008, the Company determined that purchased capitalized software licenses that were classified as Other assets on the Company's Consolidated Balance Sheets was impaired, resulting in a reduction to Other assets of $4.1 million and a corresponding increase to Cost of revenues on the Company's Consolidated Statement of Operations for the year ended January 31, 2008. The Company concluded that three separate capitalized software licenses that were purchased for eventual use in current and future products of the Company were impaired based on its determination that triggering events had occurred during fiscal 2008 that warranted consideration of an impairment of long-lived assets. The Company abandoned plans to use the capitalized software licenses in any new or existing Company products during fiscal 2008. With no identified future cash flows to substantiate further capitalization of these software licenses, the Company determined these assets to be impaired during the fiscal year ended January 31, 2008.

Amortization expense is recorded over the period of economic consumption or the life of the agreement, whichever results in the higher expense, starting with the first shipment of the product to a customer. Amortization expense charged to cost of sales was $638,000, $100,000 and $4.8 million for the fiscal years ended January 31, 2010, 2009 and 2008, respectively. Of the $4.8 million fiscal year 2008 amortization, $4.1 million includes accelerated amortization taken in the second quarter to align the recognition of amortization expense with the remaining economic life of the purchased software.

Income Taxes

Accounting for Income Taxes. As part of the process of preparing the Company's financial statements, the Company is required to estimate its provision for income taxes in each of the jurisdictions in which it operates. This process involves estimating its actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's balance sheet.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company will record a valuation allowance if the likelihood of realization of the deferred tax assets in the future is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining its income tax provision, its deferred tax assets and liabilities and any valuation allowance recorded against its deferred tax assets. The Company has established a valuation allowance against its United States deferred tax assets due to indications that they may not be fully realized. The amount of the deferred tax asset considered realizable is subject to change based on future events, including generating sufficient pre-tax income in future periods. In the event that actual results differ from these estimates, the Company's provision for income taxes could be materially impacted. SeaChange does not provide for U.S. federal and state income taxes on the undistributed earnings of its non-U.S. subsidiaries that are considered indefinitely reinvested in the operations outside the U.S.

Authoritative guidance as it relates to income tax liabilities states that the minimum threshold a tax position is required to meet before being recognized in the financial statements is "more likely than not" (i.e., a likelihood of occurrence greater than fifty percent). The recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

The Company files annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves for income taxes reflect the most likely outcome. The Company adjusts these reserves as well as the related interest and penalties, in light of changing facts and circumstances. If its estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. The changes in estimate could have a material impact on the Company's financial position and operating results. In addition, settlement of any particular position could have a material and adverse effect on the Company's cash flows and financial position.

Share-based Compensation.

The Company accounts for all employee and non-employee director stock-based compensation awards using the authoritative guidance regarding share based payments. The Company has continued to use the Black-Scholes pricing model as the most appropriate method for determining the estimated fair value of all applicable awards. Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management estimated the volatility based on the historical volatility of the Company's stock. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if circumstances change and the Company uses different assumptions, the Company's share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the Company's actual forfeiture rate is materially different from its estimate, the share-based compensation expense could be significantly different from what it has recorded in the current period. The estimated fair value of SeaChange's stock-based options and performance-based restricted stock units, less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the restricted stock units and Employee Stock Purchase Plan stock units are amortized on a straight line basis.

Foreign Currency Translation

For subsidiaries where the U.S. dollar is designated as the functional currency of the entity, the Company translates that entity's monetary assets and liabilities denominated in local currencies into U.S. dollars (the functional and reporting currency) at current exchange rates, as of each balance sheet date. Non-monetary assets (e.g., inventories, property, plant, and equipment and intangible assets) and related income statement accounts (e.g., cost of sales, depreciation, amortization of intangible assets) are translated at historical exchange rates between the functional currency (the U.S. dollar) and the local currency. Revenue and other expense items are translated using average exchange rates during the fiscal period. Translation adjustments and transactions gains and losses on foreign currency transactions, and any unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

For subsidiaries where the local currency is designated as the functional currency, the Company translates its assets and liabilities into U.S. dollars (the reporting currency) at current exchange rates as of each balance sheet date. Revenue and expense items are translated using average exchange rates during the period. Cumulative translation adjustments are presented as a separate component of stockholders' equity. Exchange gains and losses on foreign currency transactions and unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

The aggregate foreign exchange transaction losses included as other (expense) income, net on the Consolidated Statement of Operations were $572,000, $951,000 and $43,000 for the years ended January 31, 2010, 2009 and 2008, respectively.

Comprehensive Income (Loss)

SeaChange presents accumulated other comprehensive income (loss) and total comprehensive income (loss) in the Statement of Stockholders' Equity. Total comprehensive income (loss) consists primarily of net income (loss), cumulative translation adjustments and unrealized gains and losses on marketable securities, net of income tax.

Forward Exchange Contracts not Designated as Hedging Instruments

SeaChange enters into foreign currency forward exchange contracts ("forward exchange contracts") to manage its exposure to the foreign currency exchange risk related to the fixed deferred purchase price associated with the acquisition of eventIS Group B.V. The purpose of the Company's foreign currency risk management program is to reduce volatility in earnings caused by exchange rate fluctuation. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company does not designate these forward exchange contracts as hedging instruments, as such, they do not qualify for hedge accounting treatment. Therefore, the foreign currency forward contracts are recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "other expense, net" in the period in which they occur. As of January 31, 2010, the Company had one outstanding foreign currency exchange forward contract to buy Euros totaling €1.2 million that settles on September 1, 2010. During the year ended January 31, 2010, the Company recorded approximately $87,000 of losses related to its foreign currency exchange forward contract. The Company's foreign currency exchange contract is an over-the-counter instrument. There is an active market for these instruments, and therefore, they are classified as Level 1 in the fair value hierarchy.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs were $386,000, $340,000 and $300,000 for the years ended January 31, 2010, 2009 and 2008, respectively.

Earnings Per Share

Earnings per share are presented in accordance with authoritative guidance, which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock, such as stock options, employee stock purchase plan, and restricted stock, calculated using the treasury stock method.

For the fiscal year ended January 31, 2010, 2009 and 2008 respectively, 3,601,606, 3,699,228 and 4,673,372 of common shares issuable upon the exercise of stock options are anti-dilutive and have been excluded from the diluted earnings per share computation as the exercise prices of these common shares were above the market price of the common stock for the periods indicated. Below is a summary of the shares used in calculating basic and diluted earnings per share for the periods indicated:

	Year ended January 31,		
	2010	2009	2008
Weighted average shares used in calculating earnings per share—Basic	30,860,194	30,724,301	29,633,660
Dilutive common stock equivalents	573,174	468,174	365,955
Weighted average shares used in calculating earnings per share—Diluted	31,433,368	31,192,475	29,999,615

Impact of Recently Adopted Accounting Guidance

Business Combinations

In December 2007, the Financial Accounting Standards Board ("FASB") issued revised accounting guidance requiring the use of fair value, defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new guidance also changes the method of applying the acquisition method in a number of significant aspects. Any change in the fair value of the acquisition-related consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the estimate of the performance goals, will be recognized in earnings in the period the estimated fair value changes; acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The new guidance amends *Accounting for Income Taxes* such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this guidance would also apply the provisions of this new guidance. The new guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company on February 1, 2009. See our Note 6 to Consolidated Financial Statements for disclosures relating to the acquisition of eventIS Group B.V. on September 1, 2009 and VividLogic, Inc on February 1, 2010.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an authoritative update to *Fair Value Measurements and Disclosures.* This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in the authoritative update. The update will become effective upon issuance for subsequent interim and annual periods. The Company adopted this standard on October 31, 2009. The Company has determined that the update had no impact on its financial condition or results of operations.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new accounting guidance requiring additional disclosures about the fair value of financial instruments in interim as well as in annual financial statements. The Company adopted this standard on July 31, 2009.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new accounting guidance providing guidelines for making fair value measurements more consistent with the principles presented in the *Fair Value Measurements and Disclosures* guidance. This new accounting guidance provides additional guidelines in determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (i.e. financial and nonfinancial). The Company adopted this standard on April 30, 2009.

Recent Accounting Guidance Not Yet Effective

Determining which Entity has a Controlling Financial Interest in a Variable Interest Equity

In December 2009, the FASB amended authoritative guidance regarding the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The update will become effective for the first annual period starting after November 15, 2009. This guidance will be adopted by the Company on a prospective basis beginning February 1, 2010. The Company is currently assessing the impact this amendment may have on its results of operations and financial position.

Revenue Recognition for Arrangements with Multiple Deliverables

In September 2009, the Financial Accounting Standards Boards ("FASB") amended the guidance for revenue recognition in multiple-element arrangements. It has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product's essential functionality. The guidance now requires an entity to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated, and allocates revenue in an arrangement using estimated selling prices of deliverables for these products if a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price. The guidance also eliminates the use of the residual method and requires an entity to allocate revenue using the relative selling price method for these products. The accounting changes summarized are effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company is currently assessing the impact of these amendments on its accounting and reporting systems and processes; however, at this time the Company is unable to quantify the impact of their adoption on its financial statements or determine the timing and method of its adoption. The Company believes the impact of the new guidance on future multi-element arrangements may result in earlier recognition of revenue in future periods.

3. Fair value of Assets and Liabilities

The applicable accounting guidance establishes a framework for measuring fair value and expands required disclosure about the fair value measurements of assets and liabilities. This guidance requires the Company to classify and disclose assets and liabilities measured at fair value on a recurring basis, as well as fair value measurements of assets and liabilities measured on a non-recurring basis in periods subsequent to initial measurement, in a three-tier fair value hierarchy as described below.

The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes three levels of inputs that may be used to measure fair value:

- Level 1 — Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company primarily uses broker quotes for valuation of its short-term investments.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's financial assets and liabilities that are measured at fair value on a recurring basis as of January 31, 2010 are as follows:

	January 31, 2010	Fair Value Measurements Using Level 1	Level 2	Level 3
			(in thousands)	
Financial assets:				
Cash	$ 32,725	$ 32,725	-	-
Cash equivalents	4,922	4,922	-	-
Available for sale marketable securities:				
Current marketable securities:				
U.S. government agency issues	2,114	2,114	-	-
Non-current marketable securities:				
U.S. government agency issues	8,688	8,688	-	-
Total	$ 48,449	$ 48,449	$ -	$ -
Forward exchange contract	$ 1,664	$ 1,664	$ -	$ -
Other liabilities:				
Acquisition-related consideration	$ 9,514	$ -	$ -	$ 9,514

The Company's financial assets and liabilities that are measured at fair value on a recurring basis as of January 31, 2009 are as follows:

	January 31, 2009	Fair Value Measurements Using Level 1	Level 2	Level 3
		(in thousands)		
Cash	$ 56,953	$ 56,953	-	-
Cash equivalents	5,505	5,505	-	-
Financial assets:				
Available for sale marketable securities:				
Current marketable securities:				
U.S. government agency issues	9,447	9,447	-	-
Non-current marketable securities:				
U.S. government agency issues	11,415	11,415	-	-
State and municipal obligations	1,000	-	-	1,000
Total	$ 84,320	$ 83,320	$ -	$ 1,000

The Company's auction rate securities were measured at fair value on a recurring basis using significant Level 3 inputs as of January 31, 2009.

The following tables set forth a reconciliation of assets and liabilities measured at fair value on a recurring basis with the use of significant unobservable inputs (Level 3):

	Level 3 Marketable Securities	
	Year Ended January 31	
	2010	2009
Beginning balance	$ 1,000	$ 1,000
Sales	(950)	-
Realized loss recorded in other expense	(50)	-
Ending balance	$ -	$ 1,000

	Level 3 Accrued Contingent Consideration
	Year Ended January 31
	2010
Beginning balance	$ -
eventIS acquisition	10,098
Settlement of working capital	(395)
Change in fair value	(107)
Translation adjustment	(82)
Ending balance	$ 9,514

The Company relies on mark to market valuations to record the fair value of the Company's available for sale security assets which are measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable and recorded. At January 31, 2010, the Company had $2.1 million in short-term marketable securities and $8.7 million in long-term marketable securities. During fiscal 2010, the Company sold its $1 million par value auction rate security back to the issuer for $950,000 and incurred a $50,000 realized loss recorded in other expense, net.

The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. SeaChange's investment portfolio consists of money market funds, corporate debt investments, asset-backed securities, government-sponsored enterprises, and state and municipal obligations. All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. SeaChange's marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, reported in stockholders' equity as a component of accumulated other comprehensive income or loss. The amortization of premiums and accretions of discounts to maturity are computed under the effective interest method and is included in interest income. Interest on securities is recorded as earned and is also included in interest income. Any realized gains or losses would be shown in the accompanying consolidated statements of operations in other expense, net.

The following is a summary of available-for-sale securities, including the cost basis, aggregate fair value and gross unrealized gains and losses, for cash equivalents, short-and long-term marketable securities portfolio as of January 31, 2010 and 2009:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
January 31, 2010:				
Cash	$ 32,725	$ -	$ -	$ 32,725
Cash equivalents	4,922	-	-	4,922
Cash and cash equivalents	37,647	-	-	37,647
US government agency issues	2,023	91	-	2,114
Marketable securities—short-term	2,023	91	-	2,114
US government agency issues	8,276	161	-	8,437
Corporate debt securities	250	1	-	251
Marketable securities—long-term	8,526	162	-	8,688
Total cash equivalents and marketable securities	$ 48,196	$ 253	$ -	$ 48,449
January 31, 2009:				
Cash	$ 56,953	$ -	$ -	$ 56,953
Cash equivalents	5,505	-	-	5,505
Cash and cash equivalents	62,458	-	-	62,458
US government agency issues	9,280	163	-	9,443
Corporate debt securities	4	-	-	4
Marketable securities—short-term	9,284	163	-	9,447
US government agency issues	10,117	275	-	10,392
Corporate debt securities	1,003	20	-	1,023
State and municipal obligations	1,000	-	-	1,000
Marketable securities—long-term	12,120	295	-	12,415
Total cash equivalents and marketable securities	$ 83,862	$ 458	$ -	$ 84,320

During the years ended January 31, 2010, 2009 and 2008, available-for-sale securities were sold for total proceeds of $11.6 million, $8.0 million, and $0, respectively. The gross realized gains and losses fiscal years 2010, 2009 and 2008 were immaterial. For purposes of determining gross realized gains and losses, the cost of securities sold is based on specific identification.

Contractual maturities of available-for-sale debt securities at January 31, 2010 are as follows (in thousands):

	Estimated Fair Value
Maturity of one year or less	$ 2,114
Maturity between one and five years	8,688
Total	$ 10,802

The Company concluded that there were no declines in investments recorded as of January 31, 2010, 2009 and 2008 and the Company does not have any investments in a gross unrealized loss position as of January 31, 2010 and 2009. The unrealized holding gains, net of tax, on available-for-sale securities in the amount of $262,000, $23,000 and $449,000 for the years ended January 31, 2010, 2009 and 2008, respectively, have been included in stockholders' equity as a component of accumulated other comprehensive income or loss.

Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents consist primarily of highly liquid investments in money market mutual funds, government sponsored enterprise obligations, treasury bills, commercial paper and other money market securities with remaining maturities at date of purchase of 90 days or less. The carrying value of cash, cash equivalents and marketable securities at January 31, 2010 and 2009 was $48.4 million and $84.3 million, respectively, and approximated fair value.

Restricted Cash

Pursuant to certain lease agreements and share purchase agreements, we are required to maintain cash reserves, classified as restricted cash. Current restricted cash totaled $73,000 and $1.4 million at January 31, 2010 and 2009, respectively.

Foreign Currency Exchange Risk

The Company entered into a foreign exchange forward contract denominated in Euros to hedge against a portion of the foreign currency exchange risk associated with the acquisition of eventIS Group B.V. for the fixed deferred purchase price. The purpose of the Company's foreign currency risk management program is to reduce volatility in earnings caused by exchange rate fluctuations. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's derivative instrument did not meet the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts are recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "interest and other income, net" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. As of January 31, 2010, the Company had one outstanding foreign currency exchange forward contract to buy Euros totaling €1.2 million that settles on September 1, 2010. During the year ended January 31, 2010, the Company recorded approximately $87,000 of losses related to its foreign currency exchange forward contract. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument. There is an active market for these instruments, and therefore, they are classified as Level 1 in the fair value hierarchy.

Acquisition-Related Consideration

We determined the fair value of the acquisition-related consideration in connection with the acquisition of eventIS Group BV in September 2009 using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observed in the market and thus represents a Level 3 measurement. Any change in the fair value of the acquisition-related consideration for the deferred fixed purchase price and earnout payments subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the performance goals, will be recognized in earnings in the period the estimated fair value changes. The fair value of the acquisition-related consideration to be distributed directly to the eventIS selling shareholder is to be $10.1 million.

4. Consolidated Balance Sheet Detail

Inventories consist of the following:

	Year ended January 31,			
	2010		2009	
	(in thousands)			
Components and assemblies	$	11,316	$	8,501
Finished products		6,514		8,750
Total inventories, net	$	17,830	$	17,251

Property and equipment, net consist of the following:

	Estimated useful life (years)	Year ended January 31, 2010	2009
		(in thousands)	
Land		$ 4,295	$ 4,165
Buildings	20	13,364	15,940
Office furniture and equipment	5	2,867	2,887
Computer equipment, software and demonstration equipment	3	65,815	49,688
Deployed assets	2-7	3,280	3,280
Service and spare components	5	8,731	8,296
Leasehold improvements	1-7	2,629	1,993
Automobiles and trucks	5	211	592
Construction in progress		1,048	3,413
		102,240	90,254
Less - Accumulated depreciation and amortization		(62,558)	(55,037)
Total property and equipment, net		$ 39,682	$ 35,217

Depreciation and amortization expense of fixed assets was $8.0 million, $7.2 million and $7.9 million for the years ended January 31, 2010, 2009 and 2008, respectively.

Other accrued expenses consist of the following:

	Year ended January 31, 2010	2009
	(in thousands)	
Acquisition-related consideration	$ 2,941	$ -
Accrued compensation and commissions	3,051	5,107
Employee benefits	585	1,935
Accrued other	4,597	3,550
Total other accrued expenses	$ 11,174	$ 10,592

5. Investments in Affiliates

SeaChange periodically reviews indicators of the fair value of its investments in affiliate companies in order to assess whether available facts or circumstances, both internally and externally, may suggest an other than temporary decline in the fair value of the investment. There were no indications of other than temporary declines in the fair value of investments in affiliates as of January 31, 2010 and 2009, respectively. The Company's investments in affiliates under the cost method of accounting are as follows:

	Year ended January 31, 2010	2009
	(in thousands)	
Casa	$ 8,897	$ 8,243
Minerva	1,000	1,000
Insite One	2,748	2,748
Visible World	552	552
Other investments	500	500
Total investments in affiliates	$ 13,697	$ 13,043

Casa Systems. The Company has a 19.8% ownership interest in Casa Systems, Inc. ("Casa"), a Massachusetts development stage company that specializes in video-on-demand products within the telecommunications and television markets. The investment is represented by shares of convertible preferred stock, and the shares are convertible at

SeaChange's option into shares of Casa's common stock on a one-to-one basis. The convertible preferred stock accrues dividends at the rate per annum of $0.3832 per share and the payment of the cumulative accruing dividends must be declared by the Board of Directors of Casa. In June of 2009, the Company invested $654,000 in convertible preferred stock, preserving its 19.8% ownership interest of Casa Systems, Inc. Consistent with prior periods, SeaChange accounts for this investment under the cost method of accounting. For fiscal 2010, 2009 and 2008, SeaChange purchased $52,000, $98,000 and $984,000, respectively, of equipment from Casa Systems.

Minerva. SeaChange owns 1.3 million shares of preferred stock representing 2.5% of the total capital stock of Minerva Networks, Inc. ("Minerva"), a California based company specializing in software products for the telecommunications and television markets. The preferred shares are convertible to 1.3 million shares of common stock under certain conditions as defined in the Stock Purchase Agreement. SeaChange accounts for this investment under the cost method of accounting.

InSite One. The company has approximately 12% ownership of the total capital stock of InSite One, Inc. ("InSite"). In February 2008, the Company agreed to convert the outstanding accounts receivable balance of $332,000 as of January 31, 2008 for 474,300 shares of InSite One's Series E Convertible Preferred Stock. SeaChange accounts for this investment under the cost method of accounting. In total, for fiscal years 2010, 2009 and 2008 SeaChange recognized revenues of $31,000, $164,000 and $711,000, respectively, from InSite One.

Visible World. SeaChange owns less than 5% of the common and preferred stock of Visible World and is accounting for this investment under the cost method of accounting. In fiscal 2004, SeaChange and Visible World signed a revised Marketing Agreement in which SeaChange agreed to receive warrants to purchase 2.8 million shares of preferred stock of Visible World in lieu of future royalties that would have been earned by SeaChange relating to revenue earned by Visible World in accordance with an agreement between Visible World and Comcast Cable Corporation ("Comcast"). The warrants vested over the five year term of the agreement between Visible World and Comcast and ended in fiscal year 2009. SeaChange estimated the fair value of these warrants to be $223,000 and included the amount in investments in affiliates with an offsetting amount included in deferred revenue. SeaChange recognized the deferred revenue over a five year period, the term of the agreement ending in fiscal year 2009. For fiscal years 2010, 2009 and 2008, SeaChange recognized revenues of approximately $641,000, $703,000 and $971,000 respectively, from Visible World.

6. Acquisitions and Dispositions

FilmFlex Movies Limited

On December 21, 2007, SeaChange sold all of its 33% equity investment in FilmFlex Movies Limited ("FilmFlex") to the two other existing shareholders in FilmFlex (Sony and Disney) and to FilmFlex. The aggregate consideration received by the Company in connection with this sale was $17.9 million in cash resulting in a gain of approximately $10.0 million. Concurrent with the FilmFlex divestiture, ODG executed a two year outsourcing services agreement, which expired on December 21, 2009, which provided FilmFlex with selected planning, production and operations support services. Total revenues for fiscal year 2010, 2009, and 2008 were $1.7 million, $2.7 million, and $3.3 million, respectively.

On Demand Deutschland GmbH & Co. KG

On February 27, 2007, the On Demand Group Limited ("ODG"), a wholly-owned U.K. subsidiary of SeaChange, entered into an agreement with Tele-Munchen Fernseh GmbH & Co. Produktionsgesellschaft (TMG) to create a joint venture named On Demand Deutschland GmbH & Co. KG. On Demand Deutschland specializes in establishing on-demand and pay-per-view services on multiple platforms in German-speaking Europe. ODG contributed $2.8 million to acquire its 50% ownership interest in the joint venture of which $2.6 million consisted of the fair value of customer contracts and content license agreements contributed by ODG and $154,000 represented a cash contribution. The customer contracts and licensed content had no book value. SeaChange determined that this investment is an operating joint venture and does not require consolidation. Consequently, SeaChange accounts for this investment under the equity method of accounting.

ODG's original investment in the joint venture was recorded at $154,000 representing the US dollar equivalent of the initial cash contribution. The difference between the book and fair value of the customer contracts and content license agreements is being accreted over the expected five year life of the contracts and recorded as a gain and an increase in the investment. This gain will be partially offset by ODG's 50% share of the joint venture's amortization expense over the same period related to the acquired contracts and content license agreements. ODG also recorded a net payable amount to the joint venture of $337,000 as of the joint venture formation date (February 27, 2007) reflecting the transfer of net liabilities incurred by ODG related to the joint venture as well as the joint venture's reimbursement of previously incurred costs by ODG of $787,000 related to joint venture activities prior to its formation. Consistent with authoritative guidance regarding non-monetary transactions, ODG did not record other income in connection with the reimbursement of these costs or any other gains as ODG is deemed to have a commitment to support the operations of the joint venture. ODG treated the reimbursement and other gain for a total of $869,000 as a capital distribution in excess of the carrying value of its investment in the joint venture. This capital distribution will be accreted over the expected five year life of the customer contracts and recorded as a gain and an increase in the investment in the joint venture. ODG recorded an income tax provision during fiscal 2008 of $1.1 million for the taxable gain recognized by ODG related to the $2.6 million contribution of customer contracts and content licenses to and the reimbursement of previously paid costs from the joint venture.

ODG entered into a Service Agreement with the joint venture whereby ODG provides content aggregation, distribution, marketing and administration services to the joint venture under an arm's length fee structure. For the years ended January 31, 2010, 2009 and 2008, ODG recorded revenues of $1.8 million, $1.5 million, and $1.0, respectively, related to the Service Agreement. ODG's share of profits from this agreement in proportion to its equity ownership interest is eliminated in consolidation.

The Shareholder's Agreement requires both ODG and TMG to provide cash contributions up to $4.2 million upon the request of the joint venture's management and approval by the shareholders of the joint venture. For the year ended January 31, 2010, ODG and TMG each made additional cash contributions of $1.2 million to the joint venture.

ODG recorded its proportionate share of the joint venture's losses for the fiscal years ended January 31, 2010 and 2009 of $653,000 and $770,000, respectively, and a gain of $1.1 million in the fiscal year ended January 31, 2008. Due to the capital distribution and ODG's share of the joint venture's net loss exceeding the book value of its investment in the joint venture, the investment is recorded as a long-term liability of $1.5 million and $1.7 million at January 31, 2010 and 2009, respectively.

Mobix Interactive Limited

On November 19, 2008, ODG acquired all the outstanding capital stock (the "Mobix Shares") of Mobix Interactive Limited ("Mobix") pursuant to the Share Purchase Agreement relating to the sale and purchase of the whole issued and to be issued share capital of Mobix Interactive Limited, dated as of November 18, 2008 (the "Mobix Share Purchase Agreement"). Mobix is a London, England based company that provides software and content services related to the deployment of mobile video services for wireless network operators.

At the closing, ODG paid the shareholders of Mobix $3.0 million in cash for the Mobix Shares in addition to $1.5 million paid into escrow. The $1.5 million deposited in escrow was subsequently returned to ODG on May 27, 2009 due to Mobix failing to meet certain performance goals within the Mobix Share Purchase Agreement. In addition, on March 16, 2009, ODG paid $700,000 to the former shareholders of Mobix due to Mobix achieving one of the performance goals within the Mobix Share Purchase Agreement, which is reflected in the preliminary purchase price allocation. On September 16, 2009, the Company and the former shareholders of Mobix amended the original Mobix Share Purchase Agreement to provide for the satisfaction of the future contingent considerations with a payment of $1.8 million. The amount was recorded as additional goodwill.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the financial position and results of operations of Mobix's business have been consolidated subsequent to the acquisition date. The finalization of the valuation for Mobix in the third quarter of fiscal 2010 resulted in a decrease to goodwill of $1.4 million, and an increase in intangible assets of $1.9 million and a deferred tax liability of $500,000.

Consideration:		(in thousands)
Cash paid, net of cash acquired of $209	$	5,268
Transaction costs		414
Total consideration	$	5,682
Allocation of the purchase consideration:		
Tangible assets acquired	$	591
Intangible assets:		
Non-compete agreements		380
Software technology		431
Customer contracts		1,043
Goodwill		4,654
Liabilities assumed		(898)
Deferred tax liability		(519)
	$	5,682

SeaChange determined that the goodwill included the value of the Mobix work force and expected synergies in global sales and marketing, especially within the European market, and in content services related to the deployment of mobile video services for wireless network operators. The goodwill generated from the acquisition is not tax deductible. The acquired assets, including goodwill, have been assigned to the Media Service operating segment.

eventIS Group B.V.

On September 1, 2009, the Company acquired the entire share capital (the "eventIS Shares") pursuant to the Agreement for the Acquisition of the Entire Share Capital of eventIS Group B.V. (the "eventIS Share Purchase Agreement") of eventIS Group B.V. ("eventIS"). eventIS, based in Eindhoven, the Netherlands, provides video on demand and linear broadcast software and related services to cable television and telecommunications companies primarily in Europe. The results of eventIS's operations have been included in the consolidated financial statements since the acquisition date. The Company acquired eventIS to expand its VOD solutions into the European market.

Fair Value of Consideration Transferred

At the closing, the Company made a cash payment to the former shareholder of eventIS equal to the sum of the initial purchase price under the eventIS Share Purchase Agreement of approximately $34.4 million plus $2.2 million based on an estimated working capital adjustment in accordance with the eventIS Share Purchase Agreement. The final working capital adjustment was settled during the fourth quarter of fiscal 2010 for an additional payment of $395,000.

On each of the first, second and third anniversaries of the closing date, the Company is obligated to make additional fixed payments of deferred purchase price under the eventIS Share Purchase Agreement (the "Deferred Fixed Purchase Price Payments"), each such payment to be in an aggregate amount of $2.8 million with $1.7 million payable in cash and $1.1 million payable by the issuance of restricted shares of SeaChange common stock, which will vest in equal installments over three years starting on the first anniversary of the date of issuance ("Restricted Stock"). At the option of the former shareholder of eventIS, up to forty percent of this payment in Restricted Stock may be payable in cash. Under the earnout provisions of the eventIS Share Purchase Agreement, if certain performance goals are met over each of the three periods ending January 31, 2013, the Company will be obligated to make additional cash payments to the former shareholder of eventIS (each, an "Earnout Payment").

The total acquisition date fair value of the consideration transferred was estimated at $46.7 million, which included the initial payments totaling $36.6 million in cash plus the fair value of the additional consideration to be paid to the former eventIS shareholder totaling $10.1 million. The total acquisition date fair value of consideration transferred was as follows:

	(in thousands)
Payment of cash to eventIS shareholders	$ 36,631
Acquisition-related deferred consideration	10,098
Total acquisition-date fair value	$ 46,729

A liability was recognized for the acquisition date fair value of the acquisition-related consideration for the deferred fixed purchase price, and the estimated earnout payments and working capital adjustments. Any change in the fair value of the acquisition-related consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the meeting of performance goals, will be recognized in earnings in the period the estimated fair value changes. The fair value estimate is based on the probability weighted bookings to be achieved over the earnout period. A change in fair value of the acquisition-related consideration could have a material effect on the statement of operations and financial position in the period of the change in estimate.

Allocation of Consideration Transferred

The identifiable assets acquired and liabilities assumed in the eventIS acquisition were recognized and measured as of the acquisition date, September 1, 2009, based on their estimated fair values. The excess of the acquisition date fair value of consideration transferred over the estimated fair value of the net tangible assets and intangible assets acquired was recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the eventIS acquisition date.

	(in thousands)
Payment of cash to eventIS shareholders	$ 36,631
Acquisition-related deferred consideration	10,098
Total acquisition-date fair value	$ 46,729

	(in thousands)
Cash and cash equivalents	$ 4,374
Accounts receivable	4,237
Inventory	98
Other tangible assets	695
Intangible assets	23,833
Total identifiable assets acquired	33,237
Accounts payable and other liabilities	(2,069)
Deferred taxes	(4,495)
Deferred revenue	(6,207)
Total liabilities assumed	(12,771)
Goodwill	26,263
Net assets acquired	$ 46,729

Intangible Assets

The Company engaged a third-party valuation firm to assist in the determination of the fair value of the eventIS intangible assets. In determining the fair value of the intangible assets, the Company considered, among other factors, the intended use of acquired assets, analyses of historical financial performance and estimates of future performance of eventIS's products. The fair values of identified intangible assets were calculated using an income approach based on estimates and assumptions provided by eventIS's and the Company's management. The rates utilized to discount net cash flows to their present values were based on a weighted average cost of capital of 17%. This discount rate was determined after consideration of the rate of return on debt capital and equity that typical investors would require in an investment in companies similar in size and operating in similar markets as eventIS. The following table sets forth the components of identified intangible assets associated with the eventIS acquisition and their estimated useful lives:

	Useful life	Fair Value
		(in thousands)
Existing technology	3-9 years	$ 6,748
In process research and development	indefinite	574
Non-compete agreements	3 years	2,153
Customer contracts	10 years	13,927
Trademarks	4 years	431
Total intangible assets		$ 23,833

SeaChange determined the useful life of intangible assets based on the expected future cash flows associated with the respective asset. Existing technology is comprised of products that have reached technological feasibility and are part of eventIS's product line. In-process research and development assets as of the acquisition date of $574,000 were recorded as indefinite-lived intangible assets and will be subject to impairment testing at least annually. The useful life of the intangible asset recognized will be reconsidered if and when in-process research and development projects are completed or abandoned. Customer contracts represent the underlying relationships and agreements with eventIS's installed customer base. Trademarks represent the fair value of the brand and name recognition associated with the marketing of eventIS's products and services. Non-compete agreements represent the fair value of the non-compete with the former shareholders and key employees and will be amortized over the term of the agreement. Amortization of existing technology is included in cost of product revenue, and amortization expense for customer relationships and trademarks is included in operating expenses.

Goodwill

Of the total eventIS purchase price of $46.7 million, $26.3 million was allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. SeaChange determined that the goodwill included the value of the eventIS work force and expected synergies in global sales and marketing, especially within the European market, and in the deployment of VOD systems. SeaChange considers the acquired business an addition to the Company's Software reporting segment. The Company made this determination based upon the financial information provided and reviewed by our Chief Executive Officer (the chief operating decision maker) and the similar economic characteristics to our other products in our Software segment. None of the goodwill associated with the eventIS acquisition is deductible for income tax purposes.

Deferred Revenue

In connection with the allocation of consideration transferred, SeaChange recorded the fair value of the customer contract obligations assumed from eventIS. The fair value of the customer contract obligations was determined using a cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that SeaChange would be required to pay a third party to assume the service obligations. The costs to fulfill the service obligations were based on the historical direct costs and indirect costs related to eventIS's contracts with its customers. Direct costs include personnel directly engaged in providing service and support activities, while indirect costs consist of estimated general and administrative expenses based on normalized levels as a percentage of revenue. Profit associated with selling efforts was excluded because eventIS had concluded the selling efforts on the service contracts prior to the date of the Company's acquisition. The research and development costs associated with the customer contracts has been included in the fair value determination, as these costs were deemed to represent a legal obligation to the customers at the time of acquisition. SeaChange recorded $6.2 million of deferred revenue to reflect the fair value of eventIS's service obligations assumed.

Acquisition-related Costs

Acquisition-related costs recognized for the twelve months ended January 31, 2010 include transaction costs. SeaChange recorded transaction costs such as legal, accounting, valuation and other professional services of $1.0 million for the twelve months ended January 31, 2010. The transaction costs were expensed and recorded in general and administrative expenses in the Consolidated Statement of Operations. During the fiscal year 2010, the Company recorded a charge of $110,000 which is included as interest expense in the Consolidated Statement of Operations for the change in fair value of the deferred fixed purchase price.

7. Goodwill and Intangible Assets

At January 31, 2010 and 2009, the Company had goodwill of $55.9 million and $27.4 million, respectively. The change in the carrying amount of goodwill for the years ended January 31, 2010 and 2009 are as follows:

	Broadband Segment	Services Segment	Software	Servers & Storage	Media Services	Total
			(in thousands)			
Balance at January 31, 2008	$ 11,169	$ 18,302	$ -	$ -	$ -	$ 29,471
Reallocation	(11,169)	(18,302)	10,398	771	18,302	$ -
Mobix acquisition	-	-	-	-	3,348	3,348
Realized deferred tax asset (Note 14)	-	-	(236)	(17)	-	(253)
Cumulative translation adjustment	-	-	-	-	(5,144)	(5,144)
Balance at January 31, 2009	-	-	10,162	754	16,506	27,422
Mobix consideration payments	-	-	-	-	2,478	2,478
Revaluation of Mobix intangibles	-	-	-	-	(1,387)	(1,387)
eventIS acquisition	-	-	26,263	-	-	26,263
Cumulative translation adjustment	-	-	(889)	-	1,989	1,100
Balance at January 31, 2010	$ -	$ -	$ 35,536	$ 754	$ 19,586	$ 55,876

The goodwill reallocation shown in the table above relates to the reorganization of the Company's reportable segments finalized in the first quarter of fiscal 2009. The goodwill formerly included in the Broadband and Services segments was allocated between the Software, Servers and Storage and Media Services segments based on a relative fair value approach using management estimates of fair value of the segments. No impairment was recorded as a result of the change in segments. As of August 1, 2009, SeaChange reviewed the recoverability of goodwill associated with its three reporting units, Software, Servers and Storage and Media Services, and determined that there was no goodwill impairment.

At January 31, 2010 and 2009, the Company had recorded net intangible assets of $26.3 million and $4.6 million respectively, consisting of patents, customer contracts, non-compete agreements, completed technology, in-process research and development and trademarks.

Intangible assets, net, consisted of the following:

Intangible Assets	Customer Contracts	Non-compete Agreements	Completed Technology	In-process R & D	Trademark and Other	Total
Balance as of January 31, 2009	$ 13,945	$ -	$ 2,867	$ -	$ 948	$ 17,760
eventIS intangible	13,927	2,154	6,747	574	431	23,833
Mobix intangible	1,043	380	431	-	-	1,854
Cumulative translation adjustment	(272)	(47)	(141)	(20)	12	(468)
Balance as of January 31, 2010	$ 28,643	$ 2,487	$ 9,904	$ 554	$ 1,391	$ 42,979

Accumulated Amortization	Customer Contracts	Non-compete Agreements	Completed Technology	In-process R & D	Trademark and Other	Total
Balance as of January 31, 2009	$ 9,689	$ -	$ 2,593	$ -	$ 857	$ 13,139
Current period amortization	2,221	308	626	-	309	3,464
Cumulative translation adjustment	74	(18)	31	-	25	112
Balance as of January 31, 2010	$ 11,984	$ 290	$ 3,250	$ -	$ 1,191	$ 16,715
Intangible Assets, net, as of January 31, 2010	$ 16,659	$ 2,197	$ 6,654	$ 554	$ 200	$ 26,264

Estimated useful lives and the amortization basis for the intangible assets are as follows:

	Estimated Useful Life and Amortization Basis
Customer contracts	1 - 8 years using economic consumption life basis
Non compete agreements	2 - 3 years economic life of the agreement
Completed technology	4 - 6 years using economic consumption life basis
In-process R & D	indefinite life
Trademarks and other	5 years using economic consumption life basis

Amortization expense for intangible assets was $3.5 million, $2.0 million and $3.4 million for the years ended January 31, 2010, 2009 and 2008, respectively. In the years ended January 31, 2010, 2009 and 2008, $638,000, $450,000, and $490,000, respectively, were charged to cost of product revenues. In the years ended January 31, 2010, 2009 and 2008, $2.8 million, $1.6 million and $3.0 million, respectively, were charged to operating expense. The total amortization expense for each of the next five fiscal years is as follows.

	Amortization Expense (in thousands)
Fiscal 2011	$ 4,349
Fiscal 2012	4,269
Fiscal 2013	4,146
Fiscal 2014	3,135
Fiscal 2015 and therafter	9,811
Total Future Amortization	$ 25,710

Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, potential impairment, accelerated amortization, or other events.

8. Lines of Credit

The Company maintains a revolving line of credit with RBS Citizens (a subsidiary of the Royal Bank of Scotland Group plc) for $15.0 million which expires on October 31, 2010. Loans made under this revolving line of credit bear interest at a rate per annum equal to the bank's prime rate. Borrowings under this line of credit are collateralized by substantially all of our assets. The loan agreement requires SeaChange to comply with certain financial covenants. On August 31, 2009, these financial covenants were amended to reflect the acquisition of eventIS. As of January 31, 2010, we were in compliance with the financial covenants and there were no amounts outstanding under the revolving line of credit.

We are occasionally required to post letters of credit, issued by a financial institution, to secure certain sales contracts. Letters of credit generally authorize the financial institution to make a payment to the beneficiary upon the satisfaction of a certain event or the failure to satisfy an obligation. The letters of credit are generally posted for one-year terms and are usually automatically renewed upon maturity until such time as we have satisfied the commitment secured by the letter of credit. We are obligated to reimburse the issuer only if the beneficiary collects on the letter of credit. We believe that it is unlikely we will be required to fund a claim under our outstanding letters of credit. As of January 31, 2010 the full amount of the letters of credit of $704,000 was supported by our credit facility.

9. Commitments and Contingencies

SeaChange leases certain of its operating facilities, automobiles and office equipment under non-cancelable operating leases, which expire at various dates through 2015. Rental expense under operating leases was $2.6 million, $3.7 million and $3.1 million for the years ended January 31, 2010, 2009 and 2008, respectively. Future commitments under minimum lease payments as of January 31, 2010 are as follows:

	Operating Leases
	(in thousands)
Fiscal Year ended January 31, 2011	$ 2,763
2012	2,125
2013	615
2014	51
2015	9
Minimum lease payments	$ 5,563

SeaChange has non-cancelable purchase commitments for its inventories of approximately $6.6 million at January 31, 2010.

ARRIS Litigation

On July 31, 2009, Arris Corporation ("Arris") filed a contempt motion in the U.S. District Court for the District of Delaware against SeaChange International relating to U.S. Patent No 5,805,804 (the "804 patent"), a patent owned by Arris. In its motion, Arris is seeking further patent royalties and the enforcement of the permanent injunction entered by the Court on April 6, 2006 against certain SeaChange products. On August 3, 2009, SeaChange filed a complaint seeking a declaratory judgment from the Court that its products do not infringe the '804 patent and asserting certain equitable defenses. SeaChange also filed a motion to consolidate the Arris contempt motion with the declaratory judgment action and requested a status conference on SeaChange's declaratory judgment action. On August 25, 2009, Arris filed 1) an answer to SeaChange's complaint that included a counterclaim of patent infringement under the '804 patent; and 2) a motion to stay the declaratory judgment action until the resolution of the contempt motion. On January 13, 2010 the parties filed proposed scheduling orders for SeaChange's declaratory judgment action. The Court has not yet entered a schedule in either action. SeaChange believes that Arris' contempt motion is without merit, and that SeaChange products do not infringe the remaining claims under the '804 patent.

Guarantees, Indemnification and Warranties

SeaChange provides indemnification, to the extent permitted by law, to its officers, directors, employees and agents for liabilities arising from certain events or occurrences while the officer, director, employee, or agent is or was serving at SeaChange's request in such capacity. With respect to acquisitions, SeaChange provides indemnification to or assumes indemnification obligations for the current and former directors, officers and employees of the acquired companies in accordance with the acquired companies' bylaws and charter. As a matter of practice, SeaChange has maintained directors' and officers' liability insurance including coverage for directors and officers of acquired companies.

SeaChange enters into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require SeaChange to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to SeaChange's products. From time to time, SeaChange also indemnifies customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of SeaChange's products and services or resulting from the acts or omissions of SeaChange, its employees, authorized agents or subcontractors. For example, SeaChange has received requests from several of its customers for indemnification of patent litigation claims asserted by Acacia Media Technologies, USA Video Technology Corporation and VTran Media Technologies. Management performed an analysis of these requests under authoritative guidance regarding accounting for contingencies.

SeaChange warrants that its products, including software products, will substantially perform in accordance with its standard published specifications in effect at the time of delivery. Most warranties have at least a one year duration that generally commence upon installation. In addition, SeaChange provides maintenance support to its customers and therefore allocates a portion of the product purchase price to the initial warranty period and recognizes revenue on a straight line basis over that warranty period related to both the warranty obligation and the maintenance support agreement. When SeaChange receives revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight line basis over the contract period. Related costs are expensed as incurred.

In the ordinary course of business, SeaChange provides minimum purchase guarantees to certain of its vendors to ensure continuity of supply against the market demand. Although some of these guarantees provide penalties for cancellations and/or modifications to the purchase commitments as the market demand decreases, most of the guarantees do not. Therefore, as the market demand decreases, SeaChange re-evaluates the accounting implications of guarantees and determines what charges, if any, should be recorded.

With respect to its agreements covering product, business or entity divestitures and acquisitions, SeaChange provides certain representations and warranties and agrees to indemnify and hold such purchasers harmless against breaches of such representations, warranties and covenants. With respect to its acquisitions, SeaChange may, from time to time, assume the liability for certain events or occurrences that took place prior to the date of acquisition.

SeaChange provides such guarantees and indemnification obligations after considering the economics of the transaction and other factors including but not limited to the liquidity and credit risk of the other party in the transaction. SeaChange believes that the likelihood is remote that any such arrangement could have a material adverse effect on its financial position, results of operation or liquidity. SeaChange records liabilities, as disclosed above, for such guarantees based on the Company's best estimate of probable losses which considers amounts recoverable under any recourse provisions.

10. Stockholders' Equity

Stock Authorization

The Board of Directors is authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges to be determined by the Board of Directors, including dividend rights, voting rights, redemption rights and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Stock Repurchase Program

On February 13, 2008, the Board of Directors authorized the repurchase of up to $20.0 million of its common stock, par value $0.01 per share, through a share repurchase program which expired on December 31, 2008. During fiscal 2009, 833,597 shares of our common stock had been purchased as part of this repurchase program at an average price of $7.16.

On March 11, 2009, the Board of Directors authorized the repurchase of up to $20 million of its common stock through a share repurchase program, which expired on January 31, 2010. During fiscal 2010, 473,415 shares of our common stock were purchased for $2.8 million at an average price of $5.85 as part of this repurchase program.

11. Segment Information

Until the end of fiscal 2008, the Company was managed and operated as three segments, Broadcast, Broadband and Services. In its first quarter of fiscal 2009, the Company realigned its previously reported segments into three new reporting segments: Software, Servers and Storage, and Media Services, as segments defined by authoritative guidance. The Company believes this reorganization better reflects the increasing importance and magnitude of its software products and services as well as the scale of its ODG subsidiary. A description of the three new reporting segments is as follows:

- Software segment includes product revenues from the Company's Advertising, VOD, Middleware and Broadcast software, related services such as professional services, installation, training, project management, product maintenance, technical support and software development for those software products, and operating expenses relating to the Software segment such as research and development, selling and marketing and amortization of intangibles. The Software segment includes the results of eventIS Group B.V. from the date of the acquisition on September 1, 2009.

- Servers and Storage segment includes product revenues from the VOD and Broadcast server product lines and related services such as professional services, installation, training, project management, product maintenance, and technical support for those products and operating expenses relating to the Servers and Storage segment, such as research and development and selling and marketing.

- Media Services segment includes the operations of ODG, including Mobix Interactive, activities which include content acquisition and preparation services for television and wireless service providers and related operating expenses.

Under this revised reporting structure, the Company further determined that there are significant functions, and therefore costs considered corporate expenses and are not allocated to the reportable segments for the purposes of assessing performance and making operating decisions. These unallocated costs include general and administrative expenses, other than general and administrative expenses related to Media Services, interest and other income, net, taxes and equity losses in affiliates, which are managed separately at the corporate level.

The segment data for the fiscal years ended January 31, 2008 has been recast to reflect the realignment of the new segments. Prior to fiscal 2009, services revenues, which included ODG revenues, were reported in the Services segment and the Company did not separately track these service revenues and costs by these new segments, except for ODG. Accordingly, management has made certain assumptions to determine the amount of service revenues and service costs attributed to the Software and Servers and Storage reporting segments for the fiscal year January 31, 2008. The basis of the assumptions for all such revenues, costs and expenses includes significant judgments and estimations. There are no inter-segment revenues for the periods shown below. The Company does not separately track all assets by operating segments nor are the segments evaluated under this criterion.

The following summarizes the income (loss) from operations by reportable operating segment:

	Year ended January 31,		
	2010	2009	2008
		(in thousands)	
Software			
Revenue:			
Products	$ 66,968	$ 78,397	$ 69,762
Services	64,346	53,840	43,507
Total revenue	131,314	132,237	113,269
Gross profit	79,543	76,087	58,238
Operating expenses:			
Research and development	39,592	33,373	31,035
Selling and marketing	16,624	16,417	13,259
General and administrative	480	-	-
Amortization of intangibles	2,268	1,456	2,146
Total operating expenses	58,964	51,246	46,440
Income from operations	$ 20,579	$ 24,841	$ 11,798
Servers and Storage			
Revenue:			
Products	$ 34,974	$ 38,975	$ 36,007
Services	15,583	14,665	12,990
Total revenue	50,557	53,640	48,997
Gross profit	20,426	24,865	19,730
Operating expenses:			
Research and development	11,072	9,669	11,664
Selling and marketing	9,218	11,025	9,703
Total operating expenses	20,290	20,694	21,367
Income (loss) from operations	$ 136	$ 4,171	$ (1,637)
Media Services			
Service revenue	$ 19,794	$ 15,959	$ 17,627
Gross profit	3,284	2,344	2,996
Operating expenses:			
Selling and marketing	-	64	111
General and administrative	2,918	3,049	2,449
Amortization of intangibles	677	119	806
Total operating expenses	3,595	3,232	3,366
Loss from operations	$ (311)	$ (888)	$ (370)
Unallocated Corporate			
Operating expenses:			
General and administrative	$ 18,202	$ 17,930	$ 17,791
Total unallocated corporate expenses	$ 18,202	$ 17,930	$ 17,791
Consolidated income (loss) from operations	$ 2,202	$ 10,194	$ (8,000)

The following summarizes revenues by customers' geographic locations. Certain reclassifications have been made to conform prior period amounts to current period presentation, including the reclassification of revenue originated in Canada from Latin American to North American revenue:

	Year ended January 31,					
	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
Revenues by customers' geographic locations:	(in thousands, except percentages)					
North America	$ 133,947	66%	$ 139,457	69%	$ 118,970	66%
Europe and Middle East	45,787	23%	44,059	22%	40,767	23%
Asia Pacific and other international locations	8,456	4%	14,165	7%	12,705	7%
Latin America	13,475	7%	4,155	2%	7,451	4%
Total	$ 201,665		$ 201,836		$ 179,893	

Total revenues for the United States for the years ended January 31, 2010, 2009, and 2008, were $130.1 million, $130.2 million, and $111.8 million, respectively.

The following summarizes fixed assets, net by geographic locations:

	Year ended January 31,			
	2010		2009	
	Amount	%	Amount	%
Fixed assets, net by geographic locations:	(in thousands, except percentages)			
North America	$ 24,058	61%	$ 24,497	70%
Europe and Middle East	11,280	28%	7,280	21%
Asia Pacific and other international locations	4,344	11%	3,440	10%
Total	$ 39,682		$ 35,217	

12. Stock-Based Compensation and Stock Incentive Plans

SeaChange uses on a modified prospective basis, the provisions of the authoritative guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, restricted stock units and employee stock purchases related to the Employee Stock Purchase Plan ("ESPP") based on estimated fair values. The fair value of SeaChange's stock-based options and performance-based restricted stock units, less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the restricted stock units and Employee Stock Purchase Plan stock units are amortized on a straight line basis. SeaChange has applied the provisions of authoritative guidance allowing the use of a "simplified" method, in developing an estimate of the expected term of "plain vanilla" share options.

Stock-based compensation includes expense charges for all stock-based awards to employees and directors. Such awards include option grants, restricted stock unit awards, and shares expected to be purchased under an employee stock purchase plan. The estimated fair value of SeaChange's stock-based options and performance-based restricted stock units, less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the restricted stock units and ESPP stock units are amortized on a straight line basis.

The effect of recording stock-based compensation was as follows:

	Year ended January 31,		
	2010	2009	2008
		(in thousands)	
Stock-based compensation expense by type of award:			
Stock options	$ 94	$ 304	$ 1,060
Restricted stock units	639	996	775
Performance-based restricted stock units	1,628	2,061	1,557
Employee stock purchase plan	744	593	586
Total stock-based compensation	$ 3,105	$ 3,954	$ 3,978

Since additional option grants and restricted stock unit awards are expected to be made each year and options and awards vest over several years, the effects of applying authoritative guidance for recording stock-based compensation for the year ended January 31, 2010 are not indicative of future amounts.

Determining Fair Value

SeaChange records the fair value of stock options, including rights granted under the ESPP, using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price, the expected option term, the risk-free interest rate over the option's expected term, the expected annual dividend yield and the expected stock price volatility. The expected option term was determined using the "simplified" method for "plain vanilla" options. The expected stock price volatility was established using a blended volatility, which is an average of the historical volatility of SeaChange's common stock over a period of time equal to the expected term of the stock option, and the average volatility of SeaChange's common stock over the most recent one-year and two-year periods.

The fair value of stock options granted was estimated at the date of grant using the following assumptions:

	Year ended January 31,		
	2010	2009	2008
Expected term (in years)	4-5	4-5	4-5
Expected volatility (range)	61%	52%-56%	46%-50%
Weighted average volatility	61%	52%	48%
Risk-free interest rate	1.2%	2.6%-2.9%	3.2%-5.1%
Weighted average interest rate	1.2%	2.9%	4.6%
Expected dividend yield	0%	0%	0%

The fair value of ESPP stock granted was estimated at the date of grant using following assumptions:

	Year ended January 31,		
	2010	2009	2008
Expected term (in years)	0.5	0.5	0.5
Weighted average volatility	71%	61%	42%
Weighted average interest rate	0.3%	2.8%	4.6%
Expected dividend yield	0%	0%	0%

Stock Option Plans

Amended and Restated 2005 Equity Compensation and Incentive Plan

The Amended and Restated 2005 Equity Compensation and Incentive Plan (the "2005 Plan") provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, and "other" non-stock option awards as determined by the plan administrator for the purchase of up to an aggregate of 2,800,000 shares of SeaChange's common stock by officers, employees, consultants and directors of SeaChange. The Company may satisfy awards upon the exercise of stock options or restricted stock units with either newly issued shares. The Board of Directors is responsible for administration of the 2005 Plan and determining the term of each award, award exercise price, number of shares for which each award is granted and the rate at which each award is exercisable. As of January 31, 2010, there were 2,202,596 shares available for future grant. The Company has made an undertaking not to issue an amount of awards under the 2005 Plan greater than two percent of the aggregate shares outstanding per fiscal year.

Option awards may be granted to employees at an exercise price per share of not less than 100% of the fair market value per common share on the date of the grant (not less than 110% for an incentive stock option granted to a 10% or more stockholder). Incentive stock options may be granted only to those employees of SeaChange to the extent that the fair value of the options granted that become exercisable during any one calendar year plus previously granted incentive stock options that become exercisable in that period is less than $100,000. Restricted stock units and other equity-based non-stock option awards may be granted to any officer, employee, director or consultant at a purchase price per share as determined by the Board of Directors. Awards granted under the 2005 Plan generally vest over three years and expire seven years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of SeaChange's voting stock).

1995 Stock Option Plan

In July 2005, SeaChange's Board of Directors terminated the 1995 Stock Option Plan and began granting stock options under the Company's 2005 Plan. The Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan") provided for the grant of incentive stock options and nonqualified stock options. The Board of Directors is responsible for administration of the 1995 Stock Option Plan and determining the term of each option, option exercise price, number of shares for which each option is granted and the rate at which each option is exercisable. Options generally vest ratably over four years. SeaChange may not grant an employee incentive stock options with a fair value in excess of $100,000 that are initially exercisable during any one calendar year. Options granted under the 1995 Stock Option Plan generally expire ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of SeaChange's voting stock).

Director Option Plan

In May 2002, SeaChange's Board of Directors terminated the SeaChange International, Inc. 1996 Non-Employee Director Stock Option Plan (the "Director Option Plan") and began granting stock options to the Board of Directors under the Company's 1995 Stock Option Plan. In June 1996, the Board of Directors adopted and the stockholders approved the Director Option Plan which provided for the grant of options to full time directors of SeaChange.

The following table summarizes the stock option activity (excluding restricted stock units:

	Year ended January 31,					
	2010		2009		2008	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	4,228,237	$ 15.43	4,884,205	$ 14.99	5,936,735	$ 14.85
Granted	60,000	6.23	13,500	8.71	41,550	8.81
Exercised	(47,805)	6.79	(223,006)	5.29	(189,623)	5.91
Forfeited/expired/cancelled	(305,459)	15.38	(446,462)	15.51	(904,457)	15.65
Outstanding at end of period	3,934,973	$ 15.41	4,228,237	$ 15.43	4,884,205	$ 14.99
Options exercisable at end of period	3,865,221	$ 15.56	4,169,492	$ 15.53	4,577,138	$ 15.49
Weighted average remaining contractual term (in years)		3.38		4.06		4.78

The weighted-average fair valuation at grant date of stock options granted during the years ended January 31, 2010, 2009 and 2008, was $3.21, $3.52 and $3.89, respectively. As of January 31, 2010, the unrecognized stock-based compensation related to the unvested stock options was $82,000 net of estimated forfeitures. Total unrecognized compensation cost will be adjusted for any future changes in estimated changes in forfeitures. This cost will be recognized over an estimated weighted average amortization period of eleven months.

The total intrinsic value of options exercised during the years ended January 31, 2010, 2009 and 2008 was approximately $60,000, $576,000 and $299,000, respectively, with intrinsic value defined as the difference between the market price on the date of exercise and the grant date price.

The cash received from employees as a result of employee stock options exercises during fiscal years 2010, 2009 and 2008 was $324,000, $1.2 million, and $1.1 million, respectively.

The following table summarizes information about employee and director stock options outstanding and exercisable as of January 31, 2010:

	Options Outstanding			Options Exercisable	
	Number outstanding	Weighted average remaining contractual terms (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Range of exercise prices					
$ 5.85 to 6.88	623,810	3.13	$ 6.49	563,810	$ 6.52
6.93 to 9.19	432,819	3.58	7.74	423,067	7.73
9.96 to 12.21	522,786	3.45	11.19	522,786	11.20
12.42 to 13.76	467,973	3.44	13.56	467,973	13.56
14.12 to 15.59	406,622	3.44	15.02	406,622	15.02
15.62 to 17.39	413,273	3.44	16.54	413,273	16.55
17.56 to 22.00	120,682	3.31	19.22	120,862	19.22
23.31 to 23.31	418,326	3.24	23.31	418,326	23.31
24.10 to 34.00	474,952	3.44	29.43	474,952	29.43
35.50 to 39.13	53,550	3.44	37.35	53,550	37.35
	3,934,793	3.38	$ 15.40	3,865,221	$ 15.56

Restricted Stock Units

Pursuant to the 2005 Plan, SeaChange may grant restricted stock units that entitle the recipient to acquire shares of SeaChange's common stock. Awards of restricted stock units vest in equal increments on each of the first three anniversaries of the grant of the award. Stock-based compensation expense associated with the restricted stock units is charged for the market value of the Company's stock on the date of grant, assuming nominal forfeitures, and is amortized over the awards' vesting period on a straight-line basis for awards with only a service condition and graded vesting basis for awards that include both a performance and service condition.

The following table summarizes the restricted stock unit activity:

	Year ended January 31,					
	2010		2009		2008	
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
Nonvested at beginning of period	458,674	$ 8.99	230,508	$ 8.99	240,676	$ 8.61
Awarded	523,346	6.45	519,814	7.30	129,214	8.27
Vested	(409,531)	7.22	(287,648)	6.40	(124,050)	7.70
Forfeited/expired/cancelled	-	-	(4,000)	6.93	(15,332)	7.32
Nonvested at end of period	572,489	$ 7.94	458,674	$ 8.72	230,508	$ 8.99

As of January 31, 2010 the unrecognized stock-based compensation related to the unvested restricted stock units was $2.0 million. This cost will be recognized over an estimated weighted average amortization period of 1.6 years.

Employee Stock Purchase Plan

In September 1996, SeaChange's Board of Directors adopted and the stockholders approved an employee stock purchase plan (the "ESPP"), effective January 1, 1997 as amended July 16, 2008, which provides for the issuance of a maximum of 2.2 million shares of common stock to participating employees who meet eligibility requirements. Employees who would immediately after the purchase own 5% or more of the total combined voting power or value of SeaChange's stock and directors who are not employees of SeaChange may not participate in the ESPP. The purchase price of the stock is 85% of the lesser of the average market price of the common stock on the first or last business day of each six-month plan period. During the fiscal years ended January 31, 2010, 2009 and 2008, 282,889, 236,707 and 236,553 shares of common stock, respectively, were issued under the Stock Purchase Plan. The cash received from employees as a result of the ESPP during fiscal 2010, 2009 and 2008 was $1.5 million, $1.6 million, and $1.6 million, respectively. As of January 31, 2010, there were 205,555 shares available for future grant.

13. Income Taxes

The components of income (loss) before income taxes are as follows:

	Year ended January 31,		
	2010	2009	2008
		(in thousands)	
Domestic	$ (2,719)	$ 2,840	$ (13,191)
Foreign	5,066	8,479	17,106
	$ 2,347	$ 11,319	$ 3,915

The components of the income tax (expense) benefit are as follows:

	Year ended January 31,		
	2010	2009	2008
		(in thousands)	
Current:			
Federal	$ (271)	$ 296	$ (192)
State	32	(80)	-
Foreign	(1,214)	(915)	(2,985)
	(1,453)	(699)	(3,177)
Deferred:			
Foreign	1,082	124	1,021
	$ (371)	$ (575)	$ (2,156)

The income tax expense computed using the federal statutory income tax rate differs from SeaChange's effective tax rate primarily due to the following:

	Year ended January 31,		
	2010	2009	2008
		(in thousands)	
Statutory U.S. federal tax rate	$ (861)	$ (3,962)	$ (1,370)
State taxes, net of federal tax benefit	$ 29	52	147
Change in valuation allowance on U.S. net deferred tax assets	$ (1,157)	527	1,620
Non-deductible stock compensation expense	$ (133)	(255)	(465)
Other	$ (126)	(35)	82
Gain on transfer of intangible assets	$ -	-	(1,055)
Gain on sale of FilmFlex	$ -	-	(4,008)
Current year impact of FIN 48	$ (463)	(529)	(638)
Research and development tax credits	$ 130	650	695
Foreign tax rate differential	$ 2,210	2,977	2,836
	$ (371)	$ (575)	$ (2,156)

SeaChange's effective tax rate was 16%, 5%, and 55% in the years ended January 31, 2010, 2009 and 2008, respectively.

The components of deferred income taxes are as follows:

	Year ended January 31,	
	2010	2009
	(in thousands)	
Deferred tax assets:		
Inventories	$ 1,846	$ 2,202
Deferred revenue	4,395	1,188
Accrued expenses	442	1,093
Capitalized intangible costs	1,034	1,228
Stock-based compensation expense	1,933	1,787
Various tax credit carryforwards—federal and state	4,297	3,868
Net operating loss carryforwards	3,291	4,332
Other	726	673
Deferred tax assets	17,964	16,371
Less: Valuation allowance	(14,903)	(15,692)
Net deferred tax assets	3,061	679
Deferred tax liabilities:		
Property and equipment	(314)	(486)
Intangible assets	(6,144)	(168)
Other	-	(146)
Deferred tax liabilities	(6,458)	(800)
Total net deferred tax liabilities	$ (3,397)	$ (121)

At January 31, 2010, SeaChange had federal, state and foreign net operating loss carryforwards of $1.5 million, $17.1 million and $9.8 million respectively, which can be used to offset future tax liabilities and expire at various dates beginning in fiscal 2016. Utilization of these net operating loss carryforwards may be limited pursuant to provisions of the respective local jurisdiction. At January 31, 2010, SeaChange had federal and state research and development credit carryforwards of approximately $2.9 million and $1.0 million, respectively and state investment tax credit carryforwards of $259,000. The federal credit carryforwards will expire at various dates beginning in fiscal 2011 if not utilized. Certain state credit carryforwards will expire at various dates beginning in fiscal 2011, while certain other state credit carryforwards may be carried forward indefinitely. Utilization of these credit carryforwards may be limited pursuant to provisions of the respective local jurisdiction. SeaChange also has alternative minimum tax credit carryforwards of $558,000 which is available to reduce future federal regular income taxes over an indefinite period.

SeaChange reviews quarterly the adequacy of the valuation allowance for deferred tax assets. The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets and has established a valuation allowance of approximately $14.9 million for such assets, which are comprised principally of net operating loss carryforwards, research and development credits, deferred revenue, inventory and stock based compensation. If SeaChange continues to generate pre-tax income in the future, some portion or all of the valuation allowance could be reversed and a corresponding increase in net income would be reported in future periods. The $3.2 million increase in net deferred tax liabilities was largely due to the acquisition of eventIS in September 2009.

At January 31, 2010, the Company has indefinitely reinvested $35.4 million of the cumulative undistributed earnings of certain foreign subsidiaries. Approximately $26.2 million of such earnings would be subject to U.S. taxes if repatriated to the U.S. Through January 31, 2010, the Company has not provided deferred income taxes on the undistributed earnings of its foreign subsidiaries because such earnings are considered to be indefinitely reinvested outside the U.S. Non-US income taxes are, however, provided on those foreign subsidiaries' undistributed earnings. Determination of the potential deferred income tax liability on these undistributed earnings in not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

For the year ended January 31, 2010, the Company recognized an additional tax expense for unrecognized tax benefits of $521,000. None of the amounts included in the balance of unrecognized tax benefits at January 31, 2010 of $7.0 million are related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. A reconciliation of the beginning and ending balance of the total amounts of gross unrecognized tax benefits, excluding interest of $596,000 is as follows (in thousands):

	Year ended January 31,	
	2010	2009
	(in thousands)	
Balance of gross unrecognized tax benefits, beginning of period	$ 6,404	$ 5,773
Gross amounts of increases in unrecognized tax benefits as a result of tax positions taken in the current period	521	752
Effect of currency translation	60	(121)
Balance of gross unrecognized tax benefits, end of period	$ 6,985	$ 6,404

The Company and its subsidiaries file income tax returns in U.S. federal jurisdiction, various state jurisdictions, and various foreign jurisdictions. During 2006, the Company was notified by the Internal Revenue Service ("IRS") that they would examine our 2004 through 2007 federal tax returns. During fiscal 2010, the IRS completed its examination of the Company's federal tax returns for such years and the Company and the IRS agreed to certain adjustments resulting in an additional tax credit of $7,000. The Company is no longer subject to U.S. federal examinations before 2007.However, the taxing authorities still have the ability to review the propriety of certain tax attributes created in closed years if such tax attributes are utilized in an open tax year, such as our federal research and development credit carryovers.

14. Employee Benefit Plan

SeaChange sponsors a 401(k) retirement savings plan (the "Plan"). Participation in the Plan is available to full-time employees who meet eligibility requirements. Eligible employees may contribute up to 25% of their annual salary, subject to certain limitations. SeaChange matched contributions up to 50% of the first 6% of compensation. During the fiscal years ended January 31, 2010, 2009 and 2008, SeaChange contributed $1.4 million, $802,000 and $566,000, respectively. The Company also contributes to various retirement plans in our international subsidiaries, of which the amounts will vary, according to the local foreign plans specific to each location.

15. Subsequent Events

VividLogic Inc.

On February 1, 2010, the Company completed its acquisition of VividLogic, Inc. ("VividLogic"). VividLogic, based in Fremont, California provides in-home infrastructure software for high definition televisions, home gateways, and set-top boxes to cable television service providers, set-top box manufacturers and consumer electronics (CE) suppliers. The Company acquired VividLogic to expand its in-home solutions.

At the closing, the Company made a cash payment of $12.0 million, of which $1.2 million was deposited in escrow with respect certain indemnification matters, plus $3.5 million based on an estimated working capital. $1.5 million will be paid on each of May 1, 2010 and August 1, 2010, respectively, and $2 million will be paid on the one year anniversary of the closing. The final working capital adjustment will be settled during the first quarter of fiscal 2011 absent a dispute as to the final adjustment amount. In addition, payments of fixed deferred purchase price in the amount of $1.0 million will be paid on each of February 1, 2011, 2012, and 2013. Under the earnout agreement, the Company will be obligated to make additional payments based upon the operating results of VividLogic over the three one year periods following the closing. Acquisition-related costs incurred for the twelve months ended January 31, 2010 include transaction costs. SeaChange recorded transaction costs such as legal, accounting, valuation and other professional services of $400,000. The transaction costs were expensed and recorded in general and administrative expenses in the Consolidated Statement of Operations.

Restructuring

During the first quarter of fiscal 2011, the Company initiated actions to lower its cost structure as it strives to generate sustainable profitability for next year. The first quarter will include pre-tax restructuring charges to its income statement totaling approximately $1.7 million related to the termination of approximately 47 employees.

17. Related Party

ReiJane Huai, a director of the Company, elected on August 28, 2009, is the Chairman and CEO of FalconStor Software Inc, from whom the Company purchases products used in the manufacture of SeaChange products. Product purchases from FalconStor Software were $550,000 for the fiscal year ended January 31, 2010. As of January 31, 2010, the Company had no liability to FalconStor Software, Inc.

18. Quarterly Results of Operations—Unaudited

The following table sets forth certain unaudited quarterly results of operations for the fiscal years ended January 31, 2010 and 2009. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results of operations.

	Three months ended							
	April 30, 2008	July 31, 2008	October 31, 2008	January 31, 2009	April 30, 2009	July 31, 2009	October 31, 2009	January 31, 2010
Revenue	$45,384	$50,705	$51,795	$53,952	$48,876	$46,507	$53,290	$52,992
Gross profit	22,762	24,640	28,143	27,751	25,018	23,714	27,557	26,964
Operating expenses	22,580	23,509	23,176	23,837	23,714	24,204	26,977	26,156
Net income (loss)	343	1,487	3,367	4,777	998	(376)	657	44
Earnings (loss) per share-Basic	0.01	0.05	0.11	0.16	0.03	(0.01)	0.02	-
Earnings (loss) per share-Diluted	0.01	0.05	0.11	0.15	0.03	(0.01)	0.02	-

Schedule II
SEACHANGE INTERNATIONAL, INC.
VALUATION OF QUALIFYING ACCOUNTS AND RESERVES

Years ended January 31, 2010, 2009 and 2008

	Balance at beginning of period	Charged to costs and expenses	Deductions and write-offs	Other Adjustments	Balance at end of period
			(in thousands)		
Accounts Receivable Allowance:					
Year ended January 31, 2010	$ 853	$ 75	$ (76)	$ -	$ 852
Year ended January 31, 2009	663	670	(480)	-	853
Year ended January 31, 2008	466	486	(224)	(65)	663

	Balance at beginning of period	Additions	Deletions	Adjustments	Balance at end of period
			(in thousands)		
Deferred Tax Assets Valuation Allowance:					
Year ended January 31, 2010	$ 15,692	$ -	$ (789)	$ -	$ 14,903
Year ended January 31, 2009	13,319	2,373	-	-	15,692
Year ended January 31, 2008	18,785	-	(1,393)	(4,073)	13,319

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Exhibit 21.1

SEACHANGE INTERNATIONAL, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
SeaChange US Pty Limited	Australia
ZQ Interactive, Ltd.	British Virgin Islands
SEAC Canada Limited	Canada
ZQ Interactive (Shanghai), Ltd.	China (Shanghai)
SeaChange International SARL	France
S.E.A.C. Germany GmbH	Germany
ODG Deutchland GmbH	Germany
eventIS GmbH	Germany
SeaChange India Private, Ltd.	India
S.E.A.C. Ireland Limited	Ireland
SeaChange Japan KK	Japan
SeaChange Korea LLC	Korea
Cambio Maritimo Mexico, S. de R.L de C.V.	Mexico
SeaChange B.V.	Netherlands
eventIS Group B.V.	Netherlands
eventIS B.V.	Netherlands
eventIS Software Solutions B.V.	Netherlands
eventIS Interactive Solutions B.V.	Netherlands
SeaChange Philippines Corporation	Philippines
SeaChange LLC	Russia
SeaChange Asia Pacific Pte. Ltd.	Singapore
SeaChange Telekomünikasyon Hizmetleri Anonim Sirketi	Turkey
On Demand Group	United Kingdom
On Demand Group Limited	United Kingdom
On Demand Management Ltd.	United Kingdom
On Demand Productions Ltd.	United Kingdom
Mobix Interactive Ltd.	United Kingdom
Sceneworx Ltd.	United Kingdom
SeaChange International UK Ltd.	United Kingdom
eventIS (UK) Limited	United Kingdom
SeaChange Holdings, Inc.	United States
VividLogic, Inc	United States
VividLogic (India) Private Ltd.	India

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated April 9, 2010, with respect to the consolidated financial statements, financial statement schedule, and internal control over financial reporting included in the Annual Report of SeaChange International, Inc. and subsidiaries on Form 10-K for the year ended January 31, 2010. We hereby consent to the incorporation by reference of said reports in the Registration Statements of SeaChange International, Inc. and subsidiaries on Forms S-3 (File No. 333-56410 with an effective date of April 30, 2002) and on Forms S-8 (File Nos. 333-136322 with an effective date of August 4, 2006, 333-17379 with an effective date of December 6, 1996, 333-100160 with an effective date of September 27, 2002, 333-65854 with an effective date of July 25, 2001, 333-113761 with an effective date of March 19, 2004, 333-128987 with an effective date of October 13, 2005, 333-147970 with an effective date of December 10, 2007 and 333-153424 with an effective date of September 11, 2008).

/s/ Grant Thornton LLP

Boston, Massachusetts
April 9, 2010

Exhibit 31.1

CERTIFICATION

I, William C. Styslinger, III, certify that:

1. I have reviewed this annual report on Form 10-K of SeaChange International, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 9, 2010

By: /s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
Chief Executive Officer,
Chairman of the Board and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Kevin M. Bisson, certify that:

1. I have reviewed this annual report on Form 10-K of SeaChange International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 9, 2010

By: /s/ KEVIN M. BISSON

Kevin M. Bisson,
Chief Financial Officer,
Senior Vice President,
Finance and Administration,
Treasurer and Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K for the year ended January 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, William C. Styslinger, III, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Company's Annual Report on Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
Chief Executive Officer,
Chairman of the Board and Director

April 9, 2010

This certification is being furnished to the Securities and Exchange Commission with this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purpose of Section 18 of the Securities Exchange Act of 1934.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K for the year ended January 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Kevin M. Bisson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Company's Annual Report on Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KEVIN M. BISSON

Kevin M. Bisson
Chief Financial Officer, Senior Vice President,
Finance and Administration,
Treasurer and Secretary

April 9, 2010

This certification is being furnished to the Securities and Exchange Commission with this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purpose of Section 18 of the Securities Exchange Act of 1934.

CORPORATE INFORMATION

Board of Directors
Mary Palermo Cotton
ReiJane Huai
Thomas F. Olson
Carlo Salvatori
William C. Styslinger, III – Chairman of the Board
Carmine Vona

Executive Officers
Kevin M. Bisson – Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Steven M. Davi – Senior Vice President, Software Engineering
Ira Goldfarb – Senior Vice President, Worldwide Sales
Yvette Gordon-Kanouff – President
Anthony W. Kelly – Senior Vice President
Bruce E. Mann – Senior Vice President, Network Storage Engineering
William C. Styslinger, III – Chairman of the Board and Chief Executive Officer
Erwin van Dommelen – President, SeaChange Software Division

HEADQUARTERS
50 Nagog Park
Acton, MA 01720
Tel: 978.897.0100
Fax: 978.897.0132

SALES AND SUPPORT FACILITIES
Acton, MA
Dundalk, Ireland
London, UK
Manila, Philippines
Shanghai, China
Singapore
Tokyo, Japan
Valbonne, France

DEVELOPMENT OFFICES
Acton, MA
Eindhoven, The Netherlands
Fort Washington, PA
Greenville, NH
San Mateo, CA
Shanghai, China

STOCKHOLDERS INFORMATION
Requests for information about the Company and additional copies of this report should be directed to:

Investor Relations
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720
Tel: 978.897.0100 Fax: 978.897.0132
investorrelations@schange.com

More information is also available on our web site: **www.schange.com**

STOCK TRADING INFORMATION
SeaChange International's common stock trades on the Nasdaq Stock Market under the symbol SEAC

TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
www.bnymellon.com/shareowner/isd
Toll Free Number: 800.288.9541
TDD for hearing impaired: 800.231.5469
Foreign shareowners: 201.680.6578

INDEPENDENT ACCOUNTANTS
Grant Thornton LLP
226 Causeway Street
6th Floor
Boston, MA 02114
T 617.723.7900
F 617.723.3640
www.grantthornton.com

GENERAL COUNSEL
Choate, Hall & Stewart, LLP
Two International Place
Boston, MA 02110

ANNUAL MEETING OF STOCKHOLDERS
The Annual Meeting of Stockholders of SeaChange International, Inc. will be held on July 15, 2010 at the Company's Headquarters at 50 Nagog Park, Acton, MA.


SeaChange®
www.schange.com

ABOUT SEACHANGE

SeaChange International is a leading provider of software applications, services and integrated solutions that deliver a high-quality television experience across TVs, PCs and mobile devices. By partnering with leading cable and telco companies, SeaChange enables in-home and mobile entertainment, as well as advanced advertising solutions, allowing broadband operators to differentiate their offerings and create strong customer loyalty.

Visit www.schange.com today.


SeaChange

50 Nagog Park, Acton, MA 01720 USA | T 1.978.897.0100 | F 1.978.897.0132
www.schange.com